As filed with the Securities and Exchange Commission on February 28, 2013

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KNOT Offshore Partners LP

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4400	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, +44 1224 618420

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Watson, Farley & Williams (New York) LLP

1133 Avenue of the Americas

New York, New York 10036

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Catherine S. Gallagher Adorys Velazquez Vinson & Elkins L.L.P. 2200 Pennsylvania Avenue NW, Suite 500W Washington, DC 20037 (202) 639-6500	Sean T. Wheeler Charles E. Carpenter Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$100,000,000	$13,640

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2013

PRELIMINARY PROSPECTUS

KNOT Offshore Partners LP

Common Units

Representing Limited Partner Interests

$        per common unit

This is the initial public offering of our common units. We currently expect the initial public offering price to be between $        and $        per common unit. We are selling            common units. To the extent the underwriters sell more than            common units in this offering, the underwriters have an option to purchase up to             additional common units.

We are a Marshall Islands limited partnership formed to own, operate and acquire shuttle tankers under long-term charters. Our initial fleet of shuttle tankers will be contributed to us by Knutsen NYK Offshore Tankers AS, a leading independent owner of crude oil shuttle tankers. Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. We intend to apply to list the common units on the New York Stock Exchange under the symbol “KNOP.”

We are an “emerging growth company,” and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.” Investing in our common units involves risks. Please read “Risk Factors” beginning on page 22.

These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our units.

•	We will be required to make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.

•	Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to unitholders.

•	Our growth depends on the continued growth in demand for offshore oil transportation.

•	We depend on Knutsen NYK Offshore Tankers AS and certain of its affiliates to assist us in operating and expanding our business.

•	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders who are resident in Norway or own more than 4.9% of our common units.

•

Our general partner and its affiliates own a     % interest in us and have conflicts of interest and limited duties to us and our unitholders, which may permit them to favor their own interests to your detriment.

•	Even if public unitholders are dissatisfied, they cannot initially remove our general partner without the consent of Knutsen NYK Offshore Tankers AS.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	You will experience immediate and substantial dilution of $ per common unit.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to KNOT Offshore Partners LP(1)(2)	$	$

(1)	Excludes an aggregate structuring fee of $ million payable to Citigroup Global Markets Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated.
(2)	Excludes offering expenses payable by us as described in “Expenses Related to This Offering.”

The underwriters expect to deliver the common units to purchasers on or about                    , 2013 through the book-entry facilities of the Depositary Trust Company.

BofA Merrill Lynch	Citigroup

                    , 2013

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

i

APPENDIX A—Form of First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP	A-i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business and fleet refer to our business and fleet to be contributed to our partnership upon the closing of this offering. Prior to the closing of this offering, our partnership will not own any vessels. You should read the entire prospectus carefully, including the historical financial statements of KNOT Offshore Partners LP Predecessor and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, (1) an initial public offering price of $         per common unit and (2) that the underwriters’ do not exercise their option to purchase additional comment units. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

References in this prospectus to “KNOT Offshore Partners,” “we,” “our,” “us” and “the Partnership” or similar terms when used in a historical context refer to Knutsen NYK Offshore Tankers AS and its vessels and the subsidiaries that hold interests in the vessels in our initial fleet. When used in the present tense or prospectively, those terms refer to KNOT Offshore Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this prospectus to “our predecessor” refer to KNOT Offshore Partners LP Predecessor. For the year ended December 31, 2012, our predecessor had revenues and net income of $65.7 million and $4.2 million, respectively. Please read “—Summary Financial and Operating Data” beginning on page 18 for an overview of our predecessor’s operating results and financial position.

References in this prospectus to “our general partner” refer to KNOT Offshore Partners GP LLC, the general partner of KNOT Offshore Partners. References in this prospectus to “KNOT UK” refer to KNOT Offshore Partners UK LLC, a wholly owned subsidiary of the Partnership. References in this prospectus to “KNOT” refer, depending on the context, to Knutsen NYK Offshore Tankers AS and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to “TSSI” refer to TS Shipping Invest AS and references to “NYK” refer to Nippon Yusen Kaisha, each of which holds a 50% interest in KNOT. References in this prospectus to “KNOT Management” are to KNOT Management AS, a wholly owned subsidiary of KNOT. References in this prospectus to “KOAS UK” refer to Knusten OAS (UK) Ltd., a wholly-owned subsidiary of TSSI. References in this prospectus to “KOAS” refer to Knutsen OAS Shipping AS, a wholly owned subsidiary of TSSI. References in this prospectus to “BG Group,” “Statoil” and “Transpetro” refer to BG Group Plc, Statoil ASA and Petrobras Transporte S.A., respectively, and certain of each of their subsidiaries that are our customers.

KNOT Offshore Partners LP

We are a limited partnership formed to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. Our initial fleet of shuttle tankers will be contributed to us by Knutsen NYK Offshore Tankers AS, or KNOT, which is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, liquefied natural gas, or LNG, tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels. Upon completion of this offering, KNOT will own our 2.0% general partner interest, all of our incentive distribution rights and a     % limited partner interest in us.

Upon the closing of this offering, we will have a modern fleet of shuttle tankers that will operate under long-term charters with major oil and gas companies engaged in offshore production such as BG Group, Statoil and Transpetro. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. We also believe we can grow organically by continuing to provide reliable customer service to our charterers and leveraging KNOT’s relationships, expertise and reputation.

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea in 1977 as an alternative to pipelines.

Upon the closing of this offering, our initial fleet will consist of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Petrobras Transporte S.A., or Transpetro;

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA, or Statoil, with options to extend until May 2019; and

•

the Windsor Knutsen, a shuttle tanker built in 2007 and retrofitted from a conventional crude oil tanker to a shuttle tanker in 2011 that is currently operating under a time charter that expires in April 2014 with BG Group Plc, or BG Group, with options to extend until April 2016.

In addition, while we believe the Bodil Knutsen and the Windsor Knutsen will be chartered through the option periods, KNOT has agreed to guarantee the payments of the hire rate under such vessel’s existing charters for a period of five years from the closing date of this offering.

Pursuant to the omnibus agreement we will enter into with KNOT at the closing of this offering, we will have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the omnibus agreement.

We will have the right to purchase the following five additional newbuild shuttle tankers from KNOT:

•	the Carmen Knutsen, a shuttle tanker that was delivered in January 2013 and is operating under a time charter that expires in January 2018 with Repsol YPF, with options to extend until January 2021.

•

Hull 2531, a shuttle tanker that is scheduled for delivery in the third quarter of 2013. Upon delivery, Hull 2531 will operate under a time charter that expires in the third quarter of 2018 with Ente Nazionale Indrocarburi S.p.A., or Eni, with options to extend until the third quarter of 2023.

•

Hull 2532, a shuttle tanker that is scheduled for delivery in the third quarter of 2013. Upon delivery, Hull 2532 will operate under a time charter that expires in the third quarter of 2018 with Eni, with options to extend until the third quarter of 2023.

•

Hull 2575, a shuttle tanker that is scheduled for delivery in the fourth quarter of 2013. Upon delivery, Hull 2575 will operate under a time charter that expires in the fourth quarter of 2023 with ExxonMobil Corporation, or Exxon, with options to extend until the fourth quarter of 2028.

•

Hull 574, a shuttle tanker currently being built by Cosco (Zhoushan) Shipyard Co., Ltd., or Cosco, that is scheduled for delivery in late 2014. Upon delivery, Hull 574 will operate under a time charter that expires in late 2024 with Repsol Sinopec Brasil BV, or Repsol Sinopec, with options to extend until late 2029.

We will have the right to purchase the Carmen Knutsen within 24 months after the closing of this offering and will have the right to purchase Hull 2531, Hull 2532, Hull 2575 and Hull 574 within 24 months after each such vessel’s respective acceptance by its charterer, in each case subject to reaching an agreement with KNOT regarding the purchase price in accordance with the provisions of the omnibus agreement. Acceptance by the charterer occurs after the vessel has been delivered to the charterer and the charterer completes all inspections and testing of the vessel in compliance with charter requirements.

Pursuant to a joint venture agreement, KNOT is the exclusive vehicle for TSSI’s and NYK’s shuttle tanker business. Knutsen Shuttle Tankers 19 AS, a wholly owned subsidiary of a company jointly owned by TSSI and NYK, is the current party to the shipbuilding contract with Cosco for Hull 574 and in accordance with the joint venture agreement, an option has been granted to KNOT to acquire Knutsen Shuttle Tankers 19 AS. KNOT will be required under the omnibus agreement to exercise such option on or prior to acceptance of Hull 574 by Repsol Sinopec.

Our Relationship with Knutsen NYK Offshore Tankers AS

We believe that one of our principal strengths is our relationship with KNOT. We believe our relationship with KNOT will give us access to KNOT’s relationships with major international oil and gas companies, shipbuilders, financing sources and suppliers and its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. As of January 31, 2013, the KNOT fleet consisted of 23 shuttle tankers (including the vessels in our initial fleet) and three newbuilds on order, and one product/chemical tanker. In addition, KNOT, through its wholly owned subsidiary KNOT Management AS, or KNOT Management, owns the ship management services relating to the shuttle tankers in our fleet, which allows for a fully integrated shipping operation, providing newbuild supervision, project development, crewing, technical management and various other maritime services.

KNOT, whose predecessor was formed in 1987, is jointly owned by TSSI and NYK. In December 2010, NYK made an investment in KNOT in return for a 50% equity interest. The investment by NYK helped KNOT to continue to expand its fleet.

Business Opportunities

We believe the following factors create opportunities for us to successfully execute our business strategy and plan and grow our business.

•

Growing offshore oil production. According to the International Energy Agency, or IEA,—World Energy Outlook 2012, the demand for oil and oil-derived products is expected to continue to grow steadily in the coming years, reaching approximately 99.7 million barrels per day, or bpd, by 2035, up from 87.4 million bpd in 2011. In addition, offshore discoveries are expected to play an important role in the future, as IEA projects that deepwater production will expand from 4.8 million bpd in 2011 to 8.7 million bpd in 2035.

•

Increased demand for shuttle tanker services. We believe demand for shuttle tankers will increase from the continued growth in deepwater offshore oil production because production from deep waters and remote areas may be too expensive or technically demanding to transport via pipeline. As offshore oil production expands into harsh environments, high specification shuttle tankers will be needed to service those fields. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers provide a more flexible option than pipelines for the transportation of oil over long distances and from deeper waters and harsher environments where pipelines may not be economically or technologically feasible. As of January 31, 2013, the world shuttle tanker fleet consisted of 70 vessels. According to Fearnley Consultants AS, or Fearnley Consultants, 60 new shuttle tankers will be needed by 2020 to satisfy estimated demand.

•

Customer demand for established, high quality operators. Many offshore projects, particularly those located in deep waters or remote locations, have a heightened reliance on their shuttle tanker provider due to the long-term nature of their contracts, the stringent technical requirements of shuttle tankers and the high degree of experience and expertise required of its crew. As a result, the major oil and gas companies are highly selective in their choice of shuttle tanker providers due to the high level of capital investment in their offshore projects and the requirement for uninterrupted production from the oil fields. We believe that KNOT’s long-standing reputation for customer service and reliability will cause major oil and gas companies to favor it over less experienced operators.

Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•

Relationship with leading shuttle tanker operator. We believe we will benefit from our relationship with KNOT in the future. We believe charterers award new business to established participants in the shuttle tanker market because of their technical, commercial and managerial expertise. For example, over the past ten years, all but one new tenders and time-charter contract awards in the North Sea have been won by KNOT, the second largest shuttle tanker owner, and one other established company. We believe that KNOT’s 25-year history of providing offshore loading and transportation services to major integrated oil companies will enable it to attract additional long-term charters for shuttle tankers that will be required to be offered to us pursuant to the omnibus agreement in the event their terms equal or exceed five years.

•

Built-in growth opportunities. In addition to our initial fleet of four shuttle tankers, we will have the right to purchase from KNOT five newbuild shuttle tankers. Additionally, we will have the right to purchase additional shuttle tankers in KNOT’s fleet if they are placed under charters of five years or more. This right will continue throughout the entire term of the omnibus agreement. We believe these acquisition opportunities, as well as future acquisition opportunities, will provide us with a way to grow our distributions per unit.

•

Enhanced growth opportunities through our relationship with KNOT. We believe our relationship with KNOT will provide us with many benefits that we believe will drive growth in distributions per unit, including opportunities to acquire other vessels, strong customer relationships, leading operational expertise, enhanced shipyard relationships, access to KNOT’s relationships with leading financing providers and a large pool of experienced and qualified global seafarers.

•

Sustainable cash flow supported by charters with leading energy companies. Our services will be integrated with the offshore oil fields we will serve and are a critical part of our customers’ logistics solutions. Each shuttle tanker in our fleet will operate under a long-term, fixed-rate charter with leading oil and gas companies, including BG Group, Statoil and Transpetro, with an average remaining duration of 8.1 years as of December 31, 2012 (including KNOT’s guarantee of the hire rates under the charters for the Bodil Knutsen and the Windsor Knutsen through the option periods). In addition, these charters contain fixed escalation provisions to offset the effects of increases in operating expenses.

•

Modern fleet equipped with the latest technology. Our initial fleet will be one of the youngest shuttle tanker fleets in operation worldwide, with an average age of 2.7 years as of December 31, 2012, compared to 10.6 years for the global shuttle tanker fleet. Both our initial fleet and the five newbuild shuttle tankers that we will have the right to purchase from KNOT will be equipped with the latest advanced shuttle tanker technology, including advanced dynamic positioning technology, or DP2, and will be able to operate in the harsh weather environments in the North Sea. We believe the significant investment needed to build shuttle tankers with the highly customized specifications required by our customers and train personnel to create operational efficiencies creates a significant barrier to entry for new competitors.

•

Financial flexibility to support our growth. We believe we will have access to public debt and equity markets in order to pursue expansion opportunities. We expect to have a moderate level of indebtedness at the time of our initial public offering. In addition, we expect to have access to approximately $         million of additional borrowings under our credit facilities following the closing of this offering that could be used for working capital and acquisitions.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, please read “Risk Factors.”

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•

Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We will seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. Under the omnibus agreement that we will enter into with KNOT, we will have the right to purchase five newbuild vessels, delivered or expected to be delivered to charterers during 2013 and 2014. Additionally, during the term of the omnibus agreement, we will have the right to purchase from KNOT any newbuild shuttle tanker under a long-term charter agreement or existing shuttle tanker in the KNOT fleet that enters into a long-term charter agreement of five years or more.

•

Expand global operations in high-growth regions. As offshore exploration and production activity increases worldwide, we will seek to expand in proven areas, such as the North Sea and Brazil, and in new markets as they develop. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new projects worldwide.

•

Manage our fleet and deepen our customer relationships to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities as offshore activity is expected to grow in coming years. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Risk Factors.”

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read carefully the risks described under “Risk Factors” beginning on page 22 of this prospectus.

Implications of Being an Emerging Growth Company

Our predecessor had less than $1.0 billion in revenue during its last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of its initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Formation Transactions

General

We were formed on February 21, 2013 as a Marshall Islands limited partnership to own, operate and acquire shuttle tankers under charters of five or more years. Prior to the closing of this offering, our partnership will not own any vessels.

Prior to the closing of this offering, we and KNOT will enter into transactions by which, among other things, we will acquire the Windsor Knutsen and the Bodil Knutsen and the entity that owns the Fortaleza Knutsen and the Recife Knutsen. In addition, we will acquire the general partner of the entity that owns the Fortaleza Knutsen and the Recife Knutsen.

At or prior to the closing of this offering, the following transactions will occur:

•

we will issue to KNOT              common units and all of our subordinated units, representing a     % limited partner interest in us, and all of our incentive distribution rights, which will entitle KNOT to increasing percentages of the cash we distribute in excess of $         per unit per quarter;

•	we will issue to KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, general partner units, representing a 2.0% general partner interest in us;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us; and

•	we will use the proceeds from this offering to repay $ million of outstanding borrowings under our vessel financing agreements and the remainder for general partnership purposes.

In addition, at or prior to the closing of this offering:

•	we will amend certain of our existing vessel financing agreements to permit the transactions pursuant to which we will acquire our initial fleet and to include a $20 million revolving credit facility;

•	we will enter into an omnibus agreement with KNOT, our general partner and others governing, among other things:

•	to what extent we and KNOT may compete with each other;

•

our option to purchase the Carmen Knutsen within 24 months after the closing of this offering, any of Hull 2531, Hull 2532, Hull 2575 and Hull 574 from KNOT within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•

certain rights of first offer on shuttle tankers operating under charters of five or more years as described under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement;”

•	KNOT’s provision of certain indemnities to us; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of this offering.

•	we will enter into an administrative services agreement with KNOT Offshore Partners UK LLC, or KNOT UK, pursuant to which:

•	KNOT UK will agree to provide us administrative services; and

•	KNOT UK will be permitted to subcontract certain of the administrative services provided under the administrative services agreement to KOAS UK and KOAS; and

•	our operating subsidiaries will enter into amended technical management agreements with KNOT Management that govern the crew, technical and commercial management of the vessels in our fleet.

For further details on our agreements with KNOT and its affiliates, including amounts involved, please read “Certain Relationships and Related Party Transactions.”

Holding Company Structure

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	a lower cost of capital for expansion and acquisitions; and

•	an enhanced ability to use equity securities as consideration in future acquisitions.

Simplified Organizational and Ownership Structure After this Offering

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above, assuming no exercise of the underwriters’ option to purchase additional common units:

	Number of Units	Percentage Ownership
Public Common Units(1)
Knutsen NYK Offshore Tankers AS Common Units(1)
Knutsen NYK Offshore Tankers AS Subordinated Units
General Partner Units		2.0%

		100.0%

(1)

Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase additional common units in full, we will issue up to an additional              common units to KNOT at the expiration of the option. Any such units issued to KNOT will be issued for no additional consideration. If the underwriters exercise their option to purchase up to additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be sold to the public instead of being issued to KNOT. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding. If the underwriters’ option is exercised in full, then KNOT would own % of the common units and the public would own % of the common units.
(2)	Each of the Fortaleza Knutsen, Recife Knutsen, Windsor Knutsen and Bodil Knutsen are owned by certain vessel owning subsidiaries.

Our Management

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Certain of our directors will also serve as directors of KNOT or its affiliates. Our Chief Executive Officer and Chief Financial Officer is solely devoted to our business and will not be employed by KNOT or its affiliates other than us and our subsidiaries. For more information about these individuals, please read “Management—Directors and Executive Officers.”

Pursuant to the administrative services agreement, we will reimburse KNOT UK, and KNOT UK will reimburse KOAS UK and KOAS, as applicable, for the reasonable costs and expenses incurred in connection with providing administrative services to us. We expect that KNOT UK will pay KOAS UK and KOAS, collectively, approximately $1.0 million in total under the administrative services agreement for the twelve months ending March 31, 2014. For a more detailed description of this arrangement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.”

In addition, our operating subsidiaries will be party to certain technical management agreements, which will be amended in connection with this offering, with KNOT Management, that govern the crew, technical and commercial management of the vessels in our fleet. We expect that our operating subsidiaries will pay KNOT Management approximately $0.9 million in total under the amended technical management agreements for the twelve months ending March 31, 2014. For a more detailed description of this arrangement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Technical Management Agreements.”

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our registered and principal executive offices are located at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, and our phone number is +44 1224 618420. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission, or the SEC, available, free of charge, through our website at www.knotoffshorepartners.com, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors will have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under “Conflicts of Interest and Fiduciary Duties.” This legal duty is commonly referred to as a “fiduciary duty.” Our directors also will have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and KNOT and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•

certain of our directors will also serve as directors of KNOT or its affiliates and as such will have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder; when acting in its individual capacity, our general partner may act without any fiduciary obligation to us or the unitholders whatsoever;

•

KNOT and its affiliates may compete with us, subject to the restrictions contained in the omnibus agreement, and could own and operate shuttle tankers under charters of five years or more that may compete with our vessels if the Partnership does not acquire such vessels with offers;

•

any agreement between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor;

•

borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of: (i) enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or (ii) hastening the expiration of the subordination period;

•

KNOT, as the holder of the incentive distribution rights, has the right to reset the minimum quarterly distribution and the cash target distribution levels upon which the incentive distributions payable to KNOT are based without the approval of unitholders or the conflicts committee of our board of directors at any time when there are not subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters; in connection with such resetting and the corresponding relinquishment by KNOT of incentive distribution payments based on the cash target distribution levels prior to the reset, KNOT will be entitled to receive a number of newly issued common units and general partner units based on a predetermined formula described under “How We Make Cash Distributions—KNOT’s Right to Reset Incentive Distribution Levels”; and

•

in connection with the offering, we will enter into agreements, and may enter into additional agreements, with KNOT and certain of its subsidiaries, relating to the purchase of additional vessels, the provision of certain services to us by KNOT, KNOT Management and their affiliates and other matters. In the performance of their obligations under these agreements, KNOT and its subsidiaries, other than our general partner, are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, please read “Management—Directors and Executive Officers and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will over time be elected by our common unitholders, our general partner will have influence on decisions made by our board of directors. Our board of directors will have a conflicts committee composed of independent directors. Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between KNOT and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of the partnership.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, please read “Conflicts of Interest and Fiduciary Duties.” For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

In addition, our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to KNOT upon the option’s expiration for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 2.0% general partner interest in us.

Use of proceeds	We intend to use the net proceeds from this offering (approximately $ million, after deducting underwriting discounts and commissions and structuring fees and estimated offering expenses payable by us) to repay $ million of debt and to pre-fund approximately $2.0 million of our one-time entrance tax into the Norwegian tonnage tax regime. The remainder of the net proceeds will be available for general partnership purposes.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $ million, if exercised in full, after deducting the underwriting discounts and commissions) will be used to make a cash distribution to KNOT. If the underwriters do not exercise their option to purchase additional common units, we will issue an additional common units to KNOT at the expiration of the option for no additional consideration.

Cash distributions	We intend to make minimum quarterly distributions of $ per common unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received an aggregate distribution of $ .

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending June 30, 2013), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through June 30, 2013 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

If cash distributions to our unitholders exceed $ per unit in a quarter, holders of our incentive distribution rights (initially, KNOT) will receive increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution,” that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $ on all of our common and subordinated units for each quarter through March 31, 2014. However, unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Please read “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.”

Subordinated units	KNOT will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $ on each outstanding common and subordinated unit and the corresponding distribution on the general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2016.

For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period. If the subordination period ends as a result of us having met the tests described above, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Please read “How We Make Cash Distributions—Subordination Period.”

KNOT’s right to reset the target distribution levels	KNOT, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If KNOT transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by KNOT, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution amount”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, KNOT will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. For a more detailed description of KNOT’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of KNOT to receive common units and general partner units in connection with this reset, please read “How We Make Cash Distributions—KNOT’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Board of directors	We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors who will serve as directors for terms determined by our general partner. At our 2013 annual meeting, the common unitholders will elect four of our directors. The four directors elected by our common unitholders at our 2013 annual meeting will be divided into four classes to be elected by our common unitholders annually on a staggered basis to serve for four-year terms. The majority of our directors will be non-United States citizens or residents.

Voting rights	Except as otherwise described herein, each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

In addition, common unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. Norwegian Resident Holders are all persons (including individuals, entities, partnerships, trusts and estates) that are residents of Norway for purposes of the Norwegian Tax Act. The voting rights of any such Norwegian Resident Holders will effectively be redistributed pro rata among the remaining common unitholders (subject to the limitation described above for 4.9% common unitholders) in these elections.

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its

affiliates, voting together as a single class. Upon consummation of this offering, KNOT will own             of our common units and all of our subordinated units, representing a     % limited partner interest in us. If the underwriters’ option to purchase additional common units is exercised in full, KNOT will own             of our common units and all of our subordinated units, representing a     % limited partner interest in us. As a result, you will initially be unable to remove our general partner without its consent, because KNOT will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. federal income tax considerations	Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately % of the total cash distributions you receive during that period. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis of this estimate. Please also read “Risk Factors—Tax Risks” for a discussion relating to the taxation of dividends. For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Considerations.”

Non-U.S. tax considerations	Our vessel owning subsidiaries have been organized under the laws of the Kingdom of Norway and we, KNOT UK and our general partner are expected to be managed and controlled in the United Kingdom.

Nonetheless, other than any Norwegian or United Kingdom unitholders, unitholders are not expected to be taxable in Norway or the United Kingdom with respect to the income we earn or the distributions we pay to them. For a discussion of material Norwegian, Marshall Islands and United Kingdom income tax considerations that may be relevant to prospective unitholders, please read “Non-United States Tax Considerations.” Please also read “Risk Factors—Tax Risks” for a discussion of the risk that unitholders may be attributed the activities we undertake in various jurisdictions, including Norway, for taxation purposes.

Exchange listing	We intend to apply to list the common units on the New York Stock Exchange under the symbol “KNOP.”

Summary Financial and Operating Data

The following table presents, in each case for the periods and as of the dates indicated, summary historical financial and operating data of KNOT Offshore Partners LP Predecessor, which includes (1) the subsidiaries of KNOT that own the Fortaleza Knutsen and the Recife Knutsen and (2) the Bodil Knutsen and the Windsor Knutsen and all of their related assets, liabilities, revenues, expenses and cash flows. This acquisition will be accounted for as a reorganization under common control and has therefore been recorded at KNOT’s historical book values. The summary historical financial data of KNOT Offshore Partners LP Predecessor as of and for the years ended December 31, 2011 and 2012 has been derived from the audited combined carve-out financial statements of KNOT Offshore Partners LP Predecessor, prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which are included elsewhere in this prospectus.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined carve-out financial statements of KNOT Offshore Partners LP Predecessor and the notes thereto, our unaudited pro forma combined balance sheet and the notes thereto and our forecasted results of operations for the twelve months ending March 31, 2014, in each case included elsewhere in this prospectus.

The results of operations for the year ended December 31, 2011 reflect the operations of the Fortaleza Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Recife Knutsen from March 2011, April 2011, May 2011 and August 2011, respectively, when they commenced operations under their respective charters.

Our results of operations, cash flows and financial conditions could differ from those that would have resulted if we operated autonomously or as an entity independent of KNOT in the periods for which historical financial data is presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31
	2011	2012
	(dollars in thousands)
Statement of Operations Data:
Total revenues	$43,909	$65,653
Voyage expenses(1)	2,653	—

Net voyage revenues	41,256	65,653

Vessel operating expenses(2)	10,795	13,000
Depreciation and amortization	16,229	21,181
General and administrative expenses	927	1,395

Operating income	13,305	30,077

Interest income	34	19
Interest expense	(9,650)	(13,471)
Other finance expense	(2,741)	(3,378)
Realized and unrealized loss on derivative instruments	(15,489)	(6,031)
Net loss on foreign currency transactions	(3,037)	(1,771)

Income (loss) before income taxes	(17,578)	5,445
Income tax benefit (expense)	1,240	(1,261)

Net income (loss)	$(16,338)	$4,184

Balance Sheet Data (at end of period):
Cash and cash equivalents	$3,189	$1,287
Vessels and equipment, net	517,897	496,768
Total assets	534,603	515,250
Long-term debt (including current portion)	375,933	347,850
Owner’s equity	67,370	100,633

Cash Flow Data:
Net cash provided by operating activities	$11,473	$19,307
Net cash used in investing activities	(138,104)	(52)
Net cash provided by (used in) financing activities	126,445	(21,156)

Fleet Data:
Number of shuttle tankers in operation at end of period	4	4
Average age of shuttle tankers in operation at end of period (years)	1.7	2.7
Total calendar days for fleet	988.7	1,464
Total operating days for fleet(3)	973.6	1,377

Other Financial Data:
EBITDA(4)	$8,267	$40,078
Adjusted EBITDA(4)	29,534	51,258
Capital expenditures:
Expenditures for vessels and equipment	394	—
Expenditures for drydocking	3,739	—

(1)	Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.

(4)	Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items (including other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and adjusted EBITDA to net income (loss) and net cash provided by operating activities, the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Reconciliation to net income (loss):
Net income (loss)	$(16,338)	$4,184
Interest income	(34)	(19)
Interest expense	9,650	13,471
Depreciation and amortization	16,229	21,181
Income tax (benefit) expense	(1,240)	1,261

EBITDA	$8,267	$40,078
Other financial items(a)	21,267	11,180

Adjusted EBITDA	$29,534	$51,258

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Reconciliation to net cash provided by operating activities:
Net cash provided by operating activities	$11,473	$19,307
Interest income	(34)	(19)
Interest expense	9,650	13,471
Amortization of contract intangibles / liabilities	868	1,518
Amortization of deferred debt issuance cost	(658)	(982)
Unrealized loss on derivative instruments	(8,923)	(549)
Unrealized loss on foreign currency transactions	(3,056)	(579)
Other items	(2,677)	426
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	93	6
Decrease (increase) in receivables from owners and affiliates	(386)	—
Decrease (increase) in inventories	(218)	71
Decrease (increase) in other current assets	211	5,048
Increase (decrease) in trade accounts payable	7,874	334
Increase (decrease) in accrued expenses	(324)	342
Increase (decrease) in prepaid revenue	(5,626)	1,684

EBITDA	$8,267	$40,078
Other financial items(a)	21,267	11,180

Adjusted EBITDA	$29,534	$51,258

(a)	Other financial items consists of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units and subordinated units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $         per unit on our common units and subordinated units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the price and level of production of, and demand for, crude oil;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of vessels;

•	the supply of shuttle tankers;

•	prevailing global and regional economic and political conditions;

•	changes in local income tax rates;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur if we exercise our option to purchase the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 or Hull 574 from KNOT;

•	fluctuations in our working capital needs;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of operating results and cash flows for the twelve months ending March 31, 2014. The financial forecast has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of the common units may decline materially.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. We estimate that maintenance and replacement capital expenditures will average approximately $11.9 million per year, including $10.8 million for replacing current vessels at the end of their useful lives. Maintenance and replacement capital expenditures include capital expenditures associated with the removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts (or drydocking) and modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	length of charters;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus (as defined in our partnership agreement). The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions.

Our debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you.

Upon completion of this offering and the related transactions, we estimate that our consolidated debt will be approximately $         million. Following this offering, we will continue to have the ability to incur additional debt. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•

if we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing agreements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, our financing agreements require us to comply with certain financial ratios and tests, including, among others, maintaining a minimum liquidity, maintaining positive working capital, ensuring that EBITDA exceeds interest payable, any amounts payable for interest rate swap and debt installments calculated on a four quarter rolling average basis, maintaining a minimum collateral value, and maintaining a minimum book equity ratio of 30%. Historically, our predecessor, its guarantors and the KNOT Group (as defined in each of the facilities discussed below) have not always been in compliance with such financial covenants under the financing agreements. For example, the borrower under the $160 million senior secured loan facility and the $19 million junior secured loan facility, or the Fortaleza and Recife Facilities, was not in compliance with the minimum liquidity and positive working capital covenants as of June 30, 2011. The borrower received a waiver of such covenants under the Fortaleza and Recife Facilities as of June 30, 2011. The guarantor of the $120 million senior secured loan facility, or the Bodil Facility, was not in compliance with the minimum liquidity covenant as of September 30, 2011, and the KNOT Group was not in compliance with the interest coverage covenant as of December 31, 2011 and June 30, 2012. The borrower received a waiver of such covenants under the Bodil Facility. The KNOT Group was not in compliance with the interest coverage covenant under the $27.3 million junior secured loan facility, or the Windsor Conversion Facility, as of December 31, 2011. The borrower received a waiver of such covenants under the Windsor Conversion Facility. Our ability to comply with the restrictions and covenants, including financial ratios and tests, contained in our financing agreements is dependent on future performance and may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

If we are unable to comply with the restrictions and covenants in the agreements governing our indebtedness or in current or future debt financing agreements, there could be a default under the terms of those agreements. If a default occurs under these agreements, lenders could terminate their commitments to lend and/or accelerate the outstanding loans and declare all amounts borrowed due and payable. We have pledged our vessels as security for our outstanding indebtedness. If our lenders were to foreclose on our vessels in the event of a default, this may adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness, and we may be unable to find alternative financing. Even if we could obtain alternative financing, that financing might not be on terms that are favorable or acceptable. Any of these events would adversely affect our ability to make distributions to our unitholders and cause a decline in the market price of our common units. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.

The payment of principal and interest on our debt reduces cash available for distribution to us and on our units. In addition, our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse change, as defined in the applicable agreement.

In connection with this offering, we will amend certain of our existing vessel financing agreements to permit the transactions pursuant to which we will acquire our initial fleet and to include a $20 million revolving credit facility with a syndicate of banks, which we refer to as the revolving credit facility. We expect that the amended vessel financing agreements, and the revolving credit facility, will contain covenants and provisions relating to events of default similar to those contained in our existing vessel financing agreements. Furthermore, we expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources.”

The failure to consummate or integrate acquisitions in a timely and cost-effective manner could have an adverse effect on our financial condition and results of operations.

Acquisitions that expand our fleet are an important component of our strategy. For example, we intend to purchase the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574 from KNOT if we are able to reach an agreement with KNOT regarding their purchase price. Under the omnibus agreement that we will enter into with KNOT in connection with the closing of this offering, we will have the right to purchase the Carmen Knutsen at any time within 24 months after the closing of this offering and Hull 2531, Hull 2532, Hull 2575 and

Hull 574 at any time within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers. We will not be obligated to purchase any of these vessels at the applicable determined price, and, accordingly, we may not complete the purchase of any of such vessels. Furthermore, even if we are able to agree on a price with KNOT, there are no assurances that we will be able to obtain adequate financing on terms that are acceptable to us.

We believe that other acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to attract, hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuilds, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Certain acquisition and investment opportunities may not result in the consummation of a transaction. In addition, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common units. Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired vessels or businesses or expected cost reductions or other synergies expected to be realized as a result of acquiring vessels or businesses, the risk of failing to successfully and timely integrate the operations or management of any acquired vessels or businesses and the risk of diverting management’s attention from existing operations or other priorities. We may also be subject to additional costs related to compliance with various international laws in connection with such acquisition. If we fail to consummate and integrate our acquisitions in a timely and cost-effective manner, our business, financial condition, results of operations and cash available for distribution could be adversely affected.

Our charters are subject to early termination under certain circumstances and any such termination could have a material adverse effect on our results of operations and cash available for distribution to unitholders.

Upon completion of the offering, our fleet will consist of four shuttle tankers. If any of our vessels are unable to generate revenues as a result of the expiration or termination of its charter or sustained periods of off-hire time, our results of operations and financial condition could be materially adversely affected. Each of our charters terminates automatically if the applicable vessel is lost or missing or damage to the vessel results in a constructive total loss. The customer, under certain circumstances, may also have an option to terminate a time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time we are in default under the time charter. In addition, either party may terminate a charter in the event of the outbreak of war between specified countries. Under our bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. For more information regarding the termination of our charters, please read “Business—Charters.”

We may experience operational problems with vessels that reduce revenue and increase costs.

Shuttle tankers are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We will initially derive all of our revenues from three customers, and the loss of any such customers could result in a significant loss of revenues and cash flow.

We will initially derive all of our time charter and bareboat revenues from three customers. For the year ended December 31, 2012, BG Group, Transpetro and Statoil accounted for approximately 23%, 38% and 34%, respectively, of our revenues.

If we lose a key customer, we may be unable to obtain replacement long-term charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. In addition, if a customer exercises its right to terminate a charter, we may be unable to re-charter such vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our key customers could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We depend on subsidiaries of KNOT to assist us in operating our businesses and competing in our markets.

In connection with this offering, we and our operating subsidiaries will enter into various services agreements with certain subsidiaries of KNOT, including KNOT Management, pursuant to which such subsidiaries will provide to us certain administrative, financial and other services and to our operating subsidiaries substantially all of their crew, technical and commercial management services (including vessel maintenance, periodic drydocking, cleaning and painting, performing work required by regulations and human resources and financial services) and other advisory and technical services, including the sourcing of new contracts and renewals of existing contracts. Our operational success and ability to execute our growth strategy depends significantly upon the satisfactory performance of these services by the KNOT subsidiaries. Our business will be harmed if such subsidiaries fail to perform these services satisfactorily or if they stop providing these services to us or our operating subsidiaries.

Our ability to compete to enter into new charters and expand our customer relationships depends largely on our ability to leverage our relationship with KNOT and its reputation and relationships in the shipping industry. If KNOT suffers material damage to its reputation or relationships, it may harm the ability of us or our subsidiaries to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our growth depends on continued growth in demand for offshore oil transportation services.

Our growth strategy focuses on expansion in the shuttle tanker sector. Accordingly, our growth depends on continued growth in the demand for offshore oil transportation services. Factors beyond our control that affect the offshore oil transportation industry may have a significant impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In the past, the market for offshore oil transportation services and the prices charged for shipping the products that shuttle tankers carry have been cyclical. Fluctuations in the hire rate we can charge our customers result from changes in the supply of carrying capacity and demand for the crude oil carried. The factors affecting supply and demand for shuttle tankers and supply and demand for crude oil transported by shuttle tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for shuttle tanker capacity include:

•	changes in the actual or projected price of oil, which could impact the exploration for or development of new offshore oil fields or the production of oil at certain fields we service;

•

levels of demand for and production of oil, which, among other things, is affected by competition from alternative sources of energy, other factors making consumption of oil more or less attractive or energy conservation measures;

•

changes in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	changes in laws and regulations affecting the shuttle tanker industry;

•

global and regional economic and political conditions, particularly in oil-consuming regions, as well as environmental concerns and regulations, which could impact the supply of oil and gas as well as the demand for various types of vessels; and

•	changes in trading patterns, including changes in the distances that cargoes are transported.

The factors that influence the supply of shuttle tanker capacity include:

•	the number of deliveries of new vessels under construction or on order;

•	the scrapping rate of older vessels;

•	oil and gas company policy with respect to technical vessel requirements; and

•	the number of vessels that are off-hire.

Reduced demand for shuttle tanker services or an increase in the supply of shuttle tanker capacity would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

An economic downturn could have a material adverse effect on our revenue, profitability and financial position.

We depend on our customers’ willingness and ability to fund operating and capital expenditures to provide crude oil shuttle tankers for new or expanding offshore projects. Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including oil and natural gas. The world economy is currently facing a number of challenges. As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial position, results of operations and ability to make cash distributions to our unitholders.

Moreover, the recent global financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The continued shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets could lead to an extended worldwide economic recession. Such deterioration of the worldwide economy has resulted in reduced demand for oil and natural gas, exploration and production activity and transportation of oil and natural gas that could lead to a decrease in the hire rate earned by our vessels and a decrease in new charter activity. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing unitholders or preclude us from issuing equity at all. We also cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to expand our existing business, complete shuttle tanker acquisitions or otherwise take advantage of business opportunities as they arise.

Furthermore, the current credit crisis and recession has had and could continue to have an impact on our customers and/or suppliers including, among other things, causing them to fail to meet their obligations to us. Similarly, the current credit crisis could affect lenders participating in our financing agreements, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial position, results of operation and ability to make cash distributions to our unitholders.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate charters. The process of obtaining new long-term charters is highly competitive, most often involves an intensive screening process and competitive bids and often extends for several months. Shuttle tanker charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality of ship operations;

•	quality, experience and technical capability of the crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, among other things such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Our ability to win new charters will depend upon a number of factors, including our ability to:

•	successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;

•	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

•	identify and capitalize on opportunities in new markets.

We expect substantial competition for providing services for potential shuttle tanker projects from a number of experienced companies. Many of our competitors have significantly greater financial resources than do we or KNOT. This increased competition may cause greater price competition for charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

An increase in the global supply of shuttle tanker capacity without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The supply of shuttle tankers in the industry is affected by, among other things, assessments of the demand for these vessels by oil companies. Any over-estimation of demand for vessels may result in an excess supply of new shuttle tankers. This may, in the long term when existing contracts expire, result in lower hire rates and depress the values of our vessels. In such an event, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

During periods of high utilization and high hire rates, industry participants may increase the supply of shuttle tankers by ordering the construction of new vessels. This may result in an over-supply of shuttle tankers and may cause a subsequent decline in utilization and hire rates when the vessels enter the market. Lower utilization and hire rates could adversely affect revenues and profitability. Prolonged periods of low utilization and hire rate could also result in the recognition of impairment charges on shuttle tankers if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these shuttle tankers may not be recoverable. Such impairment charge may cause lenders to accelerate loan payments under our financing agreements, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution to unitholders.

We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we will drydock each vessel every 60 months until the vessel is 15 years old, after which drydocking takes place every 30 months. The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution. The drydocking of our vessels will require significant capital expenditures and will result in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our ability to pay distributions to our unitholders. Although we do not anticipate that more than one of our vessels will be out of service at any given time, we may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than expected or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution to unitholders could be adversely affected.

We may be unable to re-charter our vessels upon termination or expiration of their existing charters.

We will be dependent upon charters for our vessels to generate revenues and we may be adversely affected if we fail to renew or are unsuccessful in winning new charters, or if our existing charters were terminated. Our ability to re-charter our shuttle tankers following expiration of existing charters and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the shuttle tanker market. For example, an oversupply of shuttle tankers can significantly reduce their charter rates. A termination or renegotiation of our existing charters or a failure to secure new employment at the expiration of our current charters may have a negative effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Delays in deliveries of newbuild vessels could harm our operating results.

The delivery of any newbuilds we may order could be delayed, which would delay our receipt of revenues under the charters or other contracts related to the vessels. In addition, under some charters we may enter into that are related to a newbuild, if our delivery of the newbuild to our customer is delayed, we may be required to pay liquidated damages during the delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuilds could be delayed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Fortaleza Knutsen, the Recife Knutsen, the Windsor Knutsen and the Bodil Knutsen are certified by Det Norske Veritas.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our existing fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. Each of the vessels in our existing fleet is required to be qualified within its respective classification society for drydocking once every five years subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society.

If any vessel does not maintain its class or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between certain ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for shuttle tankers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in oil and energy markets;

•	a substantial or extended decline in demand for oil;

•	increases in the supply of vessel capacity;

•

the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise; and

•	a decrease in oil reserves in the fields and other fields in which our shuttle tankers might otherwise be deployed.

If operation of a vessel is not profitable, or if we cannot redeploy a vessel at attractive rates upon termination of its charter, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Additionally, lenders may accelerate loan repayments should there be a loss in the market value of our vessels. Such repayment could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization, or IMO, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our shuttle tanker services.

Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Our international operations will expose us to political, governmental and economic instability, which could harm our operations.

Because our operations will be conducted in various countries, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We may derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and/or a termination of the charter and could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Marine transportation is inherently risky, particularly in the extreme conditions in which our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.

Vessels and their cargoes and the oil production facilities we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

The Bodil Knutsen currently operates in the North Sea. Harsh weather conditions in this region and other regions in which our vessels operate may increase the risk of collisions, oil spills or mechanical failures.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the ecosystem affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, any damage to, or environmental contamination involving, oil production facilities serviced could suspend that service and result in loss of revenues.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of shuttle tankers is inherently risky. All risks may not be adequately insured against, and any particular claim may not be paid by insurance. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. The agreed deductible on each vessel averages $150,000 for the shuttle tankers in our initial fleet.

We may be unable to procure adequate insurance at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed the insurance, and any uninsured or underinsured loss could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, financial condition, results of operations and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil production facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate their charters, which would harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and the Indian Ocean. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The offshore oil transportation industry is subject to substantial environmental and other regulations, which may significantly limit operations or increase expenses.

Our operations will be affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters and the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain the required certificates for entry into the different ports where we operate and could also impact our ability to obtain insurance. We expect to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damage claims and fines and penalties in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of petroleum or hazardous substances associated with our operations. In addition, oil spills and failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. Please see “Business—Environmental and Other Regulation.”

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

Our reporting currency and the functional currency of our operating subsidiaries is the U.S. Dollar. Our operating subsidiaries will be party to certain technical management agreements with KNOT Management, which govern the crew, technical and commercial management of the vessels in our fleet. Under the technical management agreements, KNOT Management will be paid for reasonable direct and indirect expenses incurred in providing the services, including operating expenses relating to our fleet. A majority of the operating expenses are in currencies other than the U.S. Dollar. Fluctuating exchange rates may result in increased payments by us under the services agreements if the strength of the U.S. Dollar declines relative to such other currencies.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

A significant portion of seafarers that crew certain of our vessels and primarily Norwegian based onshore operational staff that provide services to us are employed under collective bargaining agreements. We and our operating subsidiaries may become subject to additional labor agreements in the future. We and our operating subsidiaries may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff, and higher compensation levels will increase our costs of operations. Although these negotiations have not caused labor disruptions in the past, any future labor disruptions could harm our operations and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

KNOT may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

Our success will depend in large part on KNOT’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

If we are in default on some kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our vessels or shippers of cargo, these parties may be entitled to a maritime lien against one or more of our vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay to have the arrest lifted. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Lack of diversification and adverse developments in the shuttle tanker market or the conventional oil tanker market would negatively impact our results.

Although our vessels will also be able to operate as conventional oil tankers, we are focused on dynamic positioning offshore shuttle tankers. Due to our lack of diversification, any adverse development in this market and/or the conventional oil tanker market could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Risks Inherent in an Investment in Us

KNOT and its affiliates may compete with us.

Pursuant to the omnibus agreement that we and KNOT will enter into in connection with the closing of this offering, KNOT and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire, own, operate or charter certain shuttle tankers operating under charters of five years or more. The omnibus agreement, however, contains significant exceptions that may allow KNOT or any of its controlled affiliates to compete with us, which could harm our business. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of Norwegian Resident Holders and unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for four-year terms. Our general partner in its sole discretion will appoint the remaining three directors and set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that Norwegian Resident Holders will not be eligible to vote in the election of elected directors. Further, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any unitholders not entitled to vote on a specific matter will effectively be redistributed pro rata among the other common unitholders. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to the 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its affiliates own a     % interest in us and have conflicts of interest and limited fiduciary and contractual duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Following this offering, KNOT will own a     % limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units, and will own and control our general partner. Certain of our directors are directors of KNOT or its affiliates, and, as such, they have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between KNOT and its affiliates (including our general partner), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires our general partner or KNOT or its affiliates to pursue a business strategy that favors us or utilizes our assets, and KNOT’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of KNOT, which may be contrary to our interests;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•

our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•

our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80.0% of our common units; and

•	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Certain Relationships and Related Party Transactions,” “Conflicts of Interest and Fiduciary Duties” and “The Partnership Agreement.”

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its board of directors, which will be appointed by KNOT. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•

provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

We expect that our general partner will delegate all its management activities in relation to us to our board of directors and that arrangements will be in place such that any activities that would otherwise constitute regulated activities under the Financial Services and Markets Act 2000 (Regulated Activities Order) 2001 were they to be performed in the United Kingdom (and that would not fall within a suitable exemption) will be performed outside of the United Kingdom. However, there can be no assurance that this will not change (deliberately or otherwise) over time and there is no current intention for our general partner, us, or any of our subsidiaries to seek authorization from the Financial Services Authority in the United Kingdom, which would be required for any person to lawfully carry out such regulated activities in the United Kingdom.

Fees and cost reimbursements, which KNOT Management will determine for services provided to us and our subsidiaries, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the amended technical management agreements, our subsidiaries will pay fees for services provided to them by KNOT Management, and will reimburse KNOT Management for all expenses incurred on their behalf. These fees and expenses will include all costs and expenses incurred in providing the crew, technical and commercial management of the vessels in our fleet to our subsidiaries. In addition, our operating subsidiaries will pay KNOT Management a management fee equal to 5% of its costs and expenses incurred in connection with providing these services to our operating subsidiaries. We expect the amount of these fees and expenses to be approximately $0.9 million for the twelve months ending March 31, 2014.

In addition, pursuant to an administrative services agreement, KNOT UK will provide us with certain administrative services. KNOT UK will be permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS. We will reimburse KNOT UK, and KNOT UK will reimburse KOAS UK and KOAS, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK and KOAS under the administrative services agreement. In addition, KNOT UK will pay to KOAS UK and KOAS, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services. We expect that KNOT UK will pay KOAS UK and KOAS, collectively, approximately $1.0 million in total for the services subcontracted to them under the administrative services agreement for the twelve months ending March 31, 2014.

For a description of the amended technical management agreements and the administrative services agreement, please read “Certain Relationships and Related Party Transactions.” The fees and expenses payable pursuant to the amended technical management agreements and the administrative services agreement will be payable without regard to our business, results of operation and financial condition. The payment of fees to and the reimbursement of expenses of KNOT Management and certain other affiliates of KNOT could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without KNOT’s consent, unless KNOT’s ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, KNOT will own     % of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units.

•

If our general partner is removed without “cause” during the subordination period and units held by our general partner and KNOT are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and our general partner will have the right to convert its general partner interest and the holders of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest or incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders will be entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion will appoint the remaining three directors.

•

Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of four classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•

Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to KNOT and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, KNOT will own              common units and              subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

You will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit exceeds pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP. Please read “Dilution.”

KNOT, as the initial holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

KNOT, as the initial holder of all of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by KNOT, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, KNOT will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. We anticipate that KNOT would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that KNOT could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to KNOT in connection with resetting the target distribution levels related to KNOT’s incentive distribution rights. Please read “How We Make Cash Distributions—Incentive Distribution Rights” and “How We Make Cash Distributions—KNOT’s Right to Reset Incentive Distribution Levels.”

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “How We Make Cash Distributions—Subordination Period,” “—Distributions of Available Cash From Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period.”

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our board of directors to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80.0% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, KNOT, which owns and controls our general partner, will own     % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and the conversion of our subordinated units into common units, KNOT will own     % of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act, or the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $2.5 million annually and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies” as described under “Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Partnership,” “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to you.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted. Please read “Business—Taxation of the Partnership.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we will not be a PFIC for our current taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we will not be a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for any subsequent taxable year), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, U.S. source gross transportation income generally is subject to a 4% U.S. federal income tax without allowance for deduction of expenses, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

We expect that our vessel-owning subsidiaries will qualify for an exemption from U.S. tax on any U.S. source gross transportation income under the Convention Between the United States of America and the Kingdom of Norway with Respect to Taxes on Income and Property, or the U.S.-Norway Tax Treaty, and we intend to take this position for U.S. federal income tax purposes. However, if we acquire interests in vessel-owning subsidiaries in the future that are not Norwegian residents for purposes of the U.S.-Norway Tax Treaty, U.S. source gross transportation income earned by those subsidiaries would generally be subject to a 4% U.S. federal income tax unless the exemption under Section 883 of the Code applied. In general, the Section 883 exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that begins and ends in the United States.

The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would not be exempt from U.S. federal income tax under the U.S.-Norway Tax Treaty or Section 883 of the Code and would be subject to a 35% net income tax in the United States.

The imposition of U.S. federal income tax on our income could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders. For a more detailed discussion, see the section entitled “Business—Taxation of the Partnership—United States.”

You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries. Furthermore, we intend to conduct our affairs and cause each of our subsidiaries to operate its business in a manner that minimizes the risk that unitholders may be treated as having a permanent establishment or taxable presence in a jurisdiction where we or our subsidiaries conduct activities simply by virtue of their ownership of our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions, including Norway, that our activities or the activities of our subsidiaries may rise to the level of a taxable presence that is attributed to our unitholders for tax purposes. We have obtained confirmation from the United Kingdom HM Revenue & Customs that unitholders should not be treated as trading in the United Kingdom merely by virtue of their ownership of our common units. If you are attributed such a taxable presence in a jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. In addition, we may be required to obtain information from you in the event a tax authority (including in the United Kingdom) requires such information to submit a tax return. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately     % of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2016 will constitute dividend income for U.S. tax purposes. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions.”

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	expected compliance with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	statements about shuttle tanker market trends, including charter hire rates and factors affecting supply and demand;

•	the repayment of debt;

•	our anticipated growth strategies;

•	the effect of the worldwide economic slowdown and financial crisis in the global market;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs;

•	our ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	future supply of, and demand for, crude oil;

•	our ability to maintain long-term relationships with major oil and gas companies engaged in offshore production;

•	our ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from KNOT in the future, including the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574;

•	our continued ability to enter into long-term, fixed-rate charters;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	our ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	expected demand in the offshore and crude oil shipping sectors in general and the demand for vessels in particular;

•	availability of skilled labor, vessel crews and management;

•

our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the amended technical management agreements and the administrative services agreement;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of              common units offered by this prospectus, assuming an initial public offering price of $         per unit and after deducting underwriting discounts and commissions and structuring fees and estimated offering expenses payable by us. We will use approximately $         million of the net proceeds from this offering to:

•	repay approximately $ million of borrowings under the $160 million senior secured loan facility;

•	repay approximately $ million of borrowings under the $19 million junior secured loan facility;

•	repay approximately $ million of borrowings under the $120 million senior secured loan facility, or the Bodil Facility;

•	repay approximately $ million of borrowings under the $85 million senior secured loan facility, or the Windsor Purchase Facility;

•	repay all of our borrowings outstanding under the $27.3 million junior secured loan facility, or the Windsor Conversion Facility; and

•	to pre-fund approximately $2.0 million of our one-time entrance tax into the Norwegian tonnage tax regime.

We will use the remainder of the net proceeds from this offering of approximately $         million for general partnership purposes. The $160 million senior secured loan facility bears interest at a rate of LIBOR plus a margin of 3.0% and matures in two tranches in March 2016 and August 2016. At December 31, 2012, the three-month LIBOR plus applicable spread on the $160 million senior secured loan facility was 3.36%. The $19 million junior secured loan facility bears interest at a rate of LIBOR plus a margin of 4.5% and matures in two tranches in March 2016 and August 2016. At December 31, 2012, the three-month LIBOR plus applicable spread on the junior secured loan facility was 4.8112%. The Bodil Facility bears interest at a rate of LIBOR plus a margin ranging from 0.6% to 3.0% and matures in February 2016. At December 31, 2012, the three-month LIBOR plus applicable spread on the Bodil Facility was 4.747%. The Windsor Purchase Facility bears interest at a rate of LIBOR plus a margin of 0.6% and matures in May 2015. At December 31, 2012, the three-month LIBOR plus applicable spread on the Windsor Purchase Facility was 1.25%. The Windsor Conversion Facility bears interest at a rate of LIBOR plus a margin of 3.75% and matures in May 2015. At December 31, 2012, the three-month LIBOR plus applicable spread on the Windsor Conversion Facility was 4.061%. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowing Activities—Vessel Financing Agreements” for a description of these credit facilities.

For a discussion of the entrance tax, please read “Our Cash Distribution Policy and Restrictions on Distributions—Forecast Assumptions and Considerations—Summary of Significant Accounting Policies—Income Taxes.”

We have granted the underwriters a 30-day option to purchase up to              additional common units. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds (approximately $         million, if exercised in full, after deducting underwriting discounts and commissions) to make a cash distribution to KNOT. If the underwriters do not exercise their option to purchase additional common units, we will issue              common units to KNOT at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to KNOT. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discounts, commissions and structuring fees and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table shows:

•	our historical cash and capitalization as of December 31, 2012; and

•

our pro forma cash and capitalization as of December 31, 2012, which reflects the offering and the other transactions described in the unaudited pro forma combined balance sheet included elsewhere in this prospectus.

This table is derived from and should be read together with the historical combined carve-out financial statements of KNOT Offshore Partners LP Predecessor and the unaudited pro forma combined balance sheet and the accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2012
	Historical	Pro Forma
	(dollars in thousands)
Cash and cash equivalents	$1,287	$

Debt:(1)
Revolving credit facility(2)	$—
Current portion of long-term debt	28,833
Non-current portion of long-term debt	319,017

Total debt	347,850

Equity:
Owner’s/partners’ equity	$100,633	$
Held by public:
Common units
Held by general partner and its affiliates:
Common units
Subordinated units
General partner interest

Equity attributable to KNOT Offshore Partners	100,633

Total capitalization(3)	$448,483	$

(1)	All of our outstanding debt is secured by our vessels. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
(2)	At or prior to the closing of this offering, we will amend our existing vessel financing agreements to, among other things, include a revolving credit facility. We do not expect to draw under this credit facility at the closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities.”
(3)	A $1.00 increase or decrease in the assumed initial public offering price of $ per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and structuring fees and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $ million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $ per common unit, would increase net proceeds to us from this offering by approximately $ million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $ per common unit, would decrease the net proceeds to us from this offering by approximately $ million.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the assumed initial public offering price of $         per common unit, on a pro forma basis as of December 31, 2012, after giving effect to this offering of common units, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation transactions related to this offering, our pro forma net tangible book value would have been $         million, or $         per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before this offering(1)	$
Increase in net tangible book value per common unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per common unit after this offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(3)(4)		$

(1)	Determined by dividing the total number of units ( common units, subordinated units and the 2.0% general partner interest represented by general partner units to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units ( common units, subordinated units and the 2.0% general partner interest represented by general partner units to be outstanding after this offering) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discounts, commissions and structuring fees and estimated offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
General partner and its affiliates(1)(2)			%	$		%
New investors

Total			%	$		%

(1)	Upon consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of common units, subordinated units and the 2.0% general partner interest represented by general partner units.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2012, was $ .

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

•

We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. KNOT will own approximately     % of our common units and all of our subordinated units outstanding immediately after the closing of this offering. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Risk Factors” for a discussion of these factors.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will declare an initial quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending June 30, 2013). This equates to an aggregate cash distribution of $         million per quarter, or $         million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis).

	Number of Units	Distributions
		One Quarter		Four Quarters
Common units		$		$
Subordinated units
General partner units(1)

Total			$(2)	$

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

(2)	Actual payments of distributions on the common units, subordinated units and the general partner units are expected to be $ million for the period between the estimated closing date of this offering ( , 2013) and the end of the fiscal quarter in which the closing date of this offering occurs.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to KNOT at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to KNOT. Any such units issued to KNOT will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read “How We Make Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

As of the closing date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Forecasted Results of Operations for the Twelve Months Ending March 31, 2014

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending March 31, 2014. We present two tables, consisting of:

•	Forecasted Results of Operations for the twelve months ending March 31, 2014; and

•	Forecasted Cash Available for Distribution for the twelve months ending March 31, 2014,

as well as the significant assumptions upon which the forecast is based.

We present below a forecast of our expected results of operations for the twelve months ending March 31, 2014. Our forecast presents, to the best of our knowledge and belief, our expected results of operations for the forecast period. Although we anticipate exercising our options to purchase each of the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574 from KNOT, the timing of such purchases is uncertain and each such purchase is subject to reaching an agreement with KNOT regarding the purchase price of the vessel and the availability of financing, which we anticipate would be from external sources. As a result, our forecast does not reflect the expected results of operations or related financing of any of such vessels.

Our financial forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the twelve months ending March 31, 2014. Our financial forecast is based on assumptions that we believe to be reasonable with respect to the forecast period as a whole. The assumptions and estimates used in the financial forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders. We believe our actual results of operations will approximate those reflected in our financial forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our financial forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If the financial forecast is not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined carve-out financial statements of KNOT Offshore Partners LP Predecessor, our unaudited pro forma combined balance sheet and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not, as a matter of course, make public projections as to future revenues, earnings or other results. The financial forecast has been prepared by and is the responsibility of our management. However, our management has prepared the financial forecast set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. In addition, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the financial forecast.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements included under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus or unanticipated events could cause our actual results of operations, cash flows and financial condition to vary significantly from the financial forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecast to supplement the historical combined carve-out financial statements of KNOT Offshore Partners LP Predecessor in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the twelve-month period ending March 31, 2014 at our stated initial distribution rate. Please read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s report included in this prospectus relates to the historical financial information of KNOT Offshore Partners LP Predecessor. That report does not extend to the tables and the related forecasted financial information contained in this section and should not be read to do so.

KNOT OFFSHORE PARTNERS LP

FORECASTED RESULTS OF OPERATIONS

(dollars in thousands)	Twelve Months Ending March 31, 2014
	(unaudited)
Total revenues		$65,797
Voyage expenses		—

Net voyage revenues		65,797
Operating expenses:
Vessel operating expenses		13,709
Depreciation and amortization		21,743
General and administrative expenses		3,000

Total operating expenses		$38,452

Operating income		27,345
Financial income (expenses):
Interest income		—
Interest expense		8,508
Other finance expense		—
Realized and unrealized gain/(loss) on derivative instruments		—
Net gain/(loss) on foreign currency transactions		—

Net financial expenses		$8,508

Income before income taxes		18,837
Income taxes		—

Net income attributable to KNOT Offshore Partners LP owners		$18,837

General partner’s interest in net income		$377
Limited partners’ interest in net income		18,460
Net income per:
Common unit (basic and diluted)	$
Subordinated unit (basic and diluted)	$
General partner unit (basic and diluted)	$

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes present our forecasted results of operations for the twelve months ending March 31, 2014, based on the assumption that:

•

we will issue to KNOT              common units and              subordinated units, representing a     % limited partner interest in us, and all of our incentive distribution rights, which will entitle KNOT to increasing percentages of the cash we distribute in excess of $         per unit per quarter;

•	we will issue to our general partner, a wholly owned subsidiary of KNOT, general partner units, representing a 2.0% general partner interest in us;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us;

•	we will use approximately $ million of the proceeds from this offering to repay borrowings outstanding under certain of our vessel financing agreements; and

•	we will amend the Bodil Facility to be a $50 million term loan facility and a $20 million revolving credit facility.

Summary of Significant Accounting Policies

Organization. We are a Marshall Islands limited partnership formed to own, operate and acquire shuttle tankers under long-term charters. Our general partner is KNOT Offshore Partners GP LLC.

Principles of Combination. The financial forecast includes our accounts and those of the wholly and partially owned subsidiaries we will control. All intercompany transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of the vessels in our initial fleet; the valuation of derivatives and other contingencies.

Reporting Currency. Our financial forecast is stated in U.S. Dollars. The functional currency of our vessel-owning subsidiaries is the U.S. Dollar. Since such subsidiaries operate in the international shipping market, all revenues are U.S. Dollars denominated and the majority of the expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the statement of operations.

Revenue Recognition. We recognize revenues from time charters and bareboat charters as operating leases on a straight line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the lease term. Under time charter, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Fees received from customers for customized equipment are deferred and recognized over the period. Under bareboat charters, we provide a specified vessel for a fixed period of time at a specified day rate.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charter and bareboat charters. Voyage expenses are paid by the shipowner for spot contracts and during periods of off-hire and are recognized when incurred.

Vessel Operating Expenses. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the shipowner for time-charters, spot contracts and during off-hire and are recognized when incurred. Vessel operating expenses are typically paid by the customer under bareboat charters.

Cash and Cash Equivalents. We consider all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Vessels and Equipment. Vessels and equipment are stated at the historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

Generally, we drydock each vessel every 60 months until the vessel is 15 years old, after which drydocking takes place every 30 months thereafter as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated to a drydock component initially and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter party bears the cost of any drydocking.

Vessels are depreciated to their estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

Impairment of Long-Lived Assets. Vessels and equipment, vessels under construction, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Debt Issuance Costs. Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Derivative Instruments. We may, from time to time, enter into interest rate swap transactions to hedge a portion of our exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. In addition, from time to time we enter into foreign currency swap contracts to reduce risk from foreign currency fluctuations.

Income Taxes. Under the tonnage tax regime, we do not anticipate that we or our subsidiaries will incur any income taxes payable in any jurisdiction during the forecast period. However, as tax law is based on interpretations and applications of the law, which are only ultimately decided by the courts of a particular jurisdiction, significant judgment is involved in determining our provision for income taxes in the ordinary course of our business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based on the technical merits of each position and having regard to the relevant taxing authority’s widely understood administrative practices and precedent. Our Norwegian subsidiaries will be subject to Norwegian tonnage tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels, which is tax free. Based on our current vessels and the applicable rate of taxation, we expect to be liable for $107,000 in Norwegian tonnage tax for the twelve months ending March 31, 2014. This amount has been included in our forecasted vessel operating expenses. In addition, under the Norwegian tonnage tax regime, net financial income, which is any income other than income generated from operating the vessels, is subject to the regular corporate income tax rate of 28%. Our forecasted results of operations assumes that we will not incur any net financial income during the forecast period that would result in a taxable profit. Any tax losses for one year may be carried forward to future periods. We expect that a valuation allowance will be required such that our net deferred tax benefit will be reduced to zero during the forecast period.

We will be subject to a one-time entrance tax into the Norwegian tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when a related party seller is taxed under the ordinary tax regime and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. We have estimated the total amount of the entrance tax to be approximately $2 million. However, such amount will vary depending on the factors present at the date of the transaction. The entrance tax on this gain is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. The tax for 2013 is expected to be approximately $0.4 million, which would be payable in the fourth quarter of 2014.

Net Income Per Unit. The calculation of the forecasted basic and diluted earnings for the twelve months ending March 31, 2014 is set forth below:

(dollars in thousands)	Common Unitholders	Subordinated Unitholders	General Partner
Partners’ interests in forecasted net income	$	$	$
Forecasted weighted average number of units outstanding
Forecasted net income per unit	$	$	$

Summary of Significant Forecast Assumptions

Vessels. The forecast reflects or assumes the following about our fleet:

•	365 days of operation under a bareboat charter for the Fortaleza Knutsen;

•	365 days of operation under a bareboat charter for the Recife Knutsen;

•	358 days of operation under a time charter for the Bodil Knutsen; and

•	358 days of operation under a time charter for the Windsor Knutsen.

We have assumed that we will not make any acquisitions during the forecast period.

Voyage Revenues. Our forecasted voyage revenues are based on estimated average expected daily hire rates multiplied by the total number of days our vessels are expected to be on-hire during the twelve months ending March 31, 2014. We have built into our forecast 2% off-hire for the time-charter vessels in our fleet; for the vessels on bareboat charter we have assumed no off-hire as operating risk is for the charterers’ account. The amount of actual off-hire time depends upon, among other things, the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

The hire rate payable under our time charters is fixed and payable monthly in advance, in U.S. Dollars, and increases annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs. The hire rate payable under our bareboat charters is fixed and payable monthly in advance, in U.S. Dollars. For more information on the components of the hire rate payable under our charters, please read “Business—Charters—Hire Rate.”

Voyage Expenses. Under time charter and bareboat charter contracts, the charterer typically pays the voyage expenses. If we, as shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. We, as shipowner, are responsible for any voyage expenses incurred during periods of off hire under our time charters. However, we do not expect any voyage expenses incurred during periods of off hire to be substantial and therefore, our forecast assumes that we will not incur any voyage expenses during the forecast period.

Vessel Operating Expenses. Our forecasted vessel operating expenses assumes that all of our vessels are operational during the twelve months ending March 31, 2014. Vessel operating expenses primarily relate to our vessels operating under time charters. The forecast takes into account increases in crewing and other labor related costs driven predominantly by an increase in demand for qualified and experienced officers and crew. In addition, our forecast assumes approximately $107,000 in Norwegian tonnage tax for the twelve months ending March 31, 2014 relating to our vessels operating under both time charters and bareboat charters. In addition, in our calculation of forecasted vessel operating expenses, we have assumed that our operating subsidiaries will incur approximately $0.9 million of costs and fees pursuant to the amended technical management agreements that our operating subsidiaries will enter into with KNOT Management. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Technical Management Agreements.”

Depreciation and Amortization. Our forecasted depreciation and amortization expense includes only the vessels in our initial fleet. Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment less the estimated residual value is depreciated on a straight-line basis over the assets’ remaining economic useful lives, which we estimate to be 24 years, 24 years, 24 years and 20 years for the Fortaleza Knutsen, the Recife Knutsen, the Bodil Knutsen and the Windsor Knutsen, respectively. The economic useful life for shuttle tankers operated worldwide has generally been estimated to be 25 years. In addition, a portion of the purchase price for the Bodil Knutsen included an estimate of expenses relating to its first scheduled drydocking. These estimated drydocking expenses were capitalized and will be amortized over the five years until its first scheduled drydocking.

General and Administrative Expenses. Forecasted general and administrative expenses for the twelve months ending March 31, 2014 are based on the assumption that we will incur approximately $2.5 million in incremental expenses as a result of being a publicly traded limited partnership. These expenses will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation. In addition, these expenses include approximately $1.0 million of costs and fees that KNOT UK will incur pursuant to the applicable subcontract to the administrative services agreement that we will enter into with KNOT UK. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.”

Interest Income. We have assumed that any cash surplus balances will not earn any interest during the forecast period.

Interest Expense. Our financial forecast for the twelve months ending March 31, 2014 assumes we will have an average outstanding loan balance of approximately $214.4 million with an estimated weighted average interest rate of 4% per annum.

Foreign Exchange Gain/(Loss). We receive all of our revenues in U.S. Dollars. However, a portion of our expenses are denominated in Norwegian Kroner, or NOK. For purposes of this financial forecast, we have assumed an exchange rate of 1 U.S. Dollar to 6 NOK for the twelve months ending March 31, 2014. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects.”

Derivative Financial Instruments. The derivative instruments entered into by the KNOT Group will not be transferred to us upon the closing of this offering. We have assumed that we will not enter into any interest rate swap transactions or foreign currency swap contracts during the twelve months ending March 31, 2014.

Taxes. We have assumed that we will not incur any income tax expense for the twelve months ending March 31, 2014.

Maintenance and Replacement Capital Expenditures. Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. Please read “Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Drydocking Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated drydocking costs for our vessels for estimating maintenance and replacement capital expenditures will be $1.1 million per year.

Replacement Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated replacement capital expenditures for estimating maintenance and replacement capital expenditures will be $10.8 million per year, including financing costs, for replacing our shuttle tankers at the end of their useful lives. The $10.8 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of the vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Regulatory, Industry and Economic Factors. Our financial forecast for the twelve months ending March 31, 2014 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations or governmental action that, in either case, would be materially adverse to our business;

•	no material accidents, environmental incidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which we operate resulting from oil production disruptions, reduced demand for oil or significant changes in the market price for oil; and

•	no material changes to market, regulatory and overall economic conditions or in prevailing interest rates.

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending March 31, 2014 will be approximately $         million. This amount would be sufficient to pay 100% of the minimum quarterly distribution of $         per unit on all of our common units and subordinated units for the four quarters ending March 31, 2014.

Actual payments of distributions on the common units, subordinated units and the general partner units are expected to be $         million for the period between the estimated closing date of this offering (                    , 2013) and the end of the fiscal quarter in which the closing date of this offering occurs.

You should read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecast of adjusted EBITDA that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted adjusted EBITDA. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the twelve months ending March 31, 2014, you should keep in mind the risk factors and other cautionary statements under the headings “Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

KNOT OFFSHORE PARTNERS LP

FORECASTED CASH AVAILABLE FOR DISTRIBUTION

	Twelve Months Ending March 31, 2014(1)
(dollars in thousands, except per unit amounts)	(unaudited)
Adjusted EBITDA(2)		$49,088
Adjustments for cash items, entrance tax expenditures, estimated maintenance and replacement capital expenditures:
Less:
Cash interest expense		8,508
Cash interest income		—
Cash income tax expense		—
Drydocking capital expenditure reserves(3)		1,140
Replacement capital expenditure reserves(3)		10,780
Pre-funded entrance tax(4)		400
Add:
Proceeds retained from this offering to pre-fund entrance tax(4)		400

Cash available for distribution		$28,660

Expected distributions:
Distributions per unit	$
Distributions to our public common unitholders(5)
Distributions to KNOT—common units(5)
Distributions to KNOT—subordinated units(5)
Distributions to general partner units

Total distributions(6)	$

Excess (shortfall)	$
Annualized minimum quarterly distribution per unit	$
Aggregate distributions based on annualized minimum quarterly distribution
Percent of minimum quarterly distributions payable to common unitholders
Percent of minimum quarterly distributions payable to subordinated unitholder

(1)	The forecast is based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.”

(2)	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA means earnings before interest, other financial items, depreciation and amortization and taxes is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure.

Twelve Months Ending March 31, 2014
(dollars in thousands)	(unaudited)
Net income attributable to KNOT Offshore Partners LP owners	$18,837
Interest income	—
Interest expense	8,508
Other financial items(a)	—
Depreciation and amortization	21,743
Income taxes	—

Adjusted EBITDA	$49,088

(a)	Other financial items consists of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

(3)	Our partnership agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Please read “How We Make Cash Distributions—Operating Surplus and Capital Surplus—Capital Expenditures.”
(4)	Pre-funded entrance tax expenditures are related to the approximately $2.0 million one-time entrance tax into the Norwegian tonnage tax regime. We expect to pay approximately $0.4 million in 2013, with the remainder to be paid over several years. For a more complete discussion of the entrance tax, please read “—Forecast Assumptions and Considerations—Summary of Significant Accounting Policies—Income Taxes.”
(5)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(6)	Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our minimum quarterly distribution rate of $ per unit.

Forecast of Compliance with Debt Covenants. Our ability to make distributions could be affected if we do not remain in compliance with the restrictions and covenants of our financing agreements. Our fleet is subject to several financing agreements, which we anticipate will be amended in connection with this offering. We have assumed that we will be in compliance with all of the covenants in such financing agreements during the forecast period. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a further description of our financing agreements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2013, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through June 30, 2013, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; and/or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•

plus, all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2.0% general partner interest is approximately $         million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$ million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a vessel) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•

all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) immediately after the closing of this offering; less

•

the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•

all working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. In our partnership agreement, we refer to these maintenance and replacement capital expenditures as “maintenance capital expenditures.” To the extent, however, that capital expenditures associated with acquiring a new vessel or improving an existing vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders than if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to KNOT; and

•

it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent KNOT from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after March 31, 2016, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before March 31, 2016.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•

the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•

the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. KNOT will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from any other interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2018. Please read “The Partnership Agreement—Transfer of Incentive Distribution Rights.” Any transfer by KNOT of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our general partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2.0% general partner interest only and assume that our general partner has contributed any capital necessary to maintain its 2.0% general partner interest.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$98.0%	2.0%	0%
First Target Distribution	up to $	98.0%	2.0%	0%
Second Target Distribution	above $ up to $	85.0%	2.0%	13.0%
Third Target Distribution	above $ up to $	75.0%	2.0%	23.0%
Thereafter	above $	50.0%	2.0%	48.0%

KNOT’s Right to Reset Incentive Distribution Levels

KNOT, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to KNOT would be set. KNOT’s right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to KNOT are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels KNOT and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our board of directors that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that KNOT would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to KNOT.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by KNOT of incentive distribution payments based on the cash target distribution levels prior to the reset, KNOT will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by KNOT for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that KNOT would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by KNOT in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, 2.0% to our general partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for that quarter;

•

third, 75.0% to all unitholders, pro rata, 2.0% to our general partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders, our general partner and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and cash target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution			Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$98.0%	2.0%	0%	$
First Target Distribution	up to $	98.0%	2.0%	0%	Up to $ (1)
Second Target Distribution	above $ up to $	85.0%	2.0%	13.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	2.0%	23.0%	above $ up to $ (3)
Thereafter	above $	50.0%	2.0%	48.0%	above $

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are                      common units and                      general partner units outstanding, representing a 2.0% general partner interest, and that the average distribution to each common unit is $         for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset		General Partner and IDR Holders Cash Distributions Prior to Reset
			Additional Common Units	2.0% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$	$		$	$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$

		$		$	$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are                      common units and                      general partner units outstanding, and that the average distribution to each common unit is $        . The number of additional common units was calculated by dividing (x) $         as the average of the amounts received by KNOT in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $         of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

General Partner and IDR Holders Cash Distributions After Reset
	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	Additional Common Units	2.0% General Partner Interest	IDRs	Total	Total Distributions
Minimum Quarterly Distribution	$	$		$	$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$

		$		$	$	$	$

Assuming that it continues to hold a majority of our incentive distribution rights, KNOT will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the cash target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for KNOT to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the cash target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units, 2.0% to our general partner and 48.0% to the holders of the incentive distribution rights (initially, KNOT). The 2.0% interests shown for our general partner assumes that our general partner maintains its 2.0% general partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and cash target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the cash target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the cash target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•

second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•

first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•

second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

The immediately preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as of the dates indicated, selected historical financial and operating data of KNOT Offshore Partners LP Predecessor, which includes (1) the subsidiaries of KNOT that own the Fortaleza Knutsen and the Recife Knutsen and (2) the Bodil Knutsen and the Windsor Knutsen and all of their related assets, liabilities, revenues, expenses and cash flows. This acquisition will be accounted for as a reorganization under common control and has therefore been recorded at KNOT’s historical book values. The selected historical combined financial data of KNOT Offshore Partners LP Predecessor as of and for the years ended December 31, 2011 and 2012 has been derived from the audited combined carve-out financial statements of KNOT Offshore Partners LP Predecessor, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined carve-out financial statements of KNOT Offshore Partners LP Predecessor and the notes thereto, our unaudited pro forma combined balance sheet and the notes thereto and our forecasted results of operations for the twelve months ending March 31, 2014 included elsewhere in this prospectus.

The results of operations for the year ended December 31, 2011 reflect the operations of the Fortaleza Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Recife Knutsen from March 2011, April 2011, May 2011 and August 2011, respectively, when they commenced operations under their respective charters.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of KNOT in the periods for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Statement of Operations Data:
Total revenues	$43,909	$65,653
Voyage expenses(1)	2,653	—

Net voyage revenues	41,256	65,653

Vessel operating expenses(2)	10,795	13,000
Depreciation and amortization	16,229	21,181
General and administrative expenses	927	1,395

Operating income	13,305	30,077

Interest income	34	19
Interest expense	(9,650)	(13,471)
Other finance expense	(2,741)	(3,378)
Realized and unrealized loss on derivative instruments	(15,489)	(6,031)
Net loss on foreign currency transactions	(3,037)	(1,771)

Income (loss) before income taxes	(17,578)	5,445
Income tax benefit (expense)	1,240	(1,261)

Net income (loss)	$(16,338)	$4,184

Balance Sheet Data (at end of period):
Cash and cash equivalents	$3,189	$1,287
Vessels and equipment, net	517,897	496,768
Total assets	534,603	515,250
Long-term debt (including current portion)	375,933	347,850
Owner’s equity	67,370	100,633

Cash Flow Data:
Net cash provided by operating activities	$11,473	$19,307
Net cash used in investing activities	(138,104)	(52)
Net cash provided by (used in) financing activities	126,445	(21,156)

Fleet Data:
Number of shuttle tankers in operation at end of period	4	4
Average age of shuttle tankers in operation at end of period (years)	1.7	2.7
Total calendar days for fleet	988.7	1,464
Total operating days for fleet(3)	973.6	1,377

Other Financial Data:
EBITDA(4)	$8,267	$40,078
Adjusted EBITDA(4)	29,534	51,258
Capital expenditures:
Expenditures for vessels and equipment	394	—
Expenditures for drydocking	3,739	—

(1)	Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	The operating days for our fleet is the total number of days in a given period that the vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter hire.
(4)	Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items (including other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, EBITDA and adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA and adjusted EBITDA to net income (loss) and net cash provided by operating activities, the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Reconciliation to net income (loss):
Net income (loss)	$(16,338)	$4,184
Interest income	(34)	(19)
Interest expense	9,650	13,471
Depreciation and amortization	16,229	21,181
Income tax (benefit) expense	(1,240)	1,261

EBITDA	$8,267	$40,078
Other financial items(a)	21,267	11,180

Adjusted EBITDA	$29,534	$51,258

(a)	Other financial items consists of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Reconciliation to net cash provided by operating activities:
Net cash provided by operating activities	$11,473	$19,307
Interest income	(34)	(19)
Interest expense	9,650	13,471
Amortization of contract intangibles / liabilities	868	1,518
Amortization of deferred debt issuance cost	(658)	(982)
Unrealized loss on derivative instruments	(8,923)	(549)
Unrealized loss on foreign currency transactions	(3,056)	(579)
Other items	(2,677)	426
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	93	6
Decrease (increase) in receivables from owners and affiliates	(386)	—
Decrease (increase) in inventories	(218)	71
Decrease (increase) in other current assets	211	5,048
Increase (decrease) in trade accounts payable	7,874	334
Increase (decrease) in accrued expenses	(324)	342
Increase (decrease) in prepaid revenue	(5,626)	1,684

EBITDA	$8,267	$40,078
Other financial items(a)	21,267	11,180

Adjusted EBITDA	$29,534	$51,258

(a)	Other financial items consists of other finance expense, realized and unrealized loss on derivative instruments and net loss on foreign currency transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical combined carve-out financial statements and related notes of KNOT Offshore Partners LP Predecessor included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The combined carve-out financial statements of KNOT Offshore Partners LP Predecessor have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Some of the information contained in this discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in those forward-looking statements. Please read “Forward-Looking Statements” for more information. You should also review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by those forward-looking statements.

Prior to the closing of this offering, our partnership will not own any vessels. The following discussion assumes that our business was operated as a separate entity prior to its inception. The entities that own the Fortaleza Knutsen and the Recife Knutsen and the newly formed entities that will acquire the Bodil Knutsen and the Windsor Knutsen and all of their related assets, liabilities, revenues, expenses and cash flows (collectively, the “Predecessor”) will be accounted for as a reorganization under common control and have therefore been recorded at KNOT’s historical book values. The combined carve-out financial statements, the results of which are discussed below, have been carved out of the consolidated financial statements of Knutsen NYK Offshore Tankers AS, or KNOT, which operated the vessels in our fleet during the periods presented. KNOT’s vessels and other assets, liabilities, revenues, expenses and cash flows that do not relate to the vessels or time charter contracts to be acquired by us are not included in our combined carve-out financial statements. Our financial position, results of operations and cash flows reflected in our combined carve-out financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all periods presented or of future results. Our independent registered public accounting firm’s audit report included in this prospectus relates to historical combined carve-out financial statements of KNOT Offshore Partners LP Predecessor. That audit report does not extend to the tables contained in this section and should not be read to do so. Accordingly, the following financial information has been derived from the historical combined carve-out financial statements and accounting records of the Predecessor and reflects significant assumptions and allocations. Other than as discussed below under “—Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects,” the vessels and all of their related assets, liabilities, revenues, expenses and cash flows contributed to us in connection with this offering reflect all of the net assets included in the combined carve-out financial statements in the periods discussed below. We manage our business and analyze and report our results of operations in a single segment.

Overview

We are a limited partnership formed to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. Our initial fleet of shuttle tankers will be contributed to us by KNOT. KNOT is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

Upon the closing of this offering, we will have a modern fleet of shuttle tankers that will operate under long-term charters with major oil and gas companies engaged in offshore production such as BG Group, Statoil and Transpetro. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. We also believe we can grow organically by continuing to provide reliable customer service to our charterers and leveraging KNOT’s relationships, expertise and reputation.

Our Fleet

Upon the closing of this offering, our initial fleet will consist of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Petrobras Transporte S.A., or Transpetro;

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA, or Statoil, with options to extend until May 2019; and

•

the Windsor Knutsen, a shuttle tanker built in 2007 and retrofitted from a conventional crude oil tanker to a shuttle tanker in 2011 that is currently operating under a time charter that expires in April 2014 with BG Group Plc, or BG Group, with options to extend until April 2016.

Pursuant to the omnibus agreement we will enter into with KNOT at the closing of this offering, we will have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the omnibus agreement. In addition, we will have the right to purchase the newbuild shuttle tanker the Carmen Knutsen within 24 months after the closing of this offering and will have the right to purchase four additional newbuild shuttle tankers, Hull 2531, Hull 2532, Hull 2575 and Hull 574, from KNOT within 24 months after KNOT notifies our board of directors of each vessel’s respective acceptances by their charterers, in each case, if their respective purchase price is agreed upon by us in accordance with the provisions of the omnibus agreement.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. These services are provided under the following basic types of contractual relationships:

•

Time charters, whereby the vessels that we operate and are responsible for the crewing of are chartered to customers for a fixed period of time at hire rates that are generally fixed and increase annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs. Under our time charters, hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, and the customer is responsible for any voyage expenses incurred; and

•

Bareboat charters, whereby customers charter our vessels for a fixed period of time at rates that are generally fixed, but the customers are responsible for the vessel operation and bear the operating and voyage expenses, including crewing and other operational services.

The table below compares the primary features of a time charter and a bareboat charter:

	Time Charter	Bareboat Charter
Typical charter length	One year or more	One year or more
Hire rate basis(1)	Daily	Daily
Voyage expenses(2)	Customer pays	Customer pays
Vessel operating expenses(2)	Owner pays	Customer pays
Off-hire(3)	Varies	Customer typically pays

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(2)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(3)	“Off-hire” refers to the time a vessel is not available for service. Our time charters contain provisions whereby the customer is generally not required to pay the hire rate during “off-hire.” Our bareboat charters do not contain such provisions.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet during the periods for which historical results for KNOT Offshore Partners LP Predecessor are presented.

Vessel	Description of Historical Operations
Fortaleza Knutsen	Delivered in March 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery.

Recife Knutsen	Delivered in August 2011. Has operated under a long-term bareboat charter with Transpetro, which commenced on delivery.

Bodil Knutsen	Delivered in February 2011 from the shipyard. Completed an interim spot voyage and testing prior to commencing operations under a long-term time charter with Statoil in May 2011.

Windsor Knutsen	Delivered in May 2007. Operated as a conventional crude oil tanker under short-term time charters and in the spot market from its delivery until commencement of retrofitting in November 2010. Has operated under long-term time charter with BG Group since April 2011 following completion of its retrofitting as a shuttle tanker.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•

The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel conversions and deliveries. For example, the Windsor Knutsen was built in 2007 and operated as a conventional crude oil tanker until November 2010 when it entered the shipyard to be retrofitted from a conventional crude oil tanker to a shuttle tanker. In addition, each of the Fortaleza Knutsen, Recife Knutsen and Bodil Knutsen were delivered from the shipyard during 2011 and did not have any historical operations prior to that time. In addition, pursuant to the omnibus agreement, we will have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years, and we will have the right to purchase from KNOT five additional newbuild shuttle tankers, the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574, if its respective purchase price is agreed upon in accordance with the provisions of the omnibus agreement. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

•

Upon completion of this offering, our leverage and associated finance expenses will be reduced. We intend to amend our existing financing agreements in connection with this offering, repay certain outstanding balances with the proceeds of this offering, and, therefore, expect to have less debt outstanding and lower interest expense upon completion of this offering. Also, a majority of our external vessel financing agreements have been guaranteed by either KNOT or TSSI for which a guarantee commission was paid. Following the completion of this offering, we will guarantee the obligations of our subsidiaries directly under the vessel financing agreements and therefore will not incur any guarantee commissions on a going forward basis. For descriptions of our existing financing agreements, please read “—Liquidity and Capital Resources—Borrowing Activities.” In addition, our historical operations have relied on funding from related parties, which will be treated as a net contribution of capital upon the closing of this offering. We do not expect to have funding from related parties after the closing of this offering.

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Our historical results of operations are affected by significant losses relating to derivative transactions. Our historical results of operations reflect significant losses relating to interest rate swap and foreign exchange contracts. These existing derivative instruments entered into by KNOT will not be transferred to us upon the closing of this offering. From time to time, we may enter into (1) interest rate swap transactions to economically hedge all or a portion of our exposure to floating interest rates and (2) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

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Our historical results of operations are affected by fluctuations in currency exchange rates. All of the vessels in our initial fleet are on time charters and bareboat charters with hire rates payable in U.S. Dollars. In addition, we will have the right to purchase from KNOT five additional newbuild shuttle tankers that will operate under time charters with hire rates payable in U.S. Dollars. Approximately 30% and 27% of the vessel operating expenses related to our vessels operating under time charters are denominated in U.S. Dollars and approximately 48% and 57% of such vessel operating expenses are denominated in Norwegian Kroner, or NOK, for the years ended December 31, 2011 and 2012, respectively. The composition of our vessel operating expenses may vary over time depending upon the location of future charters and/or the composition of our crews. All of our financing and interest expenses are also denominated in U.S. Dollars. We anticipate that all of our future financing agreements will also be denominated in U.S. Dollars.

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Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations have been determined by allocating certain of KNOT’s administrative costs, after deducting costs directly charged to KNOT’s subsidiaries for services provided by the administrative staff and shareholder costs, to us principally based on the size of our fleet in relation to the size of KNOT’s fleet. These allocated costs may not be indicative of our future administrative costs. In connection with this offering, we will enter into an administrative services agreement with KNOT UK, pursuant to which KNOT UK will provide us with certain administrative services. KNOT UK will be permitted to subcontract certain of the administrative services provided under this agreement to KOAS UK and KOAS. We will reimburse KNOT UK, and KNOT UK will reimburse KOAS UK and KOAS, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services subcontracted to KOAS UK and KOAS under the administrative services agreement. In addition, KNOT UK will pay to KOAS UK and KOAS, as applicable, a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred in connection with providing services.

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We will incur additional general and administrative expense as a publicly traded partnership. We expect we will incur approximately $2.5 million in additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

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We will be subject to a one-time entrance tax into the Norwegian tonnage tax regime. Our Norwegian subsidiaries will be subject to a one-time entrance tax into the tonnage tax regime due to our acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The entrance tax arises when the related party seller is taxed under the ordinary tax regime and the buyer is taxed under the tonnage tax regime. The tax is based on the difference between the market value of the shares and the seller’s tax value of the shares as of the date of contribution. The entrance tax on this gain is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. For a discussion of the estimated amounts of the entrance tax, please read “Our Cash Distribution Policy and Restrictions on Distributions—Forecast Assumptions and Considerations—Summary of Significant Accounting Policies—Income Taxes.”

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Our historical results of operations reflect income taxes for part of the activities under the ordinary tax regime in Norway. We expect that our Norwegian subsidiaries will be subject only to Norwegian tonnage tax rather than a combination of ordinary taxation and tonnage taxation as reflected in the combined carve-out financial statements. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. Tonnage tax is calculated based on the vessel’s net tonnage (in thousands), according to its certificate, multiplied by the days in operation and the applicable dayrate. The net financial income and expense remains taxable as ordinary income tax at the regular corporate income tax rate of 28% for Norwegian subsidiaries subject to the tonnage tax regime. Based upon the expected change in tax status of our Norwegian subsidiaries, the majority of the deferred tax assets and liabilities included in the combined carve-out balance sheets will be reversed with an offset to the income statement upon entering the tonnage tax regime.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

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our ability to maintain good relationships with our existing customers and to increase the number of customer relationships, including whether BG Group and Statoil exercise their options to extend their time charters of the Windsor Knutsen and the Bodil Knutsen, respectively, for three years;

•	the number and availability of our vessels, including our ability to exercise the options to purchase the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574;

•	the levels of demand for shuttle tanker services;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical management of our vessels;

•	our ability to obtain and maintain major oil and gas company approvals and to satisfy their technical, health, safety and compliance standards;

•	economic, regulatory, political and governmental conditions that affect the offshore marine transportation industry;

•	interest rate changes;

•	mark to market changes in interest rate swaps and foreign currency derivatives, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter and Bareboat Revenues. Revenues from time charters and bareboat charters are recognized as operating leases on a straight line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the lease term. Under time charters, we are responsible for providing the crewing and other services related to vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Under bareboat charters, we provide a specified vessel for a fixed period of time at a specified hire rate. Revenues are affected by hire rates and the number of days a vessel operates as well as the mix of business between time charters and bareboat charters.

Voyage Revenues. Voyage revenues include revenues on spot contracts, which are recognized using the unit of completion method on a discharge-to-discharge basis. During 2011, the Bodil Knutsen was chartered under a spot contract for positioning from the shipyard to the North Sea, which resulting revenues partly offset the voyage expenses incurred. Our vessels are not currently operating and are not expected to operate in the spot market after this offering.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are typically paid by the customer under time charters and bareboat charters. Voyage expenses are paid by the shipowner during spot contracts and periods of off-hire and are recognized when incurred.

Vessel Operating Expenses. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oil and communication expenses. Vessel operating expenses are paid by the shipowner under time charters and spot contracts and are recognized when incurred. Vessel operating expenses are paid by the customer under bareboat charters.

Off-hire. Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems or the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew. Our bareboat charters do not contain provisions for off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 180 days.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which drydocking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels operating on bareboat charters, the customer bears the cost of any drydocking. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Depreciation on vessels and equipment is calculated on a straight line basis over the asset’s estimated useful life of 25 years for the hull and equipment, less an estimated residual value. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking.

Impairment of Long-Lived Assets. Vessels and equipment, vessels under construction, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Other Finance Expense. Other finance expense includes external bank fees, financing service fees paid to related parties and guarantee commissions paid to external and related parties in connection with our debt and other bank services.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to highlight changes in net voyage revenues between periods.

Average Number of Vessels. Historical average number of vessels consists of the average number of owned vessels that were in our possession during a period. Following the closing of this offering, average number of ships will consist of the average number of owned vessels that are in our possession during the periods presented. We use average number of ships primarily to highlight changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Customers

In the years ended December 31, 2011 and 2012, revenues from the following customers accounted for over 10% of our combined revenues:

		Year Ended December 31,
Customer	Vessels	2011		2012
		(dollars in thousands)
BG Group	Windsor Knutsen	$13,172	30%	$14,905	23%
Transpetro	Fortaleza Knutsen Recife Knutsen	14,540	33%	24,980	38%
Statoil	Bodil Knutsen	14,096	32%	22,193	34%

Insurance

Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel.

Loss of Hire Insurance. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the vessels in our fleet is 14 days per vessel.

All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the Norwegian Marine Insurance Plan, or NMIP, which through the hull and maintenance coverage also offers a comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an “all risk principle” and offers what is considered to be the most comprehensive insurance obtainable in any of the world’s marine markets today. The agreed deductible on each vessel averages $150,000.

Protection and Indemnity Insurance. Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Our current protection and indemnity insurance coverage is unlimited, except for pollution, which is limited to $1 billion per vessel per incident.

Results of Operations

Year Ended December 31, 2011 Compared with the Year Ended December 31, 2012

Time Charter and Bareboat Revenues. The following table sets forth details of our time charter and bareboat revenues for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Time charter and bareboat revenues	$41,809	$62,078	$20,269	48.5%

Time charter and bareboat revenues for the year ended December 31, 2012 were $62.1 million, an increase of $20.3 million from $41.8 million for the year ended December 31, 2011. The increase is primarily due to all of the vessels in our initial fleet operating for the entire year pursuant to their respective time charters and bareboat charters during the year. During the year ended December 31, 2011, the Fortaleza Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Recife Knutsen did not commence operation under their charters until March 2011, April 2011, May 2011 and August 2011, respectively.

Voyage Revenues. The following table sets forth details of our voyage revenues for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Voyage revenues	$2,100	—	$(2,100)	N/A

Voyage revenues for the year ended December 31, 2012 were $0.0 million, a decrease of $2.1 million from $2.1 million for the year ended December 31, 2011. We did not earn any voyage revenues during year ended December 31, 2012 as all of our vessels were operating under their time charters and bareboat charters consistent with our strategy. During 2011, the Bodil Knutsen was chartered under a spot contract for positioning from the shipyard to the North Sea, which resulting revenues partly offset the voyage expense incurred.

Loss of Hire Insurance Recoveries. The following table sets forth details of our loss of hire insurance recoveries for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Loss of hire insurance recoveries	—	$3,575	$3,575	N/A

Loss of hire insurance recoveries for the year ended December 31, 2012 were $3.6 million, an increase of $3.6 million from $0.0 million for the year ended December 31, 2011.

In March 2012, the propeller of the Windsor Knutsen was damaged. As a result, the Windsor Knutsen was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. During the year ended December 31, 2012, we recorded $3.6 million of proceeds received pursuant to the loss of hire insurance as a component of total revenues since day rates are recovered under terms of the policy. There was no similar insurance recovery for the year ended December 31, 2011 as no vessels were off-hire during such period.

Voyage Expenses. The following table sets forth details of our voyage expenses for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Voyage expenses	$2,653	—	$(2,653)	N/A

Voyage expenses for the year ended December 31, 2012 were $0.0 million, a decrease of $2.7 million from $2.7 million for the year ended December 31, 2011. We did not incur any voyage expenses during the year ended December 31, 2012, as all of our vessels were operating under their time charters and bareboat charters consistent with our strategy. During the year ended December 31, 2011, the Bodil Knutsen incurred voyage expenses in connection with positioning from the shipyard to the North Sea, which expenses were partially offset by voyage revenues from a spot contract as described under “—Voyage Revenue.”

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Vessel operating expenses	$10,795	$13,000	$2,205	20.4%

Vessel operating expenses for the year ended December 31, 2012 were $13.0 million, an increase of $2.2 million from $10.8 million for the year ended December 31, 2011. The increase in vessel operating expenses is primarily due to the Bodil Knutsen and the Windsor Knutsen operating on time charters for the entire period of the year ended December 31, 2012. The Bodil Knutsen commenced operations in May 2011. In addition, the Windsor Knutsen incurred lower vessel operating expenses at the yard during its conversion from a conventional crude oil tanker to a shuttle tanker in the period up to April 2011 when it commenced operations under its time charter. As we do not incur significant vessel operating expenses for our vessels operating under bareboat charters, the increase in vessel operating expenses during the year ended December 31, 2012 as compared to 2011 was primarily related to our vessels operating under time charters. Further, we have recorded $3.0 million for probable reimbursements under our hull and machinery insurance during the year ended December 31, 2012 for the repairs as a result of the propeller damage to the Windsor Knutsen, which is classified under vessel operating expenses along with the cost of the repairs for the period of $4.1 million.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization expense for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Depreciation and amortization	$16,229	$21,181	$4,952	30.5%

Depreciation and amortization expense for the year ended December 31, 2012 was $21.2 million, an increase of $5.0 million from $16.2 million for the year ended December 31, 2011. The increase in depreciation and amortization is primarily due to having depreciation on each of the vessels in our initial fleet during the entire period ended December 31, 2012 as compared to the commencement of depreciation on the Bodil Knutsen, the Fortaleza Knutsen and the Recife Knutsen in February 2011, March 2011 and August 2011, respectively.

General and Administrative Expenses. The following table sets forth details of our general and administrative expenses for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
General and administrative expenses	$927	$1,395	$468	50.5%

General and administrative expenses for the year ended December 31, 2012 were $1.4 million, an increase of $0.5 million from $0.9 million for the year ended December 31, 2011. The increase in general and administrative expenses is primarily due to costs incurred for internal resources working with the preparations for the initial public offering, which were expensed as incurred.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Total operating expenses	$30,604	$35,576	$4,972	16.2%

Total operating expenses for the year ended December 31, 2012 were $35.6 million, an increase of $5.0 million from $30.6 million for the year ended December 31, 2011. The increase in total operating expenses is primarily due to operations for each of the vessels in our initial fleet operating throughout the entire year ended December 31, 2012 as compared to ten months, nine months, eight months and five months of operations for the Fortaleza Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Recife Knutsen, respectively, during the year ended December 31, 2011.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Operating income	$13,305	$30,077	$16,772	126.1%

Operating income for the year ended December 31, 2012 was $30.1 million, an increase of $16.8 million from $13.3 million for the year ended December 31, 2011. The increase in operating income is primarily due to operations for each of the vessels in our initial fleet operating throughout the entire year ended December 31, 2012 as compared to ten months, nine months, eight months and five months of operations for the Fortaleza Knutsen, the Windsor Knutsen, the Bodil Knutsen and the Recife Knutsen, respectively, during the year ended December 31, 2011.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Interest income	$34	$19	$(15)	(44.1)%

Interest income for the year ended December 31, 2012 of $0.02 million was substantially similar to interest income of $0.03 million for the year ended December 31, 2011.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Interest expense	$(9,650)	$(13,471)	$3,821	39.6%

Interest expense for the year ended December 31, 2012 was $13.5 million, an increase of $3.8 million from $9.7 million for the year ended December 31, 2011. The increase in interest expense is primarily due to lower capitalized interest for the year ended December 31, 2012 than in the same period of 2011. For the year ended December 31, 2011, we incurred total interest cost of $13.2 million, of which $3.5 million was capitalized during the period vessels remained under construction. For the year ended December 31, 2012, we incurred total interest cost of $13.5 million, none of which was capitalized since there were no vessels under construction. No interest was capitalized for the year ended December 31, 2012, because capitalization ceased in 2011 when the vessels were delivered and ready for their intended use.

Other Finance Expense. The following table sets forth details of our other finance expense, net for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Other finance expense	$(2,741)	$(3,378)	$637	23.2%

Other finance expense for the year ended December 31, 2012 was $3.4 million, an increase of $0.6 million from $2.7 million for the year ended December 31, 2011. Other finance expense is primarily related to bank fees and guarantee commissions incurred during 2011 and 2012. The majority of the vessel financing agreements is guaranteed by TSSI or KNOT, for which a guarantee commission was paid based on the outstanding loan balances. The increase in other finance expense is primarily due to higher guarantee commissions for 2012 due to a higher average outstanding loan balance during 2012 than 2011.

Realized and Unrealized Loss on Derivative Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Realized and unrealized loss on derivative instruments	$(15,489)	$(6,031)	$(9,458)	(61.1)%

Realized and unrealized loss on derivative instruments for the year ended December 31, 2012 was $6.0 million, a decrease of $9.5 million from $15.5 million for the year ended December 31, 2011. The realized and unrealized loss on derivative instruments during the year ended December 31, 2011 primarily related to realized and unrealized losses on interest rate swap contracts of $17.1 million, primarily due to declining long-term interest rates and partially offset by realized and unrealized gains on foreign exchange forward contracts of $1.7 million due to the strengthening of the U.S. Dollar relative to the Euro. The realized and unrealized loss on derivative instruments during the year ended December 31, 2012 related to realized and unrealized losses on interest rate swaps contracts of $6.0 million, primarily due to moderate declining long-term interest rate. All foreign exchange forward contracts were settled during 2011 as the shipyard payments were made and, therefore, there were no gains or losses during 2012.

Net Loss on Foreign Currency Transactions. The following table sets forth details of our net loss on foreign currency transactions for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Net loss on foreign currency transactions	$(3,037)	$(1,771)	$(1,266)	(41.7)%

Net loss on foreign currency transactions for the year ended December 31, 2012 was $1.8 million, compared to net loss on foreign currency transactions for the year ended December 31, 2011 of $3.0 million. This decrease of $1.3 million is primarily due to changes in the exchange rate of NOK to U.S. Dollars relating to payables to and receivables from TSSI and KNOT.

Income (Loss) Before Income Taxes. The following table sets forth details of income (loss) before income taxes for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Income (loss) before income taxes	$(17,578)	$5,445	$23,023	131.0%

The income before income taxes for the year ended December 31, 2012 was $5.4 million, an increase of $23.0 million from the loss before income taxes of $17.6 million for the year ended December 31, 2011. The increase in income before income taxes is related to an increase in operating income for 2012 as a result of having all of the initial fleet operating during the entire period of 2012 compared with part of the period for 2011 and lower total finance expense in 2012 primarily due to lower realized and unrealized losses on derivatives.

Income Tax Benefit (Expense). The following table sets forth details of our income tax benefit (expense) for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Income tax benefit (expense)	$1,240	$(1,261)	$(2,501)	(201.7)%

Income tax expense for the year ended December 31, 2012 was $1.3 million, an increase of $2.5 million from income tax benefit of $1.2 million for the year ended December 31, 2011. The main reason for the increase in income tax expense is that there was income before taxes for the year ended December 31, 2012 compared with a loss before income taxes in the corresponding period of 2011. A portion of our historical operations are subject to taxation pursuant to the Norwegian ordinary tax regime and our remaining operations are subject to the Norwegian tonnage tax regime. The increase in income tax expense is in part due to a decrease in our taxable loss for ordinary taxes resulting in a lower benefit for the tax loss carry forward, which is partially offset by the deferred tax impact of changes in temporary differences for ordinary taxes for the year ended December 31, 2012 as compared to the year ended December 31, 2011. For tonnage tax, a valuation allowance was recognized for the years ended December 31, 2011 and 2012 related to the financial loss carry forward and other deferred tax assets. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. We did not deem a portion of financial loss carry forward and increase in other deferred tax assets more-likely-than-not of realization due to the cumulative loss position for tonnage tax.

Net Income (Loss). The following table sets forth details of net income (loss) for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2011	2012	Change	% Change
	(dollars in thousands)
Net income (loss)	$(16,338)	$4,184	$(20,522)	(125.6)%

As a result of the foregoing, net income for the year ended December 31, 2012 was $4.2 million, an increase of $20.5 million over the net loss of $16.3 million for the year ended December 31, 2011.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. In connection with this offering, we expect to amend our existing vessel financing agreements to, among other things, include a $20 million revolving credit facility, which we refer to as the revolving credit facility. We believe our current resources, including the revolving credit facility, are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes, and we expect to economically hedge our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts. However, existing interest rate swaps will not be transferred to us in connection with this offering.

We estimate that we will spend in total approximately $5.7 million for drydocking and classification surveys for the two time charter vessels in our initial fleet towards the end of the five-year period following this offering. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

As of December 31, 2011 and 2012, our total current liabilities exceeded total current assets by $70.8 million and $44.6 million, respectively. This is due in part to the historic position of the Predecessor where certain shared cash accounts in legal entities owning the Windsor Knutsen and the Bodil Knutsen were not allocated to the combined carve-out balance sheet. As a result, certain cash flows from operations were ultimately reflected as a component of the contribution to/distribution from the owner, net, as a component of owner’s equity. After the completion of this offering, all cash flows from the operations of the Windsor Knutsen and the Bodil Knutsen will be included in our cash accounts. In addition, current liabilities include the payables to owners and affiliates and the current installment of long-term debt. Funding from related parties included in the payables from owners and affiliates will be treated as a net contribution of capital at the time of this offering. In addition, we intend to amend our existing financing agreements in connection with this offering and expect to have less debt outstanding upon completion of this offering. As a result, upon completion of this offering, we expect to reduce the level of our current liabilities.

In addition, included within current liabilities are current portions of mark-to-market adjustments of derivatives representing $5.5 million and $5.3 million of these liabilities as of December 31, 2011 and 2012, respectively. At the time of the initial public offering, any outstanding current and long-term swap derivatives liabilities will be excluded from the liabilities transferred to the Partnership.

We estimate that we will pay approximately $2.0 million for a one-time entrance tax into the Norwegian tonnage tax regime, which amount will be pre-funded from the proceeds of this offering.

Estimated Maintenance and Replacement Capital Expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our fleet, our initial annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $11.9 million per year, which is composed of $1.1 million for drydocking and $10.8 million, including financing costs, for replacing our vessels at the end of their useful lives.

The $10.8 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders. Please read “Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Net cash provided by operating activities	$11,473	$19,307
Net cash used in investing activities	(138,104)	(52)
Net cash provided by (used in) financing activities	126,445	(21,156)
Effect of exchange rate changes on cash	—	(1)

Net increase (decrease) in cash and cash equivalents	(186)	(1,902)
Cash and cash equivalents at beginning of year	3,375	3,189

Cash and cash equivalents at end of year	3,189	1,287

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $11.5 million and $19.3 million for the years ended December 31, 2011 and 2012, respectively. The increase of $7.8 million for the year ended December 31, 2012 is principally due to all of the vessels in the initial fleet being in operation. Net cash provided by operating activities for the year ended December 31, 2011 reflected ten months of operation for the Fortaleza Knutsen, five months of operation for the Recife Knutsen, eight months of operation for the Bodil Knutsen and nine months of operation for the Windsor Knutsen.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $138.0 million for the year ended December 31, 2012 compared with the prior year reflecting that all vessels in the initial fleet had been delivered in 2011.

Net cash used in investing activities of $138.1 million for the year ended December 31, 2011 was mainly due to final payments to shipyards for vessels under construction or conversion.

Net cash used in investing activities of $0.05 million for the year ended December 31, 2012 reflects that all vessels in the initial fleet had been delivered in 2011.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $21.2 million for the year ended December 31, 2012 compared with net cash provided by financing activities of $126.4 million for the comparable period of 2011.

Net cash provided by financing activities during the year ended December 31, 2011 was $126.4 million. During 2011, long-term vessel financing was obtained for the Bodil Knutsen and for the Windsor Knutsen conversion. Further drawdowns were made for final vessel payments for the Recife Knutsen and the Fortaleza Knutsen. In total, proceeds from long-term debt were $176.3 million for the year ended December 31, 2011. In addition, the net contribution from our owner to equity was $38.0 million. The debt and equity financing was used to pay final installments on vessels under construction or conversion, $20.0 million in short-term bridge financing for the Bodil Knutsen, current installments on long-term debt of $17.2 million and payables to owners and affiliates of $47.8 million for the year end December 31, 2011.

Net cash used in financing activities during the year ended December 31, 2012 of $21.2 million related primarily to repayment of current installments of long-term debt.

As a result of the foregoing, cash and cash equivalents decreased for the year ended December 31, 2011 by $0.2 million and decreased for the year ended December 31, 2012 by $1.9 million.

Borrowing Activities

Vessel Financing Agreements. KNOT and its subsidiaries entered into the following financing agreements in connection with the acquisition and conversion of the vessels in our initial fleet. Terms of the vessel financing agreements included covenants applicable to the KNOT subsidiaries that will not be our subsidiaries following completion of this offering. We intend to amend each of these financing agreements in connection with this offering such that subsidiaries of the Partnership will be the borrowers, where applicable, the outstanding balances on certain of the loans will be reduced or fully repaid and all loan facilities will be guaranteed solely by the Partnership and KNOT Shuttle Tankers AS and secured solely by assets of subsidiaries of the Partnership. References to guarantees and covenant compliance related to TSSI and KNOT are therefore only relevant to the Predecessor and will not be relevant for the Partnership subsequent to entering the amended loan agreements in connection with the IPO.

Fortaleza and Recife Facilities. In December 2009, Knutsen Shuttle Tankers XII KS, as the borrower, entered into a $160 million senior secured loan facility and a $19 million junior secured loan facility with syndicates of banks to fund the installment payments on the construction of the Fortaleza Knutsen and the Recife Knutsen, which we refer to collectively as the Fortaleza and Recife Facilities. The Fortaleza Knutsen, the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds, as well as certain cash accounts, have been pledged as first and second priority collateral for the Fortaleza and Recife Facilities.

TSSI was originally the guarantor for all outstanding amounts under the Fortaleza and Recife Facilities. In January 2012, KNOT entered into a guarantee agreement with the agent of the $160 million secured loan facility for the full amount of that loan. In addition, there was a request that the syndicate banks release TSSI from the existing guarantee agreement for the senior secured loan, which is pending. In September 2012, KNOT entered into a guarantee agreement and TSSI was released from the guarantee obligation for the $19 million junior secured loan for the full amount of that junior secured loan. As of December 31, 2012, KNOT is a guarantor for all outstanding amounts under the Fortaleza and Recife Facilities and TSSI remains a guarantor of the $160 million secured loan facility.

The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity of $54.9 million in March 2016 and $54.9 million in August 2016. The $160 million senior secured facility bears interest at floating London Interbank Offered Rate, or LIBOR, plus a margin of 3.0%.

The $19 million junior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity of $5.5 million in March 2016 and $5.5 million in August 2016. The $19 million junior secured facility bears interest at LIBOR plus a margin of 4.5%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Minimum liquidity of the borrower of $1 million;

•	Positive working capital of the borrower;

•	Minimum liquidity of $25 million for KNOT and of 4% of interest bearing debt for the KNOT Group;

•	Positive working capital of the KNOT Group;

•

Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter; and

•	EBITDA must exceed interest payable, any amount payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

In addition, the following financial covenant applies to the $160 million senior secured loan facility as of December 31, 2012:

•	Value adjusted equity of TSSI, as guarantor, of at least one billion NOK.

The covenants under the Fortaleza and Recife Facilities that are measured at the guarantor or the KNOT Group level are not directly applicable to the Predecessor.

The borrower was not in compliance with the minimum liquidity and positive working capital covenants as of June 30, 2011. The borrower received a waiver of such covenants from the bank syndicates as of June 30, 2011. The borrower and the guarantor were in compliance with all covenants as of December 31, 2011. As of December 6, 2012 and December 7, 2012, waivers were obtained for the $160 million secured loan facility and $19 million secured loan facility, respectively, for the KNOT Group’s compliance with the interest coverage covenant for all interim and annual periods from December 31, 2012 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19.0% for all interim and annual period starting December 31, 2012 to January 31, 2014. Except for the interest coverage covenant covered by the waiver, the borrower, the guarantors and the KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

In connection with this offering, we intend to amend the Fortaleza and Recife Facilities, and we expect to use proceeds from this offering to repay a portion of the amounts outstanding under our existing Fortaleza and Recife Facilities. The amended Fortaleza and Recife Facilities will be secured by substantially the same collateral as secures the existing facilities, including the Fortaleza Knutsen and the Recife Knutsen. We currently expect that the amended Fortaleza and Recife Facilities will contain customary covenants that may limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the applicable vessel, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into inter-company transactions and make distributions. We currently expect that the amended Fortaleza and Recife Facilities will also contain the following financial covenants:

•	Positive working capital for the borrower;

•

Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

We currently expect that the amended Fortaleza and Recife Facilities will identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel, and that the facilities will contain customary events of default such as:

•	Change of control;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on a stock exchange;

•	The occurrence of a material adverse change; and

•	Revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations or vessel ownership.

Bodil Facility. In February 2011, KNOT’s subsidiary owning the Bodil Knutsen, as the borrower, entered into a $120 million senior secured loan facility with a syndicate of export credit agencies and banks to fund the final installment on the construction of the Bodil Knutsen and to repay bridge financing incurred during construction, which we refer to as the Bodil Facility. The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds have been pledged as collateral for the Bodil Facility. KNOT is the guarantor for all outstanding amounts under the Bodil Facility.

The Bodil Facility includes two tranches. One tranche is repayable in semi-annual installments over five years with a final balloon payment of $42.7 million due at maturity in February 2016. The second tranche is repayable in semi-annual installments over twelve years assuming the balloon payment of the first tranche is refinanced in 2016. If not, the second tranche becomes repayable with a final balloon payment of $32.7 million due at maturity in February 2016. The Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facility for the first four years and 120% for the fifth year;

•	Minimum liquidity of (i) $3 million for the borrower, (ii) $25 million for KNOT and (iii) 4% of interest bearing debt for the KNOT Group (as defined in the Bodil Facility);

•	Positive working capital of the borrower and of the KNOT Group;

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a rolling four quarter basis; and

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter.

The covenants under the Bodil Facility are measured at the borrower, guarantor or KNOT Group level and are not directly applicable to the Predecessor. The borrower and the guarantor were in compliance with the covenants as of December 31, 2011. However, the guarantor was not in compliance with the minimum liquidity covenant as of September 30, 2011, and the KNOT Group was not in compliance with the EBITDA covenant as of December 31, 2011. The borrower received a waiver from the bank syndicate for the guarantor’s liquidity covenant as of September 30, 2011 until December 31, 2011, at which time the guarantor was compliant with the covenant. As of December 3, 2012, a waiver was obtained for the Bodil Facility for the KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19.0% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantors and the KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

In connection with this offering, we intend to amend the Bodil Facility, and we expect to use proceeds from this offering to repay a portion of the amounts outstanding under our existing Bodil Facility. The amended Bodil Facility will be a $50 million term loan facility and a $20 million revolving credit facility and will be secured by substantially the same collateral as secures the existing facility, including the Bodil Knutsen. We currently expect that the amended Bodil Facility will contain customary covenants that may limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the Bodil Knutsen, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into inter-company transactions and make distributions. We currently expect that the amended Bodil Facility will also contain the following financial covenants:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facility for the first four years and 125% for the fifth year;

•	Positive working capital for the borrower;

•

Minimum liquidity for the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

We currently expect that the amended Bodil Facility will identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel, and that the facilities will contain customary events of default such as:

•	Change of control;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on a stock exchange;

•	The occurrence of a material adverse change; and

•	Revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations or vessel ownership.

Windsor Purchase Facility. In April 2007, KNOT’s subsidiary owning the Windsor Knutsen, as the borrower, entered into a $85 million senior secured loan facility with a bank to fund the purchase of the Windsor Knutsen, which we refer to as the Windsor Purchase Facility. The Windsor Knutsen, assignments of earnings and insurance proceeds, as well as certain cash accounts, have been pledged as collateral for the Windsor Purchase Facility. The Windsor Purchase Facility is repayable in semi-annual installments over eight years with a final balloon payment of $43.4 million due at maturity in May 2015. The Windsor Purchase Facility bears interest at LIBOR plus a margin of 0.6%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility; and

•	Aggregate of cash and uncalled committed capital of a minimum of $5.2 million for the borrower.

The covenants under the Windsor Purchase Facility are measured at the borrower level and are not directly applicable to the Predecessor. The borrower was in compliance with all covenants as of December 31, 2011 and 2012.

In connection with this offering, we intend to amend the Windsor Purchase Facility, and we expect to use proceeds from this offering to repay a portion of the amounts outstanding under our existing Windsor Purchase Facility. The amended Windsor Purchase Facility will be secured by substantially the same collateral as secures the existing facility, including the Windsor Knutsen. We currently expect that the amended Windsor Purchase Facility will contain customary covenants that may limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the Windsor Knutsen, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into inter-company transactions and make distributions. We currently expect that the amended Windsor Purchase Facility will also contain a financial covenant requiring that the market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility.

We currently expect that the amended Windsor Purchase Facility will identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel, and that the facilities will contain customary events of default such as:

•	Change of control;

•	Failure to repay principal and interest;

•	Failure to comply with the financial or insurance covenants;

•	Cross-default to other indebtedness held by the Partnership and its subsidiaries;

•	Failure by the Partnership to remain listed on a stock exchange;

•	The occurrence of a material adverse change; and

•	Revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations or vessel ownership.

Windsor Conversion Facility. In February 2011, KNOT’s subsidiary owning the Windsor Knutsen, as the borrower, entered into a $27.3 million junior secured loan facility with a bank to fund the conversion of the Windsor Knutsen from a conventional crude oil tanker to a shuttle tanker, which we refer to as the Windsor Conversion Facility. The Windsor Knutsen, assignments of earnings and insurance proceeds, as well as certain cash accounts for the Windsor Knutsen and a second vessel owned by the borrower, have been pledged as second priority collateral for the Windsor Conversion Facility. KNOT is the guarantor for all outstanding amounts under the Windsor Conversion Facility.

The Windsor Conversion Facility is repayable in semi-annual installments over four years with a final balloon payment of $16.8 million due at maturity in May 2015. The Windsor Conversion Facility bears interest at LIBOR plus a margin of 3.75%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility;

•	Minimum uncalled committed capital of 45 million NOK for the borrower;

•	Positive working capital of the KNOT Group;

•	Minimum free liquidity for the KNOT Group of 4% of interest bearing debt and $25 million for the guarantor;

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a rolling four quarter basis; and

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter.

These covenants are measured at the borrower, guarantor or KNOT Group level and are not directly applicable to the Predecessor.

The borrower and the guarantor were in compliance with all covenants as of December 31, 2011. However, the KNOT Group was not in compliance with the interest coverage covenant as of December 31, 2011. As of November 30, 2012, a waiver was obtained for the Windsor Conversion Facility for the guarantor’s compliance with the interest coverage covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19.0% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the interest coverage covenant covered by the waiver, the borrower, the guarantors and the KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

Derivative Instruments and Hedging Activities

We intend to use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. The existing derivative instruments entered into by KNOT in connection with the vessel financing agreements described above will not be transferred to us upon the closing of this offering.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 Year	1–3 Years	4–5 Years	More than 5 Years
	(dollars in thousands)
Long-term debt obligations (including interest)(1)	$419,487	$45,350	$143,457	$189,852	$40,828

Total	$419,487	$45,350	$143,457	$189,852	$40,828

(1)	The long-term debt obligation has been calculated assuming interest rates based on the 6-month LIBOR as of December 31, 2012 plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the Predecessor’s combined carve-out financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. Significant accounting policies are discussed in Note 2 (Summary of Significant Accounting Policies) of the notes to the Predecessor’s combined carve-out financial statements appearing elsewhere in this prospectus. We believe that the following are the critical accounting estimates used in the preparation of our Predecessor’s combined carve-out financial statements. In addition, there are other items within the Predecessor’s combined carve-out financial statements that require estimation.

Revenue Recognition

Description. We generate a majority of our revenues from time charters and bareboat charters. Revenues from time charters and bareboat charters are accounted for as operating leases and are recognized on a straight line basis over the periods of such charters, as service is performed.

Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods for spot contracts. The percentage of completion method is the most prevalent method of accounting for voyage revenues and the method we use for spot contracts. Under the percentage of completion method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from spot contracts using the discharge-to-discharge basis.

Judgments and Uncertainties. In applying the percentage of completion method for spot contracts, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. In all cases, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues for spot voyages could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of vessels and equipment represent its historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value may be determined through various valuation techniques but is generally calculated as the net present value of estimated future cash flows.

Our business model is to employ our vessels on fixed-rate charters with major energy companies. These charters typically have original terms between five to ten years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.

Judgments and Uncertainties. Depreciation on our shuttle tankers is calculated using an estimated useful life of 25 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, drydocking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our shuttle tankers may spend operating in the spot tanker market when not being used in their capacity as shuttle tankers, are based on historical experience of KNOT and our projections of future shuttle tanker voyages. Our estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs of KNOT and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in vessel hire rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the vessel impairment.

Vessel Market Values

In “—Vessel Lives and Impairment” above, we discuss our policy for assessing impairment of the carrying values of our vessels. During the past few years, the market values of certain vessels in the worldwide fleet have experienced particular volatility, with substantial declines in many vessel classes. There is a future risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

In connection with monitoring compliance with our credit facilities and as a general business matter, we periodically monitor the fair market value of our vessels, including by obtaining various broker valuations as of specific dates. We generally do not include the impact of market fluctuations in vessel prices in our financial statements. We do, however, monitor our business and assets on a regular basis for potential asset impairment as described above. The total carrying value of our vessels was $497 million as of December 31, 2012.

With respect to the vessels, based on broker valuations as of December 31, 2012, and disregarding the charters attached to each of the vessels, we believe the aggregate fair market value of these vessels was less than their aggregate carrying value as of that date. We believe the aggregate amount of this deficit as of December 31, 2012 for the vessels was approximately $74 million. These vessels do, however, have long-term bareboat charter contracts with fixed rates attached. Therefore, we consider the value of the undiscounted cash flows when determining whether an impairment charge would be required. We believe that our recoverable amount for each of these vessels exceeded the applicable carrying value as of December 31, 2012, and, accordingly, have not recorded impairment charges even though the vessels have experienced a decline in charter free market value (i.e. disregarding the charter contracts attached to each of the vessels).

Drydocking

Description. We drydock each of our vessels periodically for inspection, repairs and maintenance and for any modifications to comply with industry certification or governmental requirements. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking that increase the earnings capacity or improve the efficiency or safety of the vessels. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charterer bears the cost of any drydocking.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking or estimated useful life of drydock expenditures. While we typically drydock our vessels every 60 months until the vessel is 15 years old and every 30 months thereafter, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. A change in our estimate of the useful life of a drydock will have a direct effect on our amortization of drydocking expenditures.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage exposure related to changes in interest rates on our variable rate debt and risks for currency exchange rates on our contract obligations. We do not apply hedge accounting for derivative instruments. Therefore, the changes in fair value of derivative financial instruments are recognized in earnings.

Judgments and Uncertainties. A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the LIBOR benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The benchmark interest rate yield curve is expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See “Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects—Our historical results of operations are affected by significant losses relating to derivative transactions.”

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Judgments and Uncertainties. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character in either the carryforward period. This analysis requires, among other things, the use of estimates and projections in determining future reversals of temporary differences, forecasts of future profitability and evaluating potential tax-planning strategies. The valuation allowances as of December 31, 2011 and 2012 were related to the financial loss carry forwards and other net deferred tax assets for tonnage tax that increased between 2011 and 2012. In assessing the realizability of deferred tax assets, we considered all the positive and negative evidence available. Given our cumulative loss position for tonnage tax, we determined it was more likely than not that some of the benefit from the deferred tax assets would not be realized based on the weight of available evidence.

Effect if Actual Results Differ from Assumptions. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to decrease the valuation allowance related to the deferred tax assets would typically increase our net income (or decrease our loss) in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to increase the valuation allowance related to the deferred tax assets would typically decrease our net income (or increase our loss) in the period such determination was made. As of December 31, 2012, we had a valuation allowance of $11.9 million.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, or ASU 2011-11. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (“IFRS”). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. We expect to implement the provisions of ASU 2011-11 as of January 1, 2013. We are evaluating the impact the adoption of ASU 2011-11 will have on disclosures in the financial statements of the Predecessor but we do not expect it to have a material impact on the Predecessor’s combined carve-out financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under “gain/(loss) on derivative financial instruments.” Interest rate swap agreements that have a positive fair value are recorded as “Other current assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of December 31, 2011 and 2012, we were party to interest rate swap agreements with a combined notional amount of approximately $129.5 million and $128.5 million, respectively. Under the terms of the interest rate swaps, we receive LIBOR based variable interest rate payments and make fixed interest rate payments at fixed rates between 3.84% per annum and 5.10% per annum for all periods. The swap agreements mature between May 2013 and December 2022. The fair values of our interest rate swaps recognized as derivative liabilities as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011		2012
(dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swap contracts	$129,500	$27,331	$128,500	$27,880

As of December 31, 2011 and 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was approximately $246.0 million and $219.4 million, respectively, based on our total net interest bearing debt of approximately $373.0 million and $346.6 million, respectively, less the notional amount of our floating to fixed interest rate swaps of approximately $129.5 million and $128.5 million, respectively. A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.5 million and $2.2 million on an annual basis as of December 31, 2011 and 2012, respectively. See “—Contractual Obligations” for the expected payments by period for our interest rate swaps.

The existing interest rate swap agreements entered into by KNOT in connection with the vessel financing agreements will not be transferred to us upon the closing of this offering.

Foreign Currency Fluctuation Risks

We and our subsidiaries have the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

During the year ended December 31, 2011, we used foreign exchange forward contracts to manage fluctuation in cash flows for future payments for certain shipyard payments in Euros. As of December 31, 2011 and 2012, there were no outstanding foreign exchange forward contracts. All of the foreign exchange forward contracts were settled during 2011 as shipyard payments were made. There were no foreign exchange forward contracts entered into during 2012. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of December 31, 2011 and 2012, three customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please see “—Insurance” above.

INDUSTRY

All of the information and data presented in this section has been provided by Fearnley Consultants AS, or Fearnley Consultants. Fearnley Consultants has advised that the statistical and graphical information contained herein is drawn from its database and other sources. We do not have any knowledge that the information provided by Fearnley Consultants is inaccurate in any material respect. In connection therewith, Fearnley Consultants has advised that: (1) certain information in Fearnley Consultants’ database is derived from estimates or subjective judgments, (2) the information in the databases of other offshore drilling data collection agencies may differ from the information in Fearnley Consultants’ database and (3) while Fearnley Consultants has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

The Offshore Oil Industry

Oil remains one of the world’s most important sources of energy, accounting for approximately 33% of global energy consumption. Total oil consumption has increased 15% in the last ten years, reaching a daily oil consumption of 87.4 million bpd in 2011. According to the IEA—World Energy Outlook 2012, the demand for oil and oil-derived products is expected to continue to grow steadily in the coming years, reaching approximately 99.7 million bpd by 2035.

Offshore oil production started in the 1960s in the shallow waters of the Gulf of Mexico, where the oil produced was transported by pipelines to the shore for refining or export. As technology advanced and continued discoveries of offshore oil reserves were made, offshore oil production has grown to be 27% of global oil production. Today, offshore oil production occurs in the North Sea and the Gulf of Mexico, as well as off the coasts of Brazil, Newfoundland, Nova Scotia, West Africa, Southeast Asia, Australia and Russia. The following chart shows historic and expected development in shallow- and deep-water oil production.

Source: Douglas-Westwood Ltd., April 2012

Deepwater oil production is one of the fastest growing areas of the global oil industry and is replacing shallow water as the main focus of offshore oil field development. According to the IEA—World Energy Outlook 2012, deepwater production will expand from 4.8 million bpd in 2011 to 8.7 million bpd in 2035. Deeper waters, harsher environments and more marginal fields often require increased use of subsea operations, floating production storage and offloading units, or FPSOs, floating storage and offtake units, or FSOs, and shuttle tankers, as pipelines may not be economically or technologically feasible.

The long-term outlook for the offshore oil transportation industry is driven by crude oil fundamentals. In particular, market expectations about the potential changes in the price of oil significantly affect the level of exploration, development and production activities in offshore areas worldwide. The outlook for oil prices is in turn impacted by the outlook for global consumption of oil and anticipated future supply, both through current production and projected increased production from the further development of existing reserves and the discovery and development of new reserves.

Shuttle Tanker Characteristics

A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems, or DP systems, that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions.

Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

Alternative to Pipelines

Shuttle tankers were first designed in the mid-1970s for the new oil fields located in the North Sea as an alternative to pipelines because the water depth and harsh environment in the North Sea contributed to the high cost of laying pipelines.

The advantages of shuttle tankers as compared to pipelines include:

•	the use of shuttle tankers is a more flexible option than pipelines for the transportation of oil from the oil field to onshore terminals and provides destination flexibility for the customers;

•

shuttle tankers provide a more flexible solution to declining production profiles and abandonment as a pipeline has a fixed capacity, whereas the shuttle tanker capacity may be adjusted through reduced frequency of calls or reduced number of ships serving a field;

•

shuttle tanker operators may provide back-up capacity during times when existing transportation infrastructure is closed for maintenance or otherwise unavailable, which would enable uninterrupted production;

•	shuttle tankers require less significant up-front investment than pipelines; and

•

shuttle tankers provide customers the benefit of purchasing unblended crude qualities, whereas pipelines usually provide a blend of different crude qualities as several oilfields may be connected to the same pipeline. A shuttle tanker may load at several fields during one single voyage but oil from different fields may be kept separated in different compartments on board.

The following diagram sets forth the supply chain of offshore loading by shuttle tankers to terminals.

Differences From Conventional Tankers

Shuttle tankers primarily differ from conventional tankers based on two significant features. First, shuttle tankers are fitted with position-keeping equipment enabling them to remain in a position without the assistance of tugs or mooring to installations. Second, shuttle tankers are equipped with bow-loading equipment and, in some cases, also fitted with equipment for submerged turret loading. Conventional tankers load from an offshore field installation usually through a taut hawser (mooring line onboard the discharging unit) operation and/or with tug assistance. In certain cases, dedicated shuttle tanker newbuilds are required to service the specific requirements of oil fields and installations. At times, conventional tankers can be converted to shuttle tankers after a substantial upgrade and investment in equipment. Based on current market conditions, Fearnley Consultants estimates that such an upgrade would cost approximately $40 million, depending on design, size and outfitting.

Key differences between shuttle tankers and conventional tankers include:

•

Design. Shuttle tankers are designed with controllable pitch propellers and side thrusters, higher cargo pumping capability, DP systems, specific loading systems for loading cargo at offshore facilities, reinforced hull design for fatigue prevention and a wide range of area/customer specific equipment and systems.

•

Voyage Length. Shuttle tanker voyages are typically short-haul to regional terminals and refineries, while conventional tankers traditionally trade on longer-haul voyages. The short voyages, continual loading operations and unique systems give rise to far more complex technical and performance issues for shuttle tankers than conventional tankers.

•

Stringent Standards. The shuttle tanker industry is affected by standards and regulations applicable to the offshore industry, certain of which are more stringent than those applicable to conventional tankers.

•

Nature of Contracts. Shuttle tankers are an integral part of an offshore field development project and a critical part of the logistics chain of a field. Due to the technical requirements of shuttle tanker operations, cooperation between the shuttle tanker operator and the field operator is much closer than in the case of conventional tanker business, and there are usually long-term contractual arrangements between the field operator and shuttle tanker owners to lift the production from an oil field installation. By contrast, the conventional tanker market is predominantly conducted on short-term contracts, typically for one or a few voyages.

•

Specialized Crewing and Staff. The workload for the crew onboard and for shore-based personnel for shuttle tanker operations is higher compared to conventional shipping, given the shorter voyage lengths and additional complexity of offshore loading operations. Maneuvering and safe handling of shuttle tankers in close proximity to offshore installations, operating of the loading and dynamic positioning systems, and complying with additional offshore regulations and practices require highly skilled crew. Tailor-made training, including extensive simulator training, is an integral part of the shuttle tanker business. In addition to the normal maritime certificates for deck officers, a shuttle tanker dynamic positioning operator must qualify for a dedicated dynamic positioning certificate. Thus, the necessity of an experienced crew makes a significant barrier to entry for other operators trying to enter the shuttle tanker market.

Two of the key design attributes of a shuttle tanker include the offshore loading system and the DP system.

Offshore Loading Systems

Offshore loading involves the transfer of liquid cargo in open waters from either a fixed installation (a platform or a fixed buoy) or a floating installation (a floating loading platform, FPSO and FSO). There are two main offshore loading systems: bow loading and submerged turret loading.

The most distinguishing feature of a shuttle tanker is the sophisticated loading system located on the bow of the vessel. A bow loading system allows the shuttle tanker to load safely and reliably from a variety of offshore installations, even in extreme weather conditions. The shuttle tankers maneuver close to the loading installation, connect to a hose to the manifold and commences loading.

Alternatively, or in addition, a shuttle tanker can be equipped with a submerged turret. The system consists of a submerged buoy that is pulled into a cone-shaped turret located on the keel of the shuttle tanker. The loading hose runs through the buoy to a rotating connecter allowing the shuttle tanker to weathervane freely.

Dynamic Positioning Systems

A shuttle tanker is equipped with a computerized steering and positioning system, referred to as a DP system, which allows the vessel to remain in position in open seas, even in harsh environmental conditions. The DP system monitors wind, currents, swells and tide changes and controls the positioning of the vessel with controllable pitch propellers and lateral thrusters. The development of DP systems for shuttle tankers in the early 1980s significantly increased the efficiency and reliability of offshore loading. The primary advantages of DP systems versus a taut hawser or tug-assisted operation include:

•

wider operating range, including the capability to load in conditions up to 17 foot significant wave height (a measure of average wave height that corresponds to approximately 30 foot maximum wave height);

•	less risk of damage and wear and tear both to the field export system and the vessels’ loading systems since no heavy loads are introduced to the system during loading; and

•	enhanced safety procedures that reduce the probability of contact between shuttle tanker and offshore loading installation.

There are two classes of DP systems for shuttle tankers: DP1 and DP2. The classes are based on the shuttle tanker’s dynamic positioning equipment and system redundancy. DP1 systems have one set of maneuvering and computer systems, while DP2 systems include backup for all active systems providing redundancy according to specific requirements. The type of system employed is determined by the weather conditions at the oil field installation and specific field operator requirements. As of January 31, 2013, of the 70 shuttle tankers currently operating in the world fleet, 22 shuttle tankers were fitted with DP1 systems and 48 were fitted with

DP2 systems. In addition, all the vessels on order are fitted with DP2 systems. Of the shuttle tankers with DP1 systems, 13 operate in Brazil, five in the North Sea, two in Canada, one in the Caribbean and one is laid up. Of the shuttle tankers with DP2 systems, 26 are operating in the North Sea, 19 in Brazil, two in Canada and one is temporarily idle off Singapore.

Shuttle Tanker Markets

Demand for Shuttle Tankers

As demand for oil has grown and a growing number of oil fields being discovered are in deepwater, harsh weather environments, the demand for shuttle tankers has increased. According to Fearnley Consultants, based on the past three years of North Sea oil production from shuttle tanker operated oil fields, there has been one shuttle tanker employed for every 38,000 to 43,000 bpd of production. The new fields in the Barents Sea are less transportation intensive and require only one vessel for every 65,000 bpd of production. In contrast, based on average production in the past three years and average round trip voyage time for a shuttle tanker, Brazil requires approximately one vessel for every 100,000 bpd of production.

Source: Norwegian Petroleum Directorate, Department of Energy and Carbon Capture, Brazil National Petroleum Agency, Canadian Department of Natural Resource, Danish Energy Agency

The above chart is based on the incremental growth in Brazilian offshore production, as almost all of this growth stems from deepwater and ultra-deepwater oil fields served by shuttle tankers. Additionally, the above chart excludes production from certain U.S. Gulf of Mexico fields, such as Chinook and Cascade, because this trade is regulated by the Jones Act, which effectively prevents any non-U.S. operators from trading in those regions. Although many vessel databases include the Russian Arctic tankers operating in the Pechora Sea as shuttle tankers, this chart has excluded demand stemming from these activities as the design of these vessels disqualifies them from operations in the North Sea or Brazil unless they are significantly upgraded.

Global demand for shuttle tankers grew significantly between 2002 and 2012 due to increased average sailing distances from the offshore field to the onshore terminal. As a result, the shuttle tanker fleet rose from approximately 47 vessels in 2000 to approximately 68 vessels in 2012. Additionally, the additional demand for shuttle tankers as a result of the increased average sailing distances offset the decrease in demand that may have resulted due to declining production from shuttle tanker operated oil fields. Output from shuttle tanker operated oil fields has decreased by an average of 3.0% per year from a peak of 3.0 million bpd in 2002, mainly as a result of reduced production in the North Sea.

The global market for shuttle tankers is primarily in the North Sea (United Kingdom, Norway, and Denmark) and Brazil. Offshore oil production off the east coast of Canada also provides some employment for shuttle tankers, along with Russia, the Barents Sea and the U.S. Gulf of Mexico.

•

The North Sea: The North Sea is the largest offshore oil producing region in the world and includes oil fields on the United Kingdom, Danish, Dutch and Norwegian continental shelves. The North Sea constituted close to 90% of shuttle tanker demand in 2002, as measured by production volumes and deployment of shuttle tankers. Due to natural depletion and relatively few new field developments in the subsequent decade, the share of shuttle tanker demand in this region fell. Today, approximately 50% of the existing world shuttle tanker fleet operates in the North Sea with operations primarily focused in the United Kingdom and Norway. The North Sea is a mature market characterized by sophisticated participants, advanced regulations and systems, an established commercial structure and vessel operations that are embedded into the offshore oil structure. Recently, there has been a high number of significant new field discoveries in the North Sea that are located in remote areas, which is believed to favor shuttle tanker solutions. Finally, the major “Johan Sverdrup” oil field discovery may be developed using a pipeline; however, no decision has yet been made and the expectation is that shuttle tankers will be used during the early development of the field.

•

The Barents Sea (considered part of the Greater North Sea): Following the discovery and successful start-up of the Snøhvit natural gas field, exploration in the Norwegian sector of the Barents Sea has resulted in the development of the Goliat field, which will begin production in 2013, and the discovery of the Skrugard/Havis field with more than 250 million barrels of proved reserves. Exploration activity in this area remains high and prospects are promising. It is expected that potential field developments in this area will use shuttle tankers. Very little exploration has occurred in the Russian sector of the Barents Sea and seismic data is relatively old and simple. However, since late 2011, the Russians have increased their exploration activity.

•

Brazil: Brazil is currently the largest shuttle tanker market, increasing from approximately 5% in 2002 to 47% in 2012, with the majority of offshore oil production located in the Campos Basin region. According to Fearnley Consultants, the number of shuttle tankers employed in Brazil will surpass the North Sea in 2013. Following the discoveries made in the pre-salt Santos Basin further off shore, several oil fields are currently being developed and it is expected that offshore production, both deepwater and ultra-deepwater, will increase significantly in the coming years making this region the leading growth area for shuttle tankers. As of January 31, 2013, 15 out of the 20 shuttle tankers on order are contracted for employment in Brazil.

•

Eastern Canada: Three major offshore fields off the east coast of Canada are served by shuttle tankers. The crude oil produced from these fields typically is either taken to an oil transhipment terminal located in Newfoundland or directly to market on the east coast of the United States. Output from these fields peaked in 2007 and has declined steadily since then, resulting in a reduction from six shuttle tankers to the four shuttle tankers now operating in the region. There is extensive offshore exploration in certain Eastern Canadian fields and any field developments will likely rely on shuttle tanker transportation.

•

Russian Arctic: The current activity in Russian Arctic is limited to three double acting tankers, or tankers designed to run forward in open waters and backwards in ice, serving the Varandey SBM loading installation in the Pechora Sea. The Prirazlomnoye oil field is expected to start production in 2013, and will be served by two double acting tankers. These five double acting tankers may theoretically be considered shuttle tankers; however, they do not meet the requirements for operation in the North Sea or Brazil. The main petroleum activity in this area is focused on natural gas and liquefied natural gas production as opposed to oil field developments in the short-to-medium term.

•

Gulf of Mexico/Caribbean: Since U.S. regulators approved the use of FPSO units and FSO units, as well as shuttle tankers, in 2001, the first shuttle tanker operated oil fields, the Chinook and Cascade, have come into production in the U.S. Gulf of Mexico. From these fields that are operated by Petrobras, oil is transported by a pair of 47,000 dead weight ton, or dwt, shuttle tankers. Any further increase in shuttle tanker trade in the Gulf of Mexico will be limited by the Jones Act, which creates a significant barrier to entry for non-U.S. companies and ships built outside the United States. Offshore exploration and development in the Caribbean and other offshore areas in Mexico and Central America are outside the reach of the Jones Act and may, in the future, use shuttle tankers.

•

Other Regions: As of January 31, 2013, there are no shuttle tankers operating as shuttle tankers in other regions of the world, except for one vessel operating in Venezuela. The vessel that operated in Australia has been in lay-up since the end of 2011. The major offshore oil production areas in West Africa, Southeast Asia and Australia are located in shallow waters or benign environments, which enables the use of conventional tankers to load oil from the offshore production facilities. As the oil field development expands into remote areas or deeper waters, use of more shuttle tankers could become more common.

New Fields Under Development

Based on shuttle tanker operations during the period 2009 to 2011, Fearnley Consultants estimates that each shuttle tanker in Brazil and the North Sea has a transportation capacity of approximately 100,000 bpd and 40,000 bpd, respectively. For the new fields in the Barents Sea, Fearnley Consultants estimates a smaller transportation capacity due to the significantly longer distances from these oil fields to terminals in Europe. Specifically, based on the Goliath field in the Barents Sea, approximately two Suezmax-size shuttle tankers are needed for every 65,000 bpd production increase. As a result, Fearnley Consultants estimates that each shuttle tanker in the North Sea Region (including the North Sea, Barents Sea and the West of Shetland fields) will have a transportation capacity of approximately 33,000 bpd. The following table shows Fearnley Consultants’ forecast of annual production growth and demand for shuttle tankers by region and year.

	Annual Production Growth (bpd)			Number of Shuttle Tankers Needed
Year	Brazil	North Sea Region(1)	Canada	Brazil	North Sea Region	Canada
2013	880,000	175,000		9	5
2014	970,000	181,000		10	5
2015	390,000	355,000		4	11
2016	750,000	253,000		8	8
2017	600,000	173,000	150,000	6	5	2
2018	150,000	240,000		2	7

Total				39	41	2

(1)	Includes production in the Barents Sea and the West of Shetland fields.

Source: Norwegian Petroleum Directorate, Department of Energy and Carbon Capture, Brazil National Petroleum Agency, Canadian Department of Natural Resource, Danish Energy Agency, Oil companies, Fearnley Offshore

For the years 2012 to 2018, Fearnley Consultants estimates that 78 shuttle tankers will be needed. Of these, 20 are already on order. Adjusting for vessels becoming 20 years old, Fearnley Consultants estimates that approximately 60 additional vessels will be needed by 2020.

Global Incremental Output 2013-2018

Based on projections relating to new field development and taking depletion at existing fields into account, Fearnley Consultants projects total output from shuttle tanker operated oil fields to increase by about 4.5 million bpd by 2018. While Fearnley Consultants expects that a majority of the new volumes will come from fields in Brazil, it also expects to see an increase in production in the Greater North Sea, which includes the North Sea, the Norwegian Sea and the Barents Sea.

Sources: NPD, DECC, Various PDO’s, Fearnley Offshore, Wood Mackenzie, Oil companies

Some of the shuttle tanker operated offshore oil fields in Brazil have been producing for more than ten years. Considering typical production curves for oil fields of various sizes, Fearnley Consultants estimates that several of these fields currently in production will see declines in output towards 2020. However, these declines are considered to be relatively small compared to the expected incremental growth in production from new fields.

The following chart shows expected production build up and depletion of existing fields in the North Sea.

Sources: NPD, DECC, Various PDO’s, Fearnley Offshore, Wood Mackenzie, Oil companies

Shuttle Tanker Supply

As of January 31, 2013, the world shuttle tanker fleet consists of 70 vessels totaling 8.26 million dwt. The two vessels that are currently not trading as shuttle tankers are currently in lay-up. These two vessels are not expected to return to shuttle tanker service in the future. The current order book consists of 20 vessels scheduled for delivery between 2013 and 2015. Seven vessels, or 10% of the world fleet, are currently older than 20 years. Due to strict requirements for safe operation, Fearnley Consultants does not consider vessels built before 1993 to be competitors to more recent constructions in the global shuttle tanker fleet.

The following table shows the number of shuttle tankers in the world shuttle tanker fleet, including vessels on order, by geographic area.

	Operating	On Order	Total
North Sea	31	5	36
Brazil	32	15	47
Canada	4	—	4
Other	3	—	3

Total	70	20	90

Source: Fearnresearch, January 2013

Based on the current age of the world shuttle tanker fleet and current newbuild order book, Fearnley Consultants estimates an additional 60 shuttle tankers will be needed by 2020 to satisfy expected demand. The following chart compares the expected supply and demand of shuttle tankers through 2020.

Source: Fearnresearch, January 2013

This expected increase in demand for newbuild shuttle tankers is based on an assumption that the average shuttle tanker has a trading life of 20 years as a shuttle tanker in the two primary markets (Brazil and the North Sea Region). After 20 years, the shuttle tankers may secure short-term employment in these two areas, or short- to medium-term employment outside of these primary markets. In any case, the shuttle tankers may trade as conventional tankers throughout their economic useful life of 25 years.

Competition

As of January 31, 2013, there were 90 shuttle tankers in the world shuttle tanker fleet, including 20 newbuilds. Teekay Offshore Partners L.P. and KNOT are the dominant owners of shuttle tankers controlling more than 80% of the world fleet. Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with 30 shuttle tankers and four newbuilds on order. KNOT is the world’s second largest owner of shuttle tankers with 23 shuttle tankers (including the vessels in our initial fleet) and three newbuilds on order, as of January 31, 2013. Petrobras, through its subsidiary Transpetro and on its own accord, is the third largest shuttle tanker owner with three shuttle tankers and seven newbuilds on order, which are expected to join the fleet by 2015. Petrobras controls, however, a total of 39 vessels (28 existing and 11 newbuilds) through long-term bareboat and time charter arrangements. Other owners are involved in the shuttle tanker market but the majority of them have a limited fleet size and have chartered vessels out for the long term.

Source: Fearnresearch, January 2013

Barriers to Entry

The shuttle tanker market is capital intensive and operational expertise is critical, creating high barriers of entry. The shuttle tanker market is viewed as an integral part of offshore oil production, which creates a market with few alternative suppliers and therefore a low threat of substitution. A company with a solid record and good knowledge of the market is preferred to a new entrant since the cost and impact of downtime is significant for the oil companies. The ability to attract and retain an expert, specialized seafaring crew is an asset. In addition, the systems in place for operational procedures, such as offshore loading and vetting, have significant value when speaking to new and existing customers regarding contracts.

Contract Structure

Shuttle tankers have three primary types of contract structures: contracts of affreightment, time charters and bareboat charters. The type of contract is determined by customer requirements for operational involvement and range of services.

Contracts of Affreightment

Pursuant to a contract of affreightment, the customer typically pays a fixed rate per day for transportation services provided and the voyage related costs. These, often long-term, fixed-rate agreements relate to designated oil fields rather than specific vessels. The customer has access to the shuttle tankers from the time when it has a cargo ready for transport at the offshore installation. The key benefits of a contract of affreightment to the customer, as compared to chartering a dedicated vessel, include: lower direct costs, as the customer pays only for the time spent lifting and transporting each individual cargo and voyage related expenses, and a transportation service aligned with production during the initial ramp-up phase as well as during tail-end production. However, under a contract of affreightment, there is an increased risk that the vessel will not be off-hire for a greater number of days than if it were operating under a time charter or bareboat charter, which would increase overall costs for the shipowner.

Time charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel’s voyage related costs. When the vessel is off-hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. The customer selects a time charter if it wants a dedicated vessel. The customer is commercially responsible for the utilization of the vessel.

Bareboat Charters

Similar to a time charter, the owner provides the customer with a vessel at a specified daily rate and for a fixed period of time. However, under a bareboat charter, the customer provides crewing and all necessary services required for the vessel’s operation in addition to all voyage related costs. In practice, the customer becomes a shipowner without holding title to the ship. During the bareboat charter a customer must pay the hire rate regardless of whether or not the vessel is in service. All time and operational risk is transferred to the customer. The customer may opt for a bareboat charter in a situation where the company wants to direct all investments towards its core activities and simultaneously build up a competent organization operating shuttle tankers.

BUSINESS

Overview

We are a limited partnership formed to own, operate and acquire shuttle tankers under long-term charters, which we define as charters of five years or more. Our initial fleet of shuttle tankers will be contributed to us by Knutsen NYK Offshore Tankers AS, or KNOT, which is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

Upon the closing of this offering, we will have a modern fleet of shuttle tankers that will operate under long-term charters with major oil and gas companies engaged in offshore production such as BG Group, Statoil and Transpetro. We intend to operate our vessels under long-term charters with stable cash flows and grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. We also believe we can grow organically by continuing to provide reliable customer service to our charterers and leveraging KNOT’s relationships, expertise and reputation.

Upon the closing of this offering, our initial fleet will consist of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Petrobras Transporte S.A., or Transpetro;

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA, or Statoil, with options to extend until May 2019; and

•

the Windsor Knutsen, a shuttle tanker built in 2007 and retrofitted from a conventional crude oil tanker to a shuttle tanker in 2011 that is currently operating under a time charter that expires in April 2014 with BG Group Plc, or BG Group, with options to extend until April 2016.

In addition, pursuant to the omnibus agreement, with respect to the Bodil Knutsen and the Windsor Knutsen, while we believe these vessels will be chartered through the option periods, KNOT has agreed to guarantee the payments of the hire rate under each vessel’s existing charters for a period of five years from the closing date of this offering. Please see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”

We intend to leverage our relationship with KNOT to make accretive acquisitions of shuttle tankers with long-term charters from KNOT and third parties. Pursuant to the omnibus agreement we will enter into with KNOT at the closing of this offering, we will have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the omnibus agreement. KNOT currently owns a fleet of 27 offshore shuttle tankers, including four that will be part of our initial fleet.

We will have the right to purchase the following five additional newbuild shuttle tankers from KNOT:

•

the Carmen Knutsen, a shuttle tanker built by Hyundai Heavy Industries, or HHI, that was delivered in January 2013 and is operating under a time charter that expires in January 2018 with Repsol YPF, with options to extend until January 2021.

•

Hull 2531, a shuttle tanker currently being built by HHI that is scheduled for delivery in the third quarter of 2013. Upon delivery, Hull 2531 will operate under a time charter that expires in the third quarter of 2018 with Ente Nazionale Indrocarburi S.p.A., or Eni, with options to extend until the third quarter of 2023.

•

Hull 2532, a shuttle tanker currently being built by HHI that is scheduled for delivery in the third quarter of 2013. Upon delivery, Hull 2532 will operate under a time charter that expires in the third quarter of 2018 with Eni, with options to extend until the third quarter of 2023.

•

Hull 2575, a shuttle tanker currently being built by HHI that is scheduled for delivery in the fourth quarter of 2013. Upon delivery, Hull 2575 will operate under a time charter that expires in the fourth quarter of 2023 with ExxonMobil Corporation, or Exxon, with options to extend until the fourth quarter of 2028.

•

Hull 574, a shuttle tanker currently being built by Cosco that is scheduled for delivery in late 2014. Upon delivery, Hull 574 will operate under a time charter that expires in late 2024 with Repsol Sinopec, with options to extend until late 2029.

We will have the right to purchase the Carmen Knutsen within 24 months after the closing of this offering and will have the right to purchase Hull 2531, Hull 2532, Hull 2575 and Hull 574 within 24 months after each such vessel’s respective acceptance by its charterer, in each case subject to reaching an agreement with KNOT regarding the purchase price in accordance with the provisions of the omnibus agreement. Acceptance by the charterer occurs after the vessel has been delivered to the charterer and the charterer completes all inspections and testing of the vessel in compliance with charter requirements.

Pursuant to a joint venture agreement, KNOT is the exclusive vehicle for TSSI’s and NYK’s shuttle tanker business. Knutsen Shuttle Tankers 19 AS, a wholly owned subsidiary of a company jointly owned by TSSI and NYK, is the current party to the shipbuilding contract with Cosco for Hull 574 and in accordance with the joint venture agreement, an option has been granted to KNOT to acquire Knutsen Shuttle Tankers 19 AS. KNOT will be required under the omnibus agreement to exercise such option on or prior to acceptance of Hull 574 by Repsol Sinopec.

Our Relationship with Knutsen NYK Offshore Tankers AS

We believe that one of our principal strengths is our relationship with KNOT. We believe our relationship with KNOT will give us access to KNOT’s relationships with major international oil and gas companies, shipbuilders, financing sources and suppliers and its technical, commercial and managerial expertise, which we believe will allow us to compete more effectively when seeking additional customers. KNOT, whose predecessor was formed in 1987, is jointly issued by TSSI and NYK. TSSI is owned by Trygve Seglem, our Chairman, and his family. In December 2010, NYK made an investment in KNOT in return for a 50% equity interest. The investment by NYK helped KNOT grow strategically by continuing to expand its fleet. We believe that our operations and customer and shipyard relationships will benefit from our association with KNOT. Upon completion of this offering, KNOT will own our 2.0% general partner interest, all of our incentive distribution rights and a     % limited partner interest in us.

As of January 31, 2013, the KNOT fleet consisted of 23 shuttle tankers (including the vessels in our initial fleet) and three newbuilds on order, and one product/chemical tanker. In addition, KNOT, through its wholly owned subsidiary KNOT Management AS, or KNOT Management, owns the ship management services relating to the shuttle tankers in our fleet, which allows for a fully integrated shipping operation, providing newbuild supervision, project development, crewing, technical management and various other maritime services. The operation is certified according to International Standards Organization, or ISO, 9001:2008 and ISO 14001:2004.

Business Opportunities

We believe the following factors create opportunities for us to successfully execute our business strategy and plan and grow our business.

•

Growing offshore oil production. According to the International Energy Agency, or IEA,—World Energy Outlook 2012, the demand for oil and oil-derived products is expected to continue to grow steadily in the coming years, reaching approximately 99.7 million barrels per day, or bpd, by 2035, up from 87.4 million bpd in 2011. In addition, offshore discoveries are expected to play an important role in the future, as IEA projects that deepwater production will expand from 4.8 million bpd in 2011 to 8.7 million bpd in 2035.

•

Increased demand for shuttle tanker services. We believe demand for shuttle tankers will increase from the continued growth in deepwater offshore oil production because production from deep waters and remote areas may be too expensive or technically demanding to transport via pipeline. As offshore oil production expands into harsh environments, high specification shuttle tankers will be needed to service those fields. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers provide a more flexible option than pipelines for the transportation of oil over long distances and from deeper waters and harsher environments where pipelines may not be economically or technologically feasible. As of January 31, 2013, the world shuttle tanker fleet consisted of 70 vessels. According to Fearnley Consultants AS, or Fearnley Consultants, 60 new shuttle tankers will be needed by 2020 to satisfy estimated demand.

•

Customer demand for established, high quality operators. Many offshore projects, particularly those located in deep waters or remote locations, have a heightened reliance on their shuttle tanker provider due to the long-term nature of their contracts, the stringent technical requirements of shuttle tankers and the high degree of experience and expertise required of its crew. As a result, the major oil and gas companies are highly selective in their choice of shuttle tanker providers due to the high level of capital investment in their offshore projects and the requirement for uninterrupted production from the oil fields. We believe that KNOT’s long-standing reputation for customer service and reliability will cause major oil and gas companies to favor it over less experienced operators.

Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

•

Relationship with leading shuttle tanker operator. We believe we will benefit from our relationship with KNOT in the future. We believe charterers award new business to established participants in the shuttle tanker market because of their technical, commercial and managerial expertise. For example, over the past ten years, all but one new tenders and time-charter contract awards in the North Sea have been won by KNOT, the second largest shuttle tanker owner, and one other established company. We believe that KNOT’s 25-year history of providing offshore loading and transportation services to major integrated oil companies will enable it to attract additional long-term charters for shuttle tankers that will be required to be offered to us pursuant to the omnibus agreement in the event their terms equal or exceed five years.

•

Built-in growth opportunities. In addition to our initial fleet of four shuttle tankers, we will have the right to purchase from KNOT five newbuild shuttle tankers. These shuttle tankers will be subject to fixed-rate time charters of five to ten years with Repsol Sinopec, Repsol YPF, Eni and Exxon. Additionally, we will have the right to purchase additional shuttle tankers in KNOT fleet if they are placed under charters of five years or more. This right will continue throughout the entire term of the omnibus agreement. We believe these acquisition opportunities, as well as future acquisition opportunities, will provide us with a way to grow our distributions per unit.

•

Enhanced growth opportunities through our relationship with KNOT. KNOT, with a fleet of 23 shuttle tankers (including our vessels), three newbuilds on order and one product/chemical tanker, is a joint venture between TSSI, a private company controlled by Trygve Seglem, our Chairman, and NYK, a Japanese public company that is recognized as one of the largest, most established Asian shipping companies in the world. We believe our relationship with KNOT will provide us with many benefits that we believe will drive growth in distributions per unit, including:

•	opportunities to acquire other vessels, including newbuilds, from KNOT fleet that are placed under charters of five years or more;

•	strong customer relationships;

•

leading operational expertise through KNOT and its predecessor’s technical management organization, which has been operating shuttle tankers since 1987, has supervised the construction of over 30 newbuilds, including 20 shuttle tankers, and currently manages 18 shuttle tankers and four shuttle tankers under construction;

•	enhanced shipyard relationships through KNOT extensive history with each of the leading Korean and Chinese shipyards;

•	access to KNOT’s relationships with leading financing providers; and

•	a large pool of experienced and qualified global seafarers, who have received extensive training through KNOT’s cadet and ongoing training programs.

•

Sustainable cash flow supported by charters with leading energy companies. Our services will be integrated with the offshore oil fields we will serve and are a critical part of our customers’ logistics solutions. Each shuttle tanker in our fleet will operate under a long-term, fixed-rate charter with leading oil and gas companies, including BG Group, Statoil and Transpetro, with an average remaining duration of 8.1 years as of December 31, 2012 (including KNOT’s guarantee of the hire rates under the charters for the Bodil Knutsen and the Windsor Knutsen through the option periods pursuant to the omnibus agreement). The five additional newbuild shuttle tankers that we will have the right to purchase from KNOT will operate under charters with an average term of 7.0 years, or 11.6 years if each extension option is exercised. In addition, our charters contain fixed escalation provisions to offset the effects of increases in operating expenses.

•

Modern fleet equipped with the latest technology. Our initial fleet will be one of the youngest shuttle tanker fleets in operation worldwide, with an average age of 2.7 years as of December 31, 2012, compared to 10.6 years for the global shuttle tanker fleet. Both our initial fleet and the five newbuild shuttle tankers that we will have the right to purchase from KNOT will be equipped with the latest advanced shuttle tanker technology, including advanced dynamic positioning technology, or DP2, and will be able to operate in the harsh weather environments in the North Sea. Two of the vessels in our initial fleet meet ICE Class 1A standards, and one of them is also prepared for Arctic conditions. Of the five vessels we will have the right to purchase from KNOT, two of the vessels will be prepared for Arctic conditions. We believe the significant investment needed to build shuttle tankers with the highly customized specifications required by our customers and train personnel to create operational efficiencies creates a significant barrier to entry for new competitors. Additionally, KNOT and its affiliates have a history of leading technological innovations in the shuttle tanker sector. For example, an affiliate of KNOT developed what has now become required equipment under Norwegian pollution regulations for handling volatile organic compound emissions during loading at offshore installations in Norway. We believe KNOT’s efforts to adapt technology to the latest customer demands will allow us to be competitive with other shuttle tanker operators in procuring new charters.

•

Financial flexibility to support our growth. We believe we will have access to public debt and equity markets in order to pursue expansion opportunities. We expect to have a moderate level of indebtedness at the time of our initial public offering. In addition, we expect to have access to approximately $ million of additional borrowings under our credit facilities following the closing of this offering that could be used for working capital and acquisitions.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, please read “Risk Factors.”

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•

Pursue strategic and accretive acquisitions of shuttle tankers on long-term, fixed-rate charters. We will seek to leverage our relationship with KNOT to make strategic and accretive acquisitions. Under the omnibus agreement that we will enter into with KNOT, we will have the right to purchase five newbuild vessels, delivered or expected to be delivered to charterers during 2013 and 2014. Additionally, during the term of the omnibus agreement, we will have the right to purchase from KNOT any newbuild shuttle tanker under a long-term charter agreement or existing shuttle tanker in the KNOT fleet that enters into a long-term charter agreement of five years or more. We believe that our relationships with KNOT and its affiliates will provide us with access to newbuild and other shuttle tanker acquisition opportunities on long-term charters with high quality counterparties. We do not intend to acquire any vessels on a speculative basis.

•

Expand global operations in high-growth regions. As offshore exploration and production activity increases worldwide, we will seek to expand in proven areas, such as the North Sea and Brazil, and in new markets as they develop. We believe that KNOT’s leading market position, operational expertise and strong customer relationships will enable us to have early access to new projects worldwide.

•

Manage our fleet and deepen our customer relationships to provide a stable base of cash flows. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters in addition to new opportunities to serve our customers. KNOT charters its current fleet to a number of the world’s leading energy companies. We believe the close relationships that KNOT has with these companies will provide attractive opportunities as offshore activity is expected to grow in coming years. Furthermore, historically, KNOT has had a high rate of charter renewals on existing charters as a result of its strong customer relationships and its track record of consistency, reliability and safety. We believe that KNOT’s experience, recognized position and market intelligence from continued involvement with a diversified group of counterparties will position us to serve our customers’ offshore needs in new and existing fields and expand our service offerings to additional large integrated energy companies that we do not currently serve. Further, we will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that we provide customers with superior technical service and intend to leverage KNOT’s operational expertise to maintain a competitive advantage.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Risk Factors.”

Our Fleet

Prior to the closing of this offering, our partnership will not own any vessels. Upon the closing of this offering, our initial fleet will consist of four shuttle tankers, which are vessels designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Our shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. The first cargo from an offshore field in the North Sea was shipped in 1977, and the first dynamically-positioned shuttle tankers were introduced in the early 1980s. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

All of the shuttle tankers in our initial fleet are subject to either fixed-rate time charter or bareboat charter. As of December 31, 2012, the average remaining contract term on our charters was 8.1 years. All of our shuttle tankers contain DP2 systems, which include a backup for all active maneuvering and computer systems. In addition, two of the shuttle tankers in our initial fleet meet ICE Class 1A standards, and one of them is also equipped for Arctic conditions, which is referred to as winterization.

The following table provides information about the four shuttle tankers in our initial fleet:

				Charter
Shuttle Tanker	Capacity (dwt)	Built	Current Operating Region	Type	Charterer	Term
Fortaleza Knutsen	106,316	2011	Brazil	Bareboat charter	Transpetro	2023
Recife Knutsen	105,928	2011	Brazil	Bareboat charter	Transpetro	2023
Bodil Knutsen	157,644	2011	North Sea	Time Charter	Statoil	2019	(1)(2)
Windsor Knutsen	162,362	2007	Brazil	Time Charter	BG Group	2016	(1)(2)

Total Capacity	532,250

(1)	Customer has the option to extend the charter for up to three one-year periods. The table assumes that each extension option has been exercised.
(2)	Pursuant to the omnibus agreement, KNOT has agreed in certain circumstances to guarantee the payments of the hire rate under the existing charters for a period of five years from the closing date of this offering. Please see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.”

The following table provides information about the additional newbuild shuttle tankers that we will have the right to purchase from KNOT pursuant to our omnibus agreement:

		Charter
Shuttle Tanker	Scheduled Delivery	Type	Charterer	Term
Carmen Knutsen	January 2013	Time Charter	Repsol YPF	2021	(1)
Hull 2531	Third Quarter 2013	Time Charter	Eni	2023	(2)
Hull 2532	Third Quarter 2013	Time Charter	Eni	2023	(2)
Hull 2575	Fourth Quarter 2013	Time Charter	Exxon	2028	(2)
Hull 574	Late 2014	Time Charter	Repsol Sinopec	2029	(3)

(1)	Customer has the option to extend the charter for up to three one-year periods. The table assumes that each extension option has been exercised.
(2)	Customer has the option to extend the charter for up to five one-year periods. The table assumes that each extension option has been exercised.
(3)	Customer has the option to extend the charter for up to one three-year period and one two-year period. The table assumes that each extension period has been exercised.

We believe these vessels will be well suited for our business strategy and expect to purchase each of these vessels from KNOT, in the case of the Carmen Knutsen, within 24 months of the closing of this offering, and in the case of Hull 2531, Hull 2532, Hull 2575 and Hull 574, within 24 months after KNOT notifies our board of directors of each vessel’s respective acceptances by their charterers, in each case subject to reaching an agreement with KNOT regarding their respective purchase prices in accordance with the provisions of the omnibus agreement. There are no assurances that we will purchase any of such vessels.

Customers

Our customers, BG Group, Transpetro and Statoil, accounted for 23%, 38% and 34% of our total revenues for the year ended December 31, 2012, respectively. If we exercise our right to purchase four additional newbuild shuttle tankers from KNOT, our customers would include Repsol Sinopec, Repsol YPF, Eni and Exxon, which are all large, well-capitalized oil and natural gas companies.

Charters

We generate revenues by charging customers for the loading, transportation and storage of their crude oil using the vessels in our fleet. We provide all of these services under time charters and bareboat charters.

Two of our shuttle tankers (the Windsor Knutsen and the Bodil Knutsen) are chartered under time charters, and two of our shuttle tankers (the Fortaleza Knutsen and the Recife Knutsen) are chartered under bareboat charters. If we exercise our right to purchase the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574 from KNOT, such shuttle tankers will be chartered to Repsol YPF, Eni, Eni, Exxon and Repsol Sinopec, respectively, under time charters.

A time charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily rate. Under time charters, the shipowner is responsible for providing crewing and other vessel operating services, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. A bareboat charter is a contract for the use of a specified vessel for a fixed period of time at a specified daily or annual rate. Under bareboat charters, the shipowner is not responsible for providing crewing or other operational services, while the customer is responsible for all vessel operating expenses and voyage expenses. In addition, bareboat charters also provide that the shipowner is responsible for repairs or renewals occasioned by latent defects in the vessel existing at the time of delivery, provided such defects have manifested themselves within 18 months after delivery. However, under bareboat charters, the customer is responsible for ordinary repair and maintenance, including drydocking.

Initial Term; Extensions

The initial term for a time charter or bareboat charter commences upon the vessel’s delivery to the customer. Our time charters include options, exercisable by the customer, to extend the charter’s initial term. Pursuant to the omnibus agreement, KNOT has agreed to guarantee the payments of the hire rate under the existing charters for the Bodil Knutsen and the Windsor Knutsen for five years from the closing of this offering. Please see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen.” Under the time charters, the customer may also extend the term for periods in which the vessel is off-hire, as described below. Customers under each of our time charters and bareboat charters have rights to terminate the charter prior to expiration of the original or any extended term in specified circumstances.

Hire Rate

Hire rate refers to the basic payment from the customer for the use of the vessel. Under our time charters, hire is payable monthly in advance, in U.S. Dollars. The hire rate payable under our time charters is fixed and increases annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs.

Under our time charters, hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

The hire rate payable under our bareboat charters is fixed and payable monthly in advance, in U.S. Dollars. The customer is also required to maintain minimum levels of insurance to protect the interests of the customer, the shipowner and mortgagees, if any.

Off-hire

Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Our bareboat charters do not contain provisions for off-hire.

Ship Management and Maintenance

Under our time charters, the shipowner is responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. KNOT Management will provide these services to our subsidiaries for all our vessels. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Technical Management Agreements.” Under our bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, Transpetro has elected to subcontract the technical operation and management of the Fortaleza Knutsen and the Recife Knutsen to an affiliate of KNOT.

Termination

Each of our time charters and bareboat charters terminates automatically if the applicable vessel is lost or missing. In addition, under certain circumstances, the customer may have an option to terminate the time charter if the vessel is requisitioned by any government for a period of time in excess of the time period specified in the time charter or if at any time the shipowner is in default under the time charter. Under the bareboat charters, the charter is deemed terminated as of the date of any compulsory acquisition of the vessel or requisition for title by any governmental or other competent authority. In addition, the shipowner is generally entitled to suspend performance (but with the continuing accrual to its benefit of hire payments and default interest) and terminate the charter if the customer defaults in its payment obligations. Under the time charters and bareboat charters, either party may also terminate the charter in the event of war in specified countries. However, under the bareboat charters, in the event of war, hire shall continue to be paid in accordance with the charter. In addition, under the bareboat charters, the shipowner has the right to terminate the charter if the customer (1) does not take immediate steps to have the necessary repairs done within a reasonable time or (2) does not arrange and keep certain insurance.

Competition

The shuttle tanker industry is capital intensive and operational expertise is critical, which create high barriers to entry. The shuttle tanker industry is viewed as an integral part of offshore oil production creating a market with few alternative suppliers and therefore a low risk of substitution. A company with a solid track record, knowledge of the market and an experienced, well-trained crew is preferred to a new entrant since the cost and impact of vessel downtime is significant for the customer. Furthermore, the systems in place for operational procedures, such as offshore loading and vetting, have significant value when negotiating contracts with new and existing customers.

As of January 31, 2013, there were approximately 90 vessels in the world shuttle tanker fleet (including 20 newbuilds on order). Teekay Offshore Partners L.P. is the largest owner in the shuttle tanker market with 30 shuttle tankers and four newbuilds on order. KNOT is the second largest owner of shuttle tankers with 23 shuttle tankers (including the vessels in our initial fleet) and three newbuilds on order. Petrobras, through its subsidiary Transpetro and on its own accord, is the third largest shuttle tanker owner of shuttle tankers with three shuttle tankers and seven newbuilds on order. Petrobras controls, however, a total of 39 vessels (28 existing and 11 newbuilds) through long-term bareboat and time charter arrangements. There are other shuttle tanker owners in the industry, but the majority of these have a limited fleet size and have chartered vessels out for the long term.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In most cases, the classification society is authorized by the flag state to certify that the vessels also complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society may undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed by the classification society as follows:

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Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic gauging, in order to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would require steel renewals. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal and though we have not exercised this option for our existing vessels, we may do so in the future.

All of the vessel’s areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

A vessel’s underwater parts are required to be inspected every 24 to 36 month intervals by the classification society. Drydocking of vessels is done, at the minimum, every 60 months. If any defects are found, the classification surveyor will issue a condition of class that must be rectified by the shipowner.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All of our vessels have been awarded International Safety Management certification and are certified as being “in class” by Det Norske Veritas, the Norwegian classification society. All new and secondhand vessels that we purchase must be certified prior to their delivery under the standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we will have no obligation to take delivery of the vessel.

KNOT, through certain of its subsidiaries, operates as our ship manager, and carries out inspections of the ships on a regular basis, both at sea and while the vessels are in port, as well as carrying out inspections and ship audits to verify conformity with managers’ reports. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. KNOT’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

KNOT, through certain of its subsidiaries, assists us and our operating subsidiaries in managing our ship operations. Det Norske Veritas, the Norwegian classification society, has approved KNOT’s safety management system as complying with the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, International Standards Organization, or ISO, 9001 for Quality Assurance and ISO 14001 for Environment Management Systems, and this system has been implemented on all our ships. As part of KNOT’s ISM Code compliance, all the vessels’ safety management certificates are being maintained through ongoing internal audits performed by KNOT’s certified internal auditors and intermediate external audits performed by Det Norske Veritas once a year. Subject to satisfactory completion of these internal and external audits, certification is valid for five years.

KNOT provides, through certain of its subsidiaries, expertise in various functions critical to the operations of our operating subsidiaries. We believe this arrangement affords a safe, efficient and cost-effective operation. KNOT’s subsidiaries also provide to us access to human resources, financial and other administrative functions pursuant to technical management agreements. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Technical Management Agreements.”

Critical ship management functions that will be provided by KNOT or its subsidiaries through various of its offices around the world include:

•	technical management, maintenance and dockings;

•	crew management;

•	procurement, purchasing and forwarding logistics;

•	marine operations;

•	vetting, oil major and terminal approvals;

•	shipyard supervision;

•	insurance; and

•	financial services.

These functions are supported by onboard and on-shore systems for maintenance, inventory, purchasing and budget management. In addition, KNOT’s day-to-day focus on cost control will be applied to our operations. We believe that the adoption of common standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Crewing and Staff

We will directly employ one on-shore employee and no seagoing employees. As of December 31, 2012, KNOT employed (directly and through ship managers) approximately 908 seagoing staff who serve on our vessels. KNOT and its affiliates may employ additional seagoing staff to assist us as we grow. KNOT, through certain of its subsidiaries, will provide onshore advisory, commercial, technical and operational support to our operating subsidiaries pursuant to the amended technical management agreements. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Technical Management Agreements.”

We and KNOT regard attracting and retaining motivated seagoing personnel as a top priority. KNOT offers seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers operating our vessels are engaged on individual employment contracts, and we have entered into collective bargaining agreements that cover substantially all of the sailing personnel that operate the vessels in our current fleet, which are flagged in Norway, the Isle of Man or the Bahamas. We believe our relationships with these labor unions are good. Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. KNOT’s cadet training approach is designed to balance academic learning with hands-on training at sea. KNOT is training personnel mainly in Norway and the Philippines and at institutions that utilize ship handling, dynamic positioning and cargo handling simulators to train our cadets. After receiving formal instruction at one of these institutions, our cadets’ training continues on board one of KNOT’s vessels. Additional vessel and equipment training and courses are arranged in accordance with our training policies and the training requirements of our charterers. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing the preferred larger and shuttle tanker experienced independent shipping companies from those that are newcomers to the shuttle tanker marine transportation services industry and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including shuttle tankers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days. The number of deductible days for the vessels in our fleet is 14 days per vessel.

All of our hull and machinery, hull interest and freight interest and loss of hire insurance policies are written on the NMIP, which through the hull and maintenance coverage also offers a comprehensive collision liability coverage of up to the insured hull and maintenance value of the vessel. NMIP is based on an “all risk principle” and offers what is considered to be the most comprehensive insurance obtainable in any of the world’s marine markets today. The agreed deductible on each vessel averages $150,000 for the shuttle tankers in our fleet.

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $1 billion per accident or occurrence. We are a member of Norwegian P&I Club Skuld. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the covers for hull and machinery, hull interest and freight interest, protection and indemnity and loss of hire insurances have confirmed that they will consider the shuttle tankers as vessels for the purpose of providing insurance.

We will use in our operations KNOT’s risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We expect to benefit from KNOT’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

KNOT has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems and the ISM Code on a fully integrated basis.

Environmental and Other Regulation

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. While we believe that we are in substantial compliance with the current environmental laws and regulations, there is no assurance that compliance with current laws and regulations or amended or newly adopted laws and regulations can be maintained in the future. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction, a mid-deck design with double-side construction or another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as updated by the 1992 Protocol, or CLC. Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

IMO regulations also include the International Convention for Safety of Life at Sea, or SOLAS, including amendments to SOLAS implementing the International Security Code for Ports and Ships, or ISPS, the ISM Code and the International Convention on Load Lines of 1966. The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning systems, which would apply to shuttle tankers. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the CLC generally utilize the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the requirements for shuttle tankers under the Norwegian Maritime Directorate (Norway), or NMD, and

Maritime and Coast Guard Agency (United Kingdom), or MCA, regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union, or EU, authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

The requirements contained in the ISM Code govern our operations. Among other requirements, the ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, including Annex VI to MARPOL that sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI applies to all ships and, among other things, imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with even more stringent controls on sulfur emissions. For vessels 400 gross tons and greater, platforms and drilling rigs, Annex VI imposes various survey and certification requirements. Moreover, recent amendments to Annex VI require the imposition of progressively stricter limitations on sulfur emissions from ships. These limitations require that fuels of vessels in covered Emission Control Areas, or ECAs, contain no more than 1% sulfur. The North American ECA came into force on August 1, 2012. The North American ECA includes areas subject to the exclusive sovereignty of the United States and extends up to 200 nautical miles from the coasts of the United States, which area includes parts of the U.S. Gulf of Mexico. In addition, the United States Caribbean ECA will come into force in January 2014. The U.S. Caribbean ECA includes areas subject to the exclusive sovereignty of the United States off the coasts of the Commonwealth of Puerto Rico and the U.S. Virgin Islands. Consequently, the sulfur limit in marine fuel is capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. These capped amounts will then decrease progressively until they reach 0.5% by January 1, 2020 for non-ECA areas and 0.1% by January 1, 2015 for ECA areas, including the North American ECA. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. All of our vessels are in compliance with these requirements.

In addition, there are several other regulatory requirements to use low sulfur fuel that are either already in force or are upcoming. The EU Directive 33/2005, or the Directive, requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board, or CARB, will require vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2012. As of January 1, 2015, all vessels operating within ECAs worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil. From July 1, 2010, the reduction of applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel Sulfur Control Areas will be 0.1%. All of our vessels are able to comply with low sulfur fuel requirements.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions such as the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to-date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on our units once the convention has been ratified. The cost to comply with IMO ballast water treatment regulations for our four vessels in the aggregate is anticipated to be approximately $2 million.

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the Bunker Convention, provides a liability, compensation and compulsory insurance system to protect and reimburse the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention requires the shipowner liable to pay compensation for certain pollution damage. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a signatory state, or State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The state-issued certificate must be carried on board at all times. P&I clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

European Union Environmental Regulation of Vessels

In waters of the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations adopting these requirements. These laws and regulations prescribe measures to prevent pollution, protect the environment, support maritime safety and set out civil and criminal penalties that are being progressively incorporated into domestic legislation. For instance, the EU has adopted legislation (EU Directive 2009/16/EC) that: bans from EU waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel until the deficiencies are addressed. Member states are also required to implement a system of penalties for breaches of these standards. EU Directive 2009/16/EC introduces a new harmonized and coordinated regime for port state control inspections and from January 1, 2011 a new on-line register to make public both the poorly performing shipping companies (who will attract more intensive and coordinated inspections) and those with good records. Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

Several regulatory requirements to use low sulfur fuel are in force or upcoming. See discussion of “low sulfur fuel” regulations above.

From January 1, 2012 a voluntary ballast water management regime has been operating in the Mediterranean Sea. The regime, which effectively urges ships to undertake ballast water exchange before entering the Mediterranean Sea, is to remain in place until the BWM Convention comes into force.

The EU is currently considering other proposals to further regulate vessel operations. We cannot predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority. The trend, however, is towards increasing regulation and our expectation is that requirements will become more extensive and more stringent over time. If more stringent requirements are put in effect in the future, they may require, individually or in the aggregate, significant expenditures and could increase our operating costs, potentially affecting financial performance.

North Sea Environmental Regulation of Vessels

Our shuttle tankers currently operate in the North Sea and Brazil.

In addition to the regulations imposed by the IMO and the EU, countries having jurisdiction over North Sea areas impose further regulatory requirements on operations in those areas, including MCA regulations in the United Kingdom and NMD regulations in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on the shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea.

In Norway, the Norwegian Pollution Control Authority requires the installation of volatile organic compound emissions, or VOC equipment, on most shuttle tankers serving the Norwegian continental shelf. The license holders of the oil field are responsible for the costs to ensure that shuttle tankers operating in the field are using appropriate VOC equipment. In recent contracts, the charterers have requested owners to install such equipment against an increase in the hire rate. All of our vessels operating on the Norwegian continental shelf are equipped with the required VOC equipment. If we exercise the option to purchase the five newbuild shuttle tankers, four of the five vessels will have the required VOC equipment installed, and the cost to install the VOC equipment on the fifth vessel is expected to cost $3 million if it becomes relevant to trade this vessel on the Norwegian continental shelf.

Brazilian Environmental Regulation of Vessels

In Brazil, the environmental requirements are defined by the field operator and in most cases Petrobras where it is involved. Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas business is subject to extensive regulations by several governmental agencies, including the National Agency for Oil and Gas, the Brazilian Navy and the Brazilian Authority for Environmental Affairs and Renewable Resources. Failure to comply may subject us to administrative, criminal and civil liability, with strict liability in administrative and civil cases.

United States Environmental Regulation of Vessels

In the United States, our operations are subject to federal and state laws and regulations that require us to obtain and maintain specified permits or governmental approvals; control the discharge of materials into the environment; remove and cleanup materials that may harm the environment; or otherwise comply with the protection of the environment. We are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection, the Department of Interior, the Bureau of Ocean Energy Management, and the Bureau of Safety and Environmental Enforcement, as well as classification societies such as the American Bureau of Shipping. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990, or OPA 90, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA.

Oil Pollution Act and CERCLA. OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled. OPA 90 also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The U.S. Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to approval by the U.S. Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade to the United States in the future, we expect to provide guaranties through self-insurance or obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, such as California, Washington and Alaska require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of vessels, including tankers operating in U.S. waters are required to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge;”

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the U.S. Coast Guard for the Windsor Knutsen and have received its approval of such plans. In case trading plans change for our other three vessels, we expect to be able to file the required plans and receive corresponding approvals without operational delay. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction.

Clean Water Act. The United States Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. The U.S. Environmental Protection Agency, or EPA, has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

NISA. On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard approved ballast water management systems. The rule went into effect on June 21, 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than ten living organisms per milliliter for organisms between ten and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have ten living organisms per cubic meter of discharge. New ships constructed on or after December 1, 2012 must comply with these standards and some existing ships must comply by their first drydock after January 1, 2014. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016.

Clean Air Act. The United States Clean Air Act requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to 2004 model year engines and newer and are equivalent to those adopted in the amendments to Annex VI to MARPOL. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Numerous governmental agencies issue regulations to implement and enforce the laws of the applicable jurisdiction, which often involve lengthy permitting procedures, impose difficult and costly compliance measures, particularly in ecologically sensitive areas, and subject operators to substantial administrative, civil and criminal penalties or may result in injunctive relief for failure to comply. Some of these laws contain criminal sanctions in addition to civil penalties. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly compliance or limit contract drilling opportunities, including changes in response to a serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the April 2010 Macondo well blowout incident, could adversely affect our financial results. Although significant capital expenditures may be required to comply with these governmental laws and regulations, such compliance has not materially adversely affected our earnings or competitive position. We believe that we are currently in compliance in all material respects with the environmental regulations to which we are subject.

We may also be affected by or subject to permitting and other requirements under a variety of other environmental laws not discussed above, such as the Endangered Species Act, Marine Mammal Protection Act and National Environmental Policy Act.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord that is intended to pave the way for a comprehensive, international treaty on climate change.

On July 15, 2011, the IMO approved mandatory measures to reduce emissions of greenhouse gases from international shipping. The amendments to Annex VI to MARPOL for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index, or EEDI, for new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, for all ships. The regulations apply to all ships of 400 gross tonnage and above and are expected to enter into force on January 1, 2013. When these regulations enter into force, these new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI to MARPOL or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. A recent decision upheld this finding but is subject to further appeal and litigation. The EPA has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the United States, the EU, Norway, Brazil, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulation

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS. The ISPS is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must maintain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•

onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	a ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS. KNOT has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS.

Properties

Other than our vessels, we do not own any material property.

Legal Proceedings

In September 2012, the Bodil Knutsen was involved in an accident that damaged a mooring at a port of call. There was no damage to the vessel. We accrued for the probable liability for the threatened claim for damages to the mooring for the year ended December 31, 2012. The probable liability is subject to revisions as additional information becomes available and insurance claims can be submitted when damage claims are received.

Under our time charter agreements, claims to reduce hire payments can be made if the vessel does not perform to certain specifications in the agreements. An accrual for a probable claim was recorded for the year ended December 31, 2012, which is subject to revisions.

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Taxation of the Partnership

Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner designed to minimize the tax imposed on us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

Marshall Islands

Because we and our subsidiaries do not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions KNOT UK receives from its subsidiary, distributions that subsidiary receives from the operating subsidiaries, and distributions we receive from KNOT UK, are not expected to be subject to Marshall Islands taxation.

United States

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, we will be subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States unless such income is exempt from tax under an applicable treaty or Section 883 of the Code. Because our fleet is owned by subsidiaries resident in Norway, we expect that we will qualify for an exemption from U.S. federal income tax on any U.S. source gross transportation income we earn by virtue of the application of the U.S.-Norway Tax Treaty, and we intend to take this position for U.S. federal income tax purposes.

Norway

Our vessel owning subsidiaries have been organized under the laws of the Kingdom of Norway, and we expect them to elect to be subject to the tonnage tax regime in Norway. Pursuant to this regime, our vessel owning subsidiaries will be subject to Norwegian tax based upon the net tonnage of their available cargo space rather than income generated from operating the vessels (i.e., operating income), which is tax free. Based upon the cargo space of our current vessels and the applicable rate of taxation, we expect our Norwegian subsidiaries to be liable for approximately $107,000 of Norwegian tonnage tax each year. In addition, under the tonnage tax regime, other income such as net financial income and expense (i.e., income not generated from operating the vessels) is subject to the regular corporate income tax rate of 28%. We are treated as fiscally transparent for Norwegian tax purposes and expect to organize our affairs and conduct our business in a manner such that we, and our remaining subsidiaries that are not organized under the laws of the Kingdom of Norway, are not subject to a material amount of Norwegian taxes.

United Kingdom

Although we will be managed and controlled in the United Kingdom, we have obtained confirmation from HM Revenue & Customs that we will be treated as a transparent partnership for United Kingdom tax purposes. Accordingly, we will not be subject to UK tax in our own name, but rather any partners subject to UK tax will be taxed on their share of our profits.

Our general partner and KNOT Offshore Partners UK LLC, or KNOT UK, expect to be a resident of the United Kingdom for taxation purposes. Nonetheless, these companies are primarily expected to earn dividend income from our controlled affiliates, which should generally be exempt from United Kingdom taxation under applicable exemptions for distributions from subsidiaries.

Other Jurisdictions and Additional Information

For additional information regarding the taxation of our subsidiaries, please read Note 14 of our combined carve-out financial statements included elsewhere in this prospectus.

MANAGEMENT

Management of KNOT Offshore Partners LP

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our general partner, KNOT Offshore Partners GP LLC, is wholly owned by KNOT. Our officers will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our current board of directors consists of four members, Trygve Seglem, John Costain, Yutaka Higurashi and Yoshiyuki Konuma, appointed by our general partner. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three of whom will be appointed by our general partner in its sole discretion and four of whom will be elected by our common unitholders. At least three of the elected directors will meet the independence standards established by the New York Stock Exchange. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Four of the seven directors initially appointed by our general partner will serve until our annual meeting in 2013, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2014, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2015, another of the four directors will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2016 and the remaining director will be designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% or more of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

In addition, common unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining common unitholders (subject to the limitation described above for 4.9% common unitholders) in these elections. For more information on voting rights and limitations, please read “The Partnership Agreement—Voting Rights.”

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the New York Stock Exchange corporate governance requirements that would otherwise be applicable to us. The New York Stock Exchange rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the New York Stock Exchange rules. In addition, New York Stock Exchange rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, after this offering, our board of directors will not be comprised of a majority of independent directors.

We will have an audit committee that will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee will initially be comprised of one director, John Costain. Our board of directors has determined Mr. Costain satisfies the independence standards established by the New York Stock Exchange. Mr. Costain qualifies as an “audit committee expert” for purposes of SEC rules and regulations. In accordance with New York Stock Exchange and SEC phase-in provisions for companies listing in connection with initial public offerings, we expect to elect one additional director meeting applicable audit committee independence standards to serve as the second member of our audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and a third director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of the registration statement of which this prospectus forms a part. We expect to elect additional independent directors to serve on our audit committee at our first annual meeting in 2013. We expect our first annual meeting to occur within 90 days after the date of this offering.

We will also have a conflicts committee ultimately comprised of at least two members of our board of directors. The conflicts committee will be available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our initial conflicts committee will be comprised of Mr. Costain and one or more additional directors who will be appointed after the closing of this offering. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

New York Stock Exchange rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we will not have a compensation committee or a nominating/corporate governance committee.

Employees of affiliates of KNOT will continue to provide services to us after the closing of this offering under the administrative services agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.”

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of KNOT or its affiliates. Our officers and such other individuals providing services to us or our subsidiaries intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors and Executive Officers

The following table provides information about our directors and executive officers. The business address for each of our directors and executive officers is 2 Queen’s Cross Aberdeen, Aberdeenshire AB15 4YB, United Kingdom.

Name	Age	Position
Trygve Seglem	62	Chairman of the Board of Directors
Arild Vik	50	Chief Executive Officer and Chief Financial Officer
John Costain	49	Director
Yutaka Higurashi	50	Director
Yoshiyuki Konuma	52	Director

Trygve Seglem has served as Chairman of our board of directors since February 21, 2013. Mr. Seglem is the owner of TS Shipping Invest AS, which is a 50% owner of KNOT. In addition, Mr. Seglem serves as a Member of the Council of Det Norske Veritas ASA, as a member of the board of directors of Koralfisk AS and as a member of the board of directors of Assuranceforeningen SKULD (Gjensidig). Mr. Seglem began his career at Statoil at its inception and has been involved in the development of offshore loading tankers since 1975. In 1984, Mr. Seglem became the project director and a part owner, through TSSI, of the Knutsen Group in 1984. In September 2008, Mr. Seglem became the sole owner of the shuttle tanker operations of the Knutsen Companies.

Arild Vik has served as our and KNOT UK’s Chief Executive Officer and Chief Financial Officer since February 22, 2013. Mr. Vik previously served as the Executive Vice President of KNOT from May 2010 until the date of our formation. Previously, Mr. Vik was the Director of Business Development in Knutsen OAS Shipping AS from April 2002 to May 2010, where he worked with long-term project development and tenders in relation to offshore loading and LNG projects and had for a period overall responsibility for Marine Personnel, Purchasing and IT systems. From 1991 to April 2002, Mr. Vik worked in the shipping department in DnB NOR Bank ASA in Bergen, Norway. Previous to his employment in DnB NOR Bank ASA, Mr. Vik held various positions in the finance and insurance group Vesta AS and in Bergen Bank AS. Mr. Vik has a degree in Business Administration from the Norwegian School of Business Administration and Economics.

John Costain has served on our board of directors since February 2013. Mr. Costain has served as Finance Director of Tankers (UK) Agencies Ltd, which acts as agents to Tankers International Pool, since April 2005. Since joining Tankers (UK) Agencies Ltd in 2004, he has been responsible for group reporting results under U.S. GAAP. From 1991 to 2004, Mr. Costain held various positions at Euronav, including Finance Director and Managing Director of the offshore holding shipping company, as well as other positions in finance. Mr. Costain is a Chartered Accountant with a degree in Civil Engineering from Manchester University.

Yutaka Higurashi has served on our board of directors since February 2013. Mr. Higurashi has served as the Managing Director of NYK Energy Transport (Atlantic) Limited since April 2012. From April 1985 to March 2012, Mr. Higurashi held various positions at Nippon Yusen Kabushiki Kaisha. Specifically, from April 2009 to March 2012, he served as the Deputy General Manager of the Corporate Planning Group, where he was in charge of fleet planning, overall NYK Group investment control, budgeting, marine policy and M&A advising. From April 2008 to March 2009, he served as Manager of the Corporate Planning Group, where he was in charge of fleet planning and overall NYK Group investment control. From April 1985 to April 2008, he served for or worked in NYK Energy Transport (Atlantic) Limited, the LNG Group, the Planning Group, the Harbor and Multimodal Transport Group and the Accounting Group.

Yoshiyuki Konuma has served on our board of directors since February 2013. Mr. Konuma has served as the Senior General Manager, Offshore Business Group, Energy Division, of Nippon Yusen Kabushiki Kaisha since April 2012. From April 2009 to April 2012, he served as Senior General Manager, LNG Group, Energy Division. From January 2006 to April 2009, he was General Manager, LNG Group, Energy Division. Mr. Konuma joined Nippon Yusen Kabushiki Kaisha in April 1983. Since January 2012, he has served a member of the board of directors of NYK Holding (Europe) B.V.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, our operating subsidiaries will reimburse KNOT Management for expenses incurred pursuant to the amended technical management agreements that our operating subsidiaries are party to with KNOT Management. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Technical Management Agreements.”

Executive Compensation

We have not paid any compensation to our directors or our Chief Executive Officer and Chief Financial Officer nor accrued any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to this offering. Pursuant to the administrative services agreement, Arild Vik, as an officer of KNOT UK, will provide executive officer functions for our benefit. Mr. Vik will be responsible for our day-to-day management subject to the direction of our board of directors. We expect that KNOT UK will enter into an employment agreement with Mr. Vik containing customary terms and provisions in connection with this offering. Our officers and employees and officers and employees of our subsidiaries and affiliates of KNOT and our general partner may participate in employee benefit plans and arrangements sponsored by KNOT, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers who also serve as our directors will not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by KNOT. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will each receive a director fee of between $         and $         per year. Members of the audit and conflicts committees will each receive a committee fee of between $         and $         per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of KNOT Offshore Partners LP that will be issued upon the consummation of this offering and the related transactions, beneficial owners of 5.0% or more of the units and all of our directors, director nominees and executive officers as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned After the Offering			Subordinated Units to be Beneficially Owned After the Offering			Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Knutsen NYK Offshore Tankers AS(1)			%			%		%(2)
All directors, director nominees and executive officers as a group (5 persons)	—	—		—	—		—

(1)	Knutsen NYK Offshore Tankers AS is a joint venture between TS Shipping Invest AS and Nippon Yusen Kaisha, each of which owns a 50% interest. Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Knutsen NYK Offshore Tankers AS.
(2)	Assumes no exercise of the option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, KNOT’s percentage of common units to be beneficially owned after the offering will decrease to %, and its percentage of total common and subordinated units to be beneficially owned will decrease to %.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, KNOT will own our general partner and will own              common units and subordinated units, representing a     % limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units, and all of our incentive distribution rights. In addition, our general partner will own              general partner units representing a 2.0% general partner interest in us. KNOT’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, and KNOT’s common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that it, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration to be received by our general partner and its affiliates in exchange for the transfer to us of the vessels in our fleet	•	common units and subordinated units to be issued to KNOT; and

•	general partner units representing a 2.0% general partner interest in us.

Please read “Summary—Formation Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by KNOT after giving effect to this offering represent a % limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units. For more information, please read “The Partnership Agreement—Voting Rights” and “The Partnership Agreement—Amendment of the Partnership Agreement.”

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98.0% of available cash to unitholders (including KNOT, the owner of our general partner and the holder of common units and all of our subordinated units) and the remaining 2.0% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, KNOT, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “How We Make Cash Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $ million on its 2.0% general partner interest and KNOT would receive an annual distribution of approximately $ million on its common and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive compensation from us for any services it provides on our behalf. Our general partner and its affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, our subsidiaries will pay fees to KNOT Management for technical management services. In addition, our subsidiary KNOT UK will pay fees to certain affiliates of our general partner and reimburse certain affiliates of our general partner for expenses related to its provision of administrative services to us pursuant to the applicable subcontract to the administrative services agreement. Please read “—Agreements Governing the Transactions—Technical Management Agreements” and “—Agreements Governing the Transactions—Administrative Services Agreement.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement—Liquidation and Distribution of Proceeds.”

Agreements Governing the Transactions

We, our general partner, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon completion of this offering, we will enter into an omnibus agreement with KNOT, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, KNOT will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any shuttle tanker operating under a charter for five or more years. For purposes of this section, we refer to these vessels, together with any related charters, as “Five-Year Vessels” and to all other shuttle tankers, together with any related charters, as “Non-Five-Year Vessels.” The restrictions in this paragraph will not prevent KNOT or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Five-Year Vessels;

(2)	acquiring one or more Five-Year Vessels if KNOT promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)	putting a Non-Five-Year Vessel under charter for five or more years if KNOT offers to sell the vessel to us for fair market value (x) promptly after the time it becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five or more years;

(4)	acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by KNOT’s board of directors, KNOT must offer to sell such vessels to us for their fair market value plus any additional tax or other similar costs that KNOT incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by KNOT’s board of directors, KNOT must notify us of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, we will notify KNOT if we wish to acquire such vessels in cooperation and simultaneously with KNOT acquiring the Non-Five-Year Vessels. If we do not notify KNOT of our intent to pursue the acquisition within 30 days, KNOT may proceed with the acquisition and then offer to sell such vessels to us as provided in (a) above;

(5)	acquiring up to a 9.9% equity ownership, voting or profit participation interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)	acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing ship management services relating to any vessel;

(9)	owning or operating any Five-Year Vessel that KNOT owns on the closing date of this offering and that is not part of our initial fleet as of such date; or

(10)	acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised KNOT that we consent to such acquisition, ownership, operation or charter.

If KNOT or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with our vessels upon their re-chartering.

In addition, under the omnibus agreement we will agree, and will cause our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)	prevent us from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;

(2)	prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to KNOT for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to KNOT separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify KNOT of the proposed acquisition in advance. Not later than 30 days following receipt of such notice, KNOT must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If KNOT does not notify us of its intent to pursue the acquisition within 30 days, we may proceed with the acquisition and then offer to sell such vessels to KNOT as provided in (a) above;

(3)	prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to KNOT described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)	prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if KNOT has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of KNOT, the noncompetition provisions of the omnibus agreement applicable to KNOT will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to KNOT shall terminate immediately.

Shuttle Tanker Purchase Options

Under the omnibus agreement, we will have the right to purchase any of the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574 from KNOT at the respective purchase prices to be agreed upon by us and KNOT, (i) in the case of the Carmen Knutsen, at any time within 24 months after the closing of this offering, and (ii) in the case of Hull 2531, Hull 2532, Hull 2575 and Hull 574, at any time within 24 months after KNOT notifies our board of directors of their respective acceptances by their charterers. If we and KNOT are unable to agree upon the fair market value of any of the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 or Hull 574, the

respective fair market values will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the vessel at such price.

Pursuant to a joint venture, KNOT is the exclusive vehicle for TSSI’s and NYK’s shuttle tanker business. Knutsen Shuttle Tankers 19 AS, a wholly owned subsidiary of a company jointly owned by TSSI and NYK, is the current party to the shipbuilding contract with Cosco for Hull 574. TSSI and NYK have granted KNOT an option to acquire Knutsen Shuttle Tankers 19 AS. KNOT will be required under the omnibus agreement to exercise such option on or prior to acceptance of Hull 574 by Repsol Sinopec.

On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the shuttle tanker purchase options shall terminate immediately.

Rights of First Offer on Shuttle Tankers

Under the omnibus agreement, we and our subsidiaries will grant to KNOT a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Under the omnibus agreement, KNOT will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer will not apply to a (1) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (2) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a unaffiliated third party or any Non-Five-Year Vessel, we or KNOT, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and KNOT, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or KNOT, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or KNOT, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of KNOT, the right of first offer provisions applicable to KNOT under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our general partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by KNOT shall terminate immediately.

Indemnification

Under the omnibus agreement, KNOT will indemnify us after the closing of this offering for a period of five years (and KNOT will indemnify us for a period of at least three years after our purchase of any of the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574, if applicable) against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by KNOT for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case KNOT is liable for claims only to the extent such aggregate amount exceeds $500,000.

KNOT will also indemnify us for liabilities related to:

•

certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within five years after the closing of this offering (or, in the case of the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574, within three years after our purchase of the Carmen Knutsen, Hull 2531, Hull 2532, Hull 2575 and Hull 574, if applicable); and

•	certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Guarantees Relating to the Bodil Knutsen and the Windsor Knutsen

If at any time during the five years following the closing date of this offering the Bodil Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the existing Bodil Knutsen charter, then KNOT shall pay us such rate of hire that would have been in effect and payable under the existing Bodil Knutsen charter; provided, however, that in the event that for any period during such five years the Bodil Knutsen is chartered to a charterer other than Statoil under a charter other than the existing Bodil Knutsen charter and the rate of hire being paid by such charterer is lower than the rate of hire that would have been in effect and payable under the existing Bodil Knutsen charter during any such period, then KNOT shall pay us the difference between the rate of hire that would have been in effect and payable under the existing Bodil Knutsen charter during such period and the rate of hire that is then in effect and payable under the charter agreement with such other charterer.

If at any time during the five years following the closing date of this offering the Windsor Knutsen is not receiving from any charterer a rate of hire that is equal to or greater than the rate of hire then in effect and payable under the existing Windsor Knutsen charter, then KNOT shall pay us such rate of hire that would have been in effect and payable under the existing Windsor Knutsen charter; provided, however, that in the event that for any period during such five years the Windsor Knutsen is chartered to a charterer other than BG Group under a charter other than the existing Windsor Knutsen charter and the rate of hire being paid by such charterer is lower than the rate of hire that would have been in effect and payable under the existing Windsor Knutsen charter during any such period, then KNOT shall pay us the difference between the rate of hire that would have been in effect and payable under the existing Windsor Knutsen charter during such period and the rate of hire that is then in effect and payable under the charter agreement with such other charterer; provided, further, that the rate of hire that would have been in effect and payable under the existing Windsor Knutsen charter during the period between the final termination date of the existing Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised) and the last day of the five-year period following the closing date of this offering shall be deemed to have been the rate of hire that would have been in effect and payable during the last option extension period under the existing Windsor Knutsen charter (assuming that all extension options thereunder would have been exercised).

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Administrative Services Agreement

Upon completion of this offering, we will enter into an administrative services agreement with KNOT UK, pursuant to which KNOT UK (which will be one of our wholly owned subsidiaries) will provide certain management and administrative services to us. The agreement has an initial term of five years from the closing date of this offering. The services provided under the administrative services agreement will be provided in a diligent manner, as we may reasonably direct. KNOT UK will be permitted to subcontract certain of the administrative services provided under this agreement to Knutsen OAS (UK) Ltd., or KOAS UK, and Knutsen OAS Shipping AS, or KOAS, each of which is a wholly owned subsidiary of TSSI.

The administrative services agreement may be terminated prior to the end of its term by us upon 90 days’ notice for any reason in the sole discretion of our board of directors. In addition, the administrative services agreement may be terminated by KNOT UK upon 90 days’ notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up our partnership;

•	a final judgment or order that materially and adversely affects our ability to perform the agreement is obtained or entered and not vacated or discharged; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or liquidation or commence any reorganization proceedings.

Under the administrative services agreement, Arild Vik, as an officer of KNOT UK, will provide executive officer functions for our benefit. Mr. Vik will be responsible for our day-to-day management subject to the direction of our board of directors. Our board of directors will have the ability to terminate the arrangement with KNOT UK regarding the provision of executive officer services to us with respect to Mr. Vik at any time in its sole discretion.

The administrative services provided by KNOT UK will include:

•	commercial management services: assistance with our commercial management and the execution of our business strategies, although KNOT UK will not make any strategic decisions;

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assistance with the integration of any acquired businesses.

We expect that KNOT UK will subcontract the bookkeeping, audit and accounting services described above to KOAS, while the remaining administrative services will be subcontracted to KOAS UK.

Each month, we will reimburse KNOT UK, and KNOT UK will reimburse KOAS UK and KOAS, as applicable, for their reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement. In addition, KNOT UK, KOAS UK and KOAS, as applicable, will receive a service fee in U.S. Dollars equal to 5% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us under the administrative services agreement must be paid on a monthly basis within 60 days after receipt of an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. We expect that KNOT UK will pay KOAS UK and KOAS, collectively, approximately $1.0 million in total for the services subcontracted to them under the administrative services agreement for the twelve months ending March 31, 2014.

Under the administrative services agreement, we will indemnify KNOT UK’s subcontractors against all actions which may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of the subcontractor or its officers, employees and agents.

Technical Management Agreements

After the closing of this offering, the agreements governing the crew, technical and commercial management of the vessels in our fleet will remain in place. Each of the Bodil Knutsen and the Windsor Knutsen, which operate under time charters, is subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, our operating subsidiaries pay fees to and reimburse the costs and expenses of the managers as described below. We expect that the aggregate amount of fees and expenses to be paid by our operating subsidiaries under these management agreements for the twelve months ending March 31, 2014 will be approximately $0.9 million. The Recife Knutsen and the Fortaleza Knutsen operate under bareboat charters and, as a result, the customer is responsible with providing for the crew, technical and commercial management of the vessel.

Bodil Knutsen and Windsor Knutsen. The Bodil Knutsen is subject to a technical management agreement with KNOT Management, a wholly owned subsidiary of KNOT, that provides for the crew, technical and commercial management of the vessel, as well as accounting services and insurance arrangements. We refer to this technical management agreement as the Bodil Management Agreement. The Windsor Knutsen is subject to a technical management agreement with KNOT Management that provides for the crew, technical and commercial management of the vessel, as well as accounting services and insurance arrangements. We refer to this technical management agreement as the Windsor Management Agreement.

Management services. Each of the Bodil Management Agreement and the Windsor Management Agreement requires that KNOT Management and its subcontractors use their best endeavors to perform the following management services:

•

the provision of suitably qualified crew in accordance with International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended, and the attendance to all matters pertaining to discipline, labor relations, welfare and amenities of the crew;

•

the provision of technical management, including arranging and supervising drydockings, maintenance and repairs of the vessel, arranging for the supply of stores, spares and lubricating oil, appointing surveyors and technical consultants and developing, implementing and maintaining a Safety Management System in accordance with the ISM Code;

•	the provision of applicable documentation and compliance with applicable regulations;

•

the establishment of an accounting system that meets the requirements of the owner, provides regular accounting services and supplies reports and records and the maintenance of records of costs and expenditures incurred, as well as data necessary for the settlement of accounts between the parties;

•	the arrangement for the supply of provisions and necessary stores;

•	the handling and settlement of claims arising out of the management services;

•

the commercial operations, including arranging payment to the owner’s account of all hire and/or freight revenues, calculating hire, freight and other money due from or to the charterer, issuing voyage instructions, appointing agents and stevedores and arranging surveys associated with the commercial operations;

•	the arrangement for the provision of bunker;

•	the arrangement of the loading and discharging and all related matters, subject to the provisions of the time charters;

•	the arrangement of all insurances;

•	the giving of instructions to the master and officers, subject to the provisions of the time charters; and

•	the arrangement of the lay-up of each vessel.

Annual management fee. Pursuant to each of the Bodil Management Agreement and the Windsor Management Agreement, collectively, the Management Agreements, each of KNOT Shuttle Tankers 17 AS or KNOT Shuttle Tankers 18 AS, as owners, currently pays a fee of $0.41 million per year to KNOT Management, as manager, as applicable, payable in equal monthly installments. For the Bodil Management Agreement and the Windsor Management Agreement, this annual rate is subject to an adjustment on January 1 of each year pursuant to a procedure set forth in the agreement. Any dispute relating to the annual rate adjustment would be settled by dispute resolution provisions set forth in the applicable Management Agreement.

Term. Each Management Agreement continues indefinitely until terminated by either party after giving three months’ written notice.

Automatic termination and termination by either party. Each Management Agreement will terminate or be deemed to be terminated if:

•	the vessel is sold, requisitioned, declared a constructive, compromised or arranged total loss or becomes a total loss; or

•

an order is made or a resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation), a receiver is appointed or either party suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.

Termination by the manager. Under each Management Agreement, the manager may terminate the Management Agreement with immediate effect by written notice if:

•	any money payable to the manager pursuant to the agreement has not been paid within 60 days of a demand by the manager for payment or the vessel is repossessed by the mortgagees; or

•

the owner proceeds with the employment of or continues to employ the vessel (i) in the carriage of contraband, blockade running or an unlawful trade or (ii) on a voyage that in the reasonable opinion of the applicable manager is unduly hazardous or improper. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

KNOT Management also may terminate each Management Agreement if the applicable owner elects to provide officers and, for any reason within its control, fails to (i) procure that all officers and ratings supplied by it or on its behalf comply with the requirements of the STCW 95 or (ii) instruct such officers and ratings to obey all reasonable orders of KNOT Management in connection with the operation of KNOT Management’s safety management system. The manager may only terminate if the owner is given notice of such default and fails to cure within a reasonable time to the satisfaction of the manager.

Termination by the owner. Under each Management Agreement, the owner may terminate the applicable agreement with immediate effect by written notice to the manager if the manager, for any reason is in default under the applicable Management Agreement and fails to cure within a reasonable time.

Additional fees and provisions. In addition to the fees payable under each Management Agreement, the agreement also provides that the owner must make available to the manager each month within 60 days of a demand by the manager for payment an amount equal to the working capital required to run the vessel for the ensuing quarter. Further, under each Management Agreement, the manager and its employees, agents and subcontractors will be indemnified by the owner against all actions that may be brought against them or incurred or suffered by them arising out of or in connection with their performance under such agreement in an amount not to exceed ten times the annual management fee payable under such agreement; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the manager or its employees, agents and subcontractors.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement with KNOT and certain of its subsidiaries that will effect the transactions described under “Summary—Formation Transactions,” including the transfer of the ownership interests in the vessels, and the use of the net proceeds of this offering. This agreement will not be the result of arm’s-length negotiations, and it, or any of the transactions that it provides for, may not be effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Other Related Party Transactions

Historically, we have operated as an integrated part of KNOT. As such, the Norwegian office of KNOT has provided general and corporate management services for us, as well as KNOT. As described in Note 16 to the combined carve-out financial statements of KNOT Offshore Partners LP Predecessor included elsewhere in this prospectus, we have been charged for or allocated commercial services related to the charters, technical and operational support related to the operation of the vessels, certain administrative costs of KNOT, finance fees and guarantee commissions, as well as fees for shipyard supervision for vessels under construction. Time charter and bareboat revenues are recorded net of the commission for commercial services based on a fixed percentage of charter revenue. Operating expenses include fees for technical and operational support based upon a fixed charge per day per vessel and allocated administrative expenses based on the number of vessels in our fleet. Our finance income (expense) includes (1) allocated interest expense based upon the outstanding balances of payables to related parties and the historical interest rates charged, (2) finance fees based on a fixed percentage of principal of new or renegotiated debt and (3) guarantee commissions based on a fixed percentage of outstanding balances of debt that is guaranteed. Our vessels include related party charges under construction that are capitalized for shipyard supervision, licensing fees for emissions technology and capitalized interest on payables from related parties. Upon closing of this offering, certain of our historic operating expenses will be replaced by fees payable pursuant to our administrative services agreement and technical management agreements.

The following table summarizes by the caption in the combined carve-out financial statements the related party expenses charged or allocated to us for the years ended December 31, 2011 and 2012.

	Year Ended December 31,
	2011	2012
	(dollars in thousands)
Statement of Operations Data:
Time charter and bareboat revenues	$544	$775
Operating expenses	802	2,115
Finance income (expense)	3,587	3,863

Total	$4,933	$6,753

Balance Sheet Data (at end of period):
Vessels	$3,666	$—

Total	$3,666	$—

Payables to KNOT were $33.8 million and $12.4 million for the years ended December 31, 2011 and 2012, respectively. The applicable interest rates on the outstanding balances were 4.91% and 5.24%, respectively, for the years ended December 31, 2011 and 2012.

As a result of our relationships with KNOT and its affiliates, we, our general partner and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “affiliated transactions” or “related party transactions.”

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders. Affiliated transactions that are not approved by the conflicts committee of our board of directors and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If the above procedures are followed, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Conflicts of Interest and Fiduciary Duties.”

Our conflicts committee will be comprised of at least two members of our board of directors. The conflicts committee will be available at the board of directors’ discretion to review specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including KNOT, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner, which is managed by its board of directors, has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. We expect that certain of our officers and directors will also be officers and directors of KNOT or its affiliates and will have fiduciary duties to KNOT or its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and KNOT and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management—Management of KNOT Offshore Partners LP” for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires KNOT to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. KNOT’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of KNOT, which may be contrary to our interests.

Because we expect that certain of our directors will also be directors of KNOT and its affiliates, such directors have fiduciary duties to KNOT and its affiliates that may cause them to pursue business strategies that disproportionately benefit KNOT, or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as KNOT.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its board of directors, which will be appointed by KNOT. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the partnership.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred, if any, in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management—Reimbursement of Expenses of Our General Partner.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

KNOT Management, which will provide certain technical management services to our subsidiaries, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of KNOT Management to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including KNOT, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will not engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Similarly, under the omnibus agreement, KNOT will agree and will cause its controlled affiliates to agree, for so long as KNOT controls our partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands limited partnerships may, in their partnership agreements, expand or restrict the fiduciary duties otherwise owed by our general partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our general partner, as expanded or restricted by the partnership agreement.

In addition, in connection with this offering, our subsidiaries will enter into services agreements, and may enter into additional agreements with KNOT and certain of its subsidiaries, including KNOT Management. In the performance of their obligations under these agreements, KNOT and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to KNOT, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the partnership in the conduct or winding up of the partnership business or affairs as or on behalf of a party having an interest adverse to the partnership, refrain from competing with the partnership in the conduct of the partnership business or affairs before the dissolution of the partnership, and to account to the partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands to the extent permitted by law. Such standards, such as the duty of care and duty of loyalty, are described in the immediately preceding paragraph under “—Marshall Islands law fiduciary duty standards.” In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct. In the absence of these specific provisions contained in our partnership agreement, our general partner and our directors would be subject to the fiduciary duty standards set forth under “—Marshall Islands law fiduciary duty standards.”

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.”

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. No certificates will be issued to the unitholders in respect of the common units or subordinated units. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

                    will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner and our directors, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

Organization and Duration

We were organized on February 21, 2013 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the provision of marine transportation services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights, as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions, please read “How We Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its 2.0% general partner interest if we issue additional units, please read “—Issuance of Additional Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

In addition, common unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining common unitholders (subject to the limitation described above for 4.9% common unitholders) in these elections.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unitholders beginning with the annual meeting of unitholders following the closing of this offering. Subordinated units will not be voted in the election of the four directors.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.

Amendment of the partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read “—Merger, Sale, Conversion or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Action	Unitholder Approval Required and Voting Rights
Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2023 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. Please read “—Withdrawal or Removal of our General Partner.”

Transfer of our general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2023. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of a merger or consolidation with or into, or sale of all or substantially all of the assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to March 31, 2018. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to elect four of our seven directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it was determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

The partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. However, our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise of the underwriters’ option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of partnership interests upon conversion of outstanding partnership interests), our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s interest in us will thus be reduced if we issue additional partnership interests in the future and our general partner does not elect to maintain its 2.0% general partner interest in us. Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar pre-emptive rights to acquire additional common units or other partnership interests.

Tax Status

The partnership agreement provides that the partnership will elect to be treated as a corporation for U.S. federal income tax purposes. It is anticipated that the partnership will be treated as a transparent partnership for United Kingdom tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5)	give any person the right to dissolve our partnership other than the right of our general partner and our board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own     % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units.

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “How We Make Cash Distributions—KNOT’s Right to Reset Incentive Distribution Levels;”

•	the implementation of the provisions relating to KNOT’s right to reset the incentive distribution rights in exchange for common units;

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors; or

•	any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

(6)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(7)	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(8)	a change in our fiscal year or taxable year and related changes;

(9)	certain mergers or conveyances as set forth in our partnership agreement; or

(10)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner or our general partner if our board of directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) or our general partner in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—Amendment of the Partnership Agreement—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner. However, to the fullest extent permitted by law, our board of directors and our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after March 31, 2023, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates or the control of our board of directors by our general partner and its affiliates would provide the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own     % of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and the holder of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest owned by the departing general partner for a cash payment equal to the fair market value of that interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and the incentive distribution rights of any holder thereof will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to March 31, 2023, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

KNOT or its affiliates, or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity, without the prior approval of the unitholders. Prior to March 31, 2018, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by KNOT and its affiliates. On or after March 31, 2018, the incentive distribution rights will be freely transferable.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove KNOT Offshore Partners GP LLC as our general partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.”

At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, KNOT, the sole member of our general partner, will own     % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and conversion of all of our subordinated units into common units, KNOT will own     % of our common units.

Board of Directors

Under our partnership agreement, our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Immediately following this offering our board of directors will be comprised of four persons appointed by KNOT in its sole discretion. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three of whom will be appointed by our general partner in its sole discretion and four of whom will be elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•

the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding (excluding units held by Norwegian Resident Holders in the election of the elected directors as discussed below), that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

In addition, common unitholders that are Norwegian Resident Holders will not be eligible to vote in the election of the elected directors. The voting rights of any Norwegian Resident Holders will effectively be redistributed pro rata among the remaining common unitholders (subject to the limitation described above for 4.9% common unitholders) in these elections.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6)	our officers;

(7)	any person designated by our board of directors; and

(8)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)	copies of the partnership agreement, the certificate of limited partnership of the partnership and related amendments;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of KNOT Offshore Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including KNOT, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

The amount of distributions we pay on our common units that is treated as dividend income will depend upon the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. Based upon various assumptions and estimates regarding our expected earnings and profits, we estimate that approximately     % of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2016 will constitute dividend income. The remaining portion of these distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $         per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—Distributions” and “—Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•

at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we are or will be a PFIC for our current or any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from certain of our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (or the Fifth Circuit) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time-chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure unitholders that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (or an Electing Holder), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. The mark-to-market election generally will not be available with respect to subsidiaries. Accordingly, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, the mark-to-market election generally will not be available with respect to such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common units in this offering generally will be required to file IRS Form 926 reporting such payment. For purposes of determining the total dollar value of common units purchased by a U.S. Holder in this offering, units purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Unitholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSIDERATIONS

Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file  a tax return relating to your ownership of common units.

Norwegian Tax Consequences

The following discussion is based upon the opinion of Advokatfirmaet Thommessen AS, our counsel as to taxation matters under the laws of the Kingdom of Norway that may be relevant to prospective unitholders who are persons not resident in Norway for taxation purposes (hereinafter referred to as “Non-Norwegian Holders”).

Prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

The discussion that follows is based upon existing Norwegian legislation and current Norwegian Tax Administration practice as of the date of this prospectus. Changes in these authorities may cause the tax consequences to vary substantially from the consequences of unit ownership described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to KNOT Offshore Partners LP.

Taxation of Non-Norwegian Holders

Under the Tax Act on Income and Wealth, Non-Norwegian Holders will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that:

•	we are not treated as carrying on business in Norway; and

•	either of the following conditions is met:

•

if such holders are resident in a country that does not have an income tax treaty with Norway, such holders are not engaged in a Norwegian trade or business to which the common units are effectively connected; or

•	if such holders are resident in a country that has an income tax treaty with Norway, such holders do not have a permanent establishment in Norway to which the common units are effectively connected.

A Non-Norwegian Holder that carries on a business in Norway through a partnership is subject to Norwegian tax on income derived from the business if managed from Norway or carried on by the partnership in Norway.

While we expect to conduct our affairs in such a manner that our business will not be treated as managed from or carried on in Norway at any time in the future, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. Our Norwegian tax counsel has advised us regarding certain measures we can take to limit the risk that our business may be treated as managed from or carried on in Norway and has concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Norwegian tax counsel’s advice, which we intend to do, our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Tax Act on Income and Wealth, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident, not ordinarily resident and not domiciled in the United Kingdom for taxation purposes and who do not acquire their units as part of a trade, profession or vocation carried on in the United Kingdom, which we refer to as “Non-UK Holders.”

Prospective unitholders who are resident, ordinarily resident or domiciled in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HMRC as at the date of this document, both of which are subject to change, possibly with retrospective effect.

Taxation of income and disposals. We expect to conduct our affairs so that non-UK Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from our partnership. Distributions may be made to Non-UK Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes. No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issue of units to unitholders or the transfer of units in our partnership.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us that the underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price less a concession not to exceed $         per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units from us, as described below.

Paid by KNOT Offshore Partners LP
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The expenses of the offering payable by us, not including the underwriting discount, are estimated at $         million and are payable by us.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from us up to              additional common units at the public offering price less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, all of our directors and executive officers, our subsidiaries and our general partner and its affiliates, have agreed that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing with the SEC of a registration statement under the Securities Act in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any common units or securities convertible into or exchangeable or exercisable for any common units or publicly disclose the intention to take any such action, in each case without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations among us, KNOT and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We intend to apply to list the common units on the New York Stock Exchange under the symbol “KNOP.”

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units as described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common units which are the subject of the offering contemplated by this Prospectus (the “Securities”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1)	to legal entities which are qualified investors as defined under the Prospectus Directive;

(2)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(3)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

While we do not expect that we will constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, as amended (“FSMA”), if we were to constitute such a collective investment scheme, we would not be a “recognized collective investment scheme” for the purposes of FSMA and would not have been authorized or otherwise approved. In such circumstances, as an unregulated scheme, we could not be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1)	if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht-BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or CISA. Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units and certain other legal matters, including tax matters, with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP, New York, New York. Certain other legal matters, including tax matters with respect to U.S. law, will be passed upon for us by Vinson & Elkins L.L.P., Washington, D.C. Certain matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The combined carve-out financial statements of KNOT Offshore Partners LP Predecessor at December 31, 2011 and 2012, and for each of the two years in the period ended December 31, 2012, appearing in this prospectus have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The balance sheet of KNOT Offshore Partners LP as of February 21, 2013 appearing in this prospectus has been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and structuring fees, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee		$13,640
Financial Industry Regulatory Authority filing fee		15,500
The New York Stock Exchange listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent fees and other
Miscellaneous

Total	$

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the New York Stock Exchange listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

INDUSTRY AND MARKET DATA

Fearnley Consultants has provided us certain statistical and graphical information contained in this prospectus and relating to the offshore oil transportation industry. We do not have any knowledge that the information provided by Fearnley Consultants is inaccurate in any material respect. Fearnley Consultants has advised us that this information is drawn from its database and other sources and that: (1) some information in Fearnley Consultants’ database is derived from estimates or subjective judgments, (2) the information in the databases of other maritime data collection agencies may differ from the information in Fearnley Consultants’ database and (3) while Fearnley Consultants has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures. We believe that, notwithstanding any such qualification by Fearnley Consultants, the industry data provided by Fearnley Consultants is accurate in all material respects.

INTRODUCTION TO

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

KNOT Offshore Partners LP (the “Partnership”) was formed on February 21, 2013 as a limited partnership under the laws of the Republic of the Marshall Islands (the “Marshall Islands”) in connection with the Partnership’s proposed initial public offering of its common units (the “IPO”). The Partnership’s unaudited pro forma combined balance sheet as of June 30, 2012 has been prepared based on the unaudited condensed combined carve-out balance sheet of the Predecessor (as defined below) as of June 30, 2012. The Partnership’s unaudited pro forma combined balance sheet assumes that the IPO and related transactions occurred on June 30, 2012 for the purpose of this pro forma presentation.

The combined net assets and results of operations of each of the vessels in our initial fleet, are collectively referred to as the “Predecessor.”

The unaudited pro forma combined balance sheet as of June 30, 2012 assumes the following transactions occurred on such date:

•	the acquisition by the Partnership of the equity interests in the subsidiary (and its general partner) of KNOT that owns the Fortaleza Knutsen and the Recife Knutsen;

•

the acquisition of the Bodil Knutsen and the Windsor Knutsen including the third-party charter contracts for these vessels, lubricating oils inventories and the assumption of third party debt facilities relating to these vessels;

•	the conversion of certain payables to owners and affiliates to equity;

•	the reversal of certain balances included in the combined carve-out balance sheet not transferred to the Partnership;

•	the issuance by the Partnership to KNOT of common units and subordinated units representing a % limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to KNOT Offshore GP LLC, a Marshall Islands limited liability company (the “General Partner”), of a 2.0% general partner interest in the Partnership;

•	the issuance by the Partnership to the public of common units representing limited partner interests in the Partnership;

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds;

•	the repayment of $ million of debt with the net proceeds of the IPO;

•	the assumption by KNOT of liabilities relating to certain interest rate swaps associated with the Windsor Knutsen, the Fortaleza Knutsen and the Recife Knutsen;

•	the conversion by KNOT of the Predecessor’s receivable from /payable to owners and affiliates to equity; and

•

our amendment to our existing vessel financing agreements to permit the transactions pursuant to which we acquire our initial fleet and to include a $20 million revolving credit facility, which revolving credit facility will have no borrowings outstanding immediately following the completion of the IPO.

The historical unaudited condensed combined carve-out financial statements have been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, (2) expected to have a continuing impact on the Partnership and (3) factually supportable. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with accounting principles generally acceptable in the United States, or U.S. GAAP, and should be read together with the Predecessor’s historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited condensed combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership’s financial position for any future date or period.

KNOT OFFSHORE PARTNERS LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(In US $ thousands)

	As of December 31, 2012
	KNOT Offshore Partners LP Predecessor	Adjustments		KNOT Offshore Partners LP Pro Forma
Current assets
Cash and cash equivalents	$1,287	$	(a)	$
Restricted cash	830
Trade accounts receivable, net	99
Inventories	541
Deferred tax asset	290
Other current assets	6,898

Total current assets	9,945

Non-current assets
Vessels and equipment, net	496,768
Goodwill	5,750
Deferred debt issuance cost	2,787

Total non-current assets	505,305

Total assets	$515,250	$		$

Current liabilities
Trade accounts payable	370
Accrued expenses	1,803
Current installments of long-term debt	28,833
Derivative liabilities	5,258
Contract liabilities	1,518
Prepaid charter and deferred revenue	4,369
Payables to owners and affiliates	12,423

Total current liabilities	54,574

Non-current liabilities
Long-term debt, excluding current installments	319,017
Borrowings under revolving credit facility	—
Derivative liabilities	22,622
Contract liabilities	14,311
Deferred tax liabilities	3,097
Other long-term liabilities	996

Total non-current liabilities	360,043

Equity
Owner’s/partners’ equity	100,633		(a),(c)
General partner	—
Common unitholders	—		(a),(c)
Subordinated unitholders	—		(a),(c)

Total partners’ equity	$100,633	$	(a),(c)	$

Total liabilities and owner’s/partners’ equity	$515,250	$	(a),(c)	$

The accompanying notes are an integral part of the balance sheet.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO UNAUDITED PRO FORMA

COMBINED BALANCE SHEET

(In US $ thousands, unless otherwise indicated)

1.	Basis of Presentation

The unaudited pro forma combined balance sheet as of December 31, 2012 assumes that the following transactions occurred on such date:

•	the acquisition by the Partnership of the equity interests in the subsidiary (and its general partner) of KNOT that owns the Fortaleza Knutsen and the Recife Knutsen;

•

the acquisition of the Bodil Knutsen and the Windsor Knutsen including the third-party charter contracts for these vessels, lubricating oils inventories and the assumption of third party debt facilities relating to these vessels;

•	the conversion of certain payables to owners and affiliates to equity;

•	the reversal of certain balances included in the combined carve-out balance sheet not transferred to the Partnership;

•	the issuance by the Partnership to KNOT of common units and subordinated units representing a % limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to KNOT Offshore GP LLC, a Marshall Islands limited liability company (the “General Partner”), of a 2.0% general partner interest in the Partnership;

•	the issuance by the Partnership to the public of common units representing limited partner interests in the Partnership;

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds;

•	the repayment of $ million of debt with the net proceeds of the IPO;

•	the assumption by KNOT of liabilities relating to certain interest rate swaps associated with the Windsor Knutsen, the Fortaleza Knutsen and the Receife Knutsen;

•	the conversion by KNOT of the Predecessor’s receivable from /payable to owners and affiliates to equity; and

•

our amendment to our existing vessel financing agreements to permit the transactions pursuant to which we will acquire our initial fleet and to include a $20 million revolving credit facility, which revolving credit facility will have no borrowings outstanding immediately following the completion of the IPO.

The effect on the unaudited pro forma combined balance sheet of certain of the transactions described above is more fully described in Note 3. The unaudited pro forma combined balance sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this pro forma combined balance sheet, except for the conversion by KNOT of the Predecessor’s receivable from/payable to owners and affiliates to equity.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited condensed combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO UNAUDITED PRO FORMA

COMBINED BALANCE SHEET

(In US $ thousands, unless otherwise indicated)

The unaudited pro forma combined balance sheet does not purport to represent the Partnership’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership’s financial position for any future date or period. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. GAAP and should be read together with the Predecessor’s historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited pro forma combined balance sheet contains all the adjustments necessary for a fair presentation.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined balance sheet are those used by the Predecessor as set forth in its historical combined carve-out financial statements contained elsewhere in this prospectus.

3.	Pro Forma Adjustments and Assumptions

The unaudited pro forma combined balance sheet gives pro forma effect to the following adjustments:

(a)	Formation and initial public offering of KNOT Offshore Partners LP

•	the acquisition by the Partnership of the equity interests in the subsidiary (and its general partner) of KNOT that owns the Fortaleza Knutsen and the Recife Knutsen;

•

the acquisition of the Bodil Knutsen and the Windsor Knutsen including the third-party charter contracts for these vessels, lubricating oils inventories and the assumption of third party debt facilities relating to these vessels;

•	the conversion of certain payables to owners and affiliates to equity;

•	the reversal of certain balances included in the combined carve-out balance sheet not transferred to the Partnership;

•	the issuance by the Partnership to KNOT of common units and subordinated units representing a % limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to the KNOT Offshore GP, LLC, a Marshall Islands limited liability company (the “General Partner”), of a 2.0% general partner interest in the Partnership;

•	the issuance by the Partnership to the public of common units representing limited partner interests in the Partnership;

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds;

•	the repayment of $ million of debt with the net proceeds of the IPO;

•	the assumption by KNOT of liabilities relating to certain interest rate swaps associated with the Windsor Knutsen, the Fortaleza Knutsen and the Receife Knutsen;

•	the conversion by KNOT of the Predecessor’s receivable from /payable to owners and affiliates to equity;

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO UNAUDITED PRO FORMA

COMBINED BALANCE SHEET

(In US $ thousands, unless otherwise indicated)

(b)	Financing

•

our amendment to our existing vessel financing agreements to permit the transactions pursuant to which we will acquire our initial fleet and to include a $20 million revolving credit facility, which revolving credit facility will have no borrowings outstanding immediately following the completion of the IPO; and

(c)	Assignment of equity

•	the conversion of the adjusted equity of the Predecessor of $ million from owner’s equity to general partner units, common units and subordinated units of the Partnership, as follows:

•	$ million for general partner units;

•	$ million for common units; and

•	$ million for subordinated units.

After such conversion, the partners’ equity amounts of the general partner and the common and subordinated unitholders would be     %,     % and     % of total equity.

Common units accrue cumulative cash distributions for any period during the subordination period in which the available cash is not adequate to pay the minimum quarterly distribution of $         per unit.

The subordinated units may convert to common units should certain performance milestones be reached. The subordination period also will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. See “How We Make Cash Distributions—Subordination Period.”

The discussion of the unaudited pro forma combined balance sheet assumes that the underwriters’ over-allotment option is not exercised. If the underwriters exercise their option to purchase additional common units in full, the Partnership would receive approximately $         million of net proceeds from the sale of these common units but would use those net proceeds to make a cash distribution to KNOT.

4.	Commitments and Contingencies

Commitments and contingencies are set out in the Predecessor’s historical combined carve-out financial statements contained elsewhere in this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Knutsen NYK Offshore Tankers AS

We have audited the accompanying combined carve-out balance sheets of KNOT Offshore Partners LP Predecessor as of December 31, 2012 and 2011, as described in Note 2 (a), and the related combined carve-out statements of operations, comprehensive income (loss), owner’s equity, and cash flows for each of the two years in the period ended December 31, 2012. These combined carve-out financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of KNOT Offshore Partners LP Predecessor at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Bergen, Norway

February 28, 2013

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Balance Sheets

As of December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
Assets
Current assets:
Cash and cash equivalents (notes 2(f) and 9)	$3,189	$1,287
Restricted cash (notes 2(g) and 9)	852	830
Trade accounts receivable, less allowance for doubtful accounts of $0 in 2012 and $0 in 2011 (notes 2(h) and 10(a))	93	99
Receivables from owners and affiliates (note 16(d))	—	—
Inventories (note 2(i))	469	541
Deferred tax asset (notes 2(q) and 15)	732	290
Other current assets (notes 2(j) and 10(b))	1,852	6,898

Total current assets	7,187	9,945

Long-term assets:
Vessels and equipment (notes 2(k), 2(l), 2(m), 11 and 16(a)):
Vessels	548,989	548,141
Less accumulated depreciation and amortization	(31,092)	(51,373)

Net property, plant, and equipment	517,897	496,768

Goodwill (notes 2(n) and 12)	5,750	5,750
Deferred debt issuance cost (note 2(o))	3,769	2,787

Total assets	$534,603	$515,250

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$704	$370
Accrued expenses (note 13)	2,146	1,803
Current installments of long-term debt (notes 8 and 14)	28,084	28,833
Derivative liabilities (notes 2(p), 8 and 9)	5,457	5,258
Income taxes payable (notes 2(q) and 15)	—	—
Contract liabilities (notes 2(n) and 12(b))	1,518	1,518
Prepaid charter and deferred revenue (note 2(r))	6,054	4,369
Payables to owners and affiliates (note 16(d))	34,017	12,423

Total current liabilities	77,980	54,574

Long-term liabilities:
Long-term debt, excluding current installments (notes 9 and 14)	347,849	319,017
Derivative liabilities (notes 2(p), 8 and 9)	21,874	22,622
Contract liabilities (notes 2(n) and 12(b))	15,829	14,311
Deferred tax liabilities (notes 2(q) and 15)	2,279	3,097
Other long-term liabilities	1,422	996

Total liabilities	467,233	414,617

Commitments and contingencies (notes 2(s) and 17)
Owner’s equity:
Owner’s equity	67,370	100,633

Total equity	67,370	100,633

Total liabilities and equity	$534,603	$515,250

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Operations

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
Time charter and bareboat revenues	$41,809	$62,078
Voyage revenues	2,100	—
Loss of hire insurance recoveries		3,575

Total revenues (notes 2(d), 3, 4, 6 and 16)	43,909	65,653

Operating expenses: (note 16)
Voyage expenses (note 2(d))	2,653	—
Vessel operating expenses (note 2(d))	10,795	13,000
Depreciation and amortization (note 11)	16,229	21,181
General and administrative expenses	927	1,395

Total operating expenses	30,604	35,576

Operating income	13,305	30,077

Finance income (expense): (notes 2(e) and 16)
Interest income	34	19
Interest expense (note 7 (a))	(9,650)	(13,471)
Other finance expense (note 7 (b))	(2,741)	(3,378)
Realized and unrealized loss on derivative instruments (note 8)	(15,489)	(6,031)
Net gain (loss) on foreign currency transactions	(3,037)	(1,771)

Total finance income (expense)	(30,883)	(24,632)

Income (loss) before income taxes	(17,578)	5,445

Income tax benefit (expense) (notes 2(q) and 15)	1,240	(1,261)

Net income (loss)	$(16,338)	$4,184

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Comprehensive Income (Loss)

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
Net income (loss)	$(16,338)	$4,184
Other comprehensive income, net of tax	—	—

Comprehensive income (loss)	$(16,338)	$4,184

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Owner’s Equity

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

Owner’s Invested Equity
Balance at January 1, 2011	$45,669
Net loss	(16,338)
Other comprehensive income	—
Contribution from / distribution to owner, net (note 2(a))	38,040

Balance at December 31, 2011	67,370

Net income	4,184
Other comprehensive income	—
Contribution from / distribution to owner, net (notes 2(a) and 16(d))	29,079

Balance at December 31, 2012	$100,633

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Cash Flows

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
Cash flows provided by operating activities:
Net income (loss)	$(16,338)	$4,184
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	16,229	21,181
Amortization of contract intangibles / liabilities	(868)	(1,518)
Amortization of deferred debt issuance cost	658	982
Deferred income tax (benefit) expense	(1,240)	1,261
Unrealized loss on derivative instruments	8,923	549
Unrealized loss on foreign currency transactions	3,056	579
Other items	2,677	(426)
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	(93)	(6)
Decrease (increase) in receivables from owner and affiliates	386	—
Decrease (increase) in inventories	218	(71)
Decrease (increase) in other current assets	(211)	(5,048)
Increase (decrease) in trade accounts payable	(7,874)	(334)
Increase (decrease) in accrued expenses	324	(342)
Increase (decrease) prepaid revenue	5,626	(1,684)

Net cash provided by operating activities (note 18)	11,473	19,307

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(137,276)	(52)
Settlement of foreign exchange forward contracts	(828)	—

Net cash used in investing activities	(138,104)	(52)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	176,299	—
Repayment of long-term debt	(17,166)	(28,083)
Repayment of short-term debt	(20,000)	—
Payments of debt issuance cost	(2,536)	—
Changes in payables to owners and affiliates (notes 16(d) and 18)	(47,846)	3,491
Contributions from / distribution to owner, net (notes 16(d) and 18)	38,040	3,414
Change in restricted cash	(346)	22

Net cash provided by (used in) financing activities	126,445	(21,156)

Effect of exchange rate changes on cash	—	(1)

Net increase (decrease) in cash and cash equivalents	(186)	(1,902)
Cash and cash equivalents at beginning of year	3,375	3,189

Cash and cash equivalents at end of year	$3,189	$1,287

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS (In US $ thousands, unless otherwise indicated)

(1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of The Marshall Islands and will be a majority-owned subsidiary of Knutsen NYK Offshore Tankers AS (“KNOT”) for the purpose of acquiring 100% ownership interests in four shuttle tankers in connection with the Partnership’s proposed initial public offering of its common units (the “IPO”). In connection with the IPO, the Partnership will acquire 100% ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which as of February 27, 2013 directly or indirectly owned (1) 100% ownership of Knutsen Shuttle Tankers XII KS, the owner of the M/T Recife Knutsen (“Recife Knutsen”) and the M/T Fortaleza Knutsen (“Fortaleza Knutsen”), (2) 100% ownership of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS and (3) the M/T Windsor Knutsen (“Windsor Knutsen”) and the M/T Bodil Knutsen (“Bodil Knutsen”) and all of their related charter contracts, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% ownership of the Bodil Knutsen and 100% ownership of the Windsor Knutsen, respectively. Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.” The Partnership, its subsidiaries and other related assets, liabilities, revenues, expenses and cash flows are, collectively, referred to as the “Predecessor,” and are presented in the combined carve-out financial statements.

KNOT controls a fleet of 22 shuttle tankers (including the Vessels), four newbuilds on order and one product/chemical tankers (the “KNOT Group”) as of December 31, 2012. KNOT is owned 50% by NYK Logistics Holding (Europe) B.V. (“NYK”) and 50% by TS Shipping Invest AS (“TSSI”). NYK acquired 50% shares of KNOT from TS Shipping Invest AS in December 2010.

The Vessels operate under fixed long-term charter contracts to charterers. As of December 31, 2012, the time charters for the Windsor Knutsen and the Bodil Knutsen expire in 2013 and 2016, respectively, and contain customer options for extension through 2016 and 2019, respectively. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023.

Knutsen OAS Shipping AS, a subsidiary of TSSI, was responsible for the commercial and technical operation of the Vessels and has provided the building supervision for vessels under construction until June 30, 2012. KNOT Management AS, a subsidiary of KNOT, has provided finance and general administration services to the Predecessor and, effective July 1, 2012, was responsible for the commercial and technical operation of the Vessels. See Note 16 – Related Party Transactions.

The following table lists the entities that compose KNOT Shuttle Tankers AS and include the activities that are included in the combined carve-out financial statements of the Predecessor.

Name	Jurisdiction of Formation	Purpose
KNOT Shuttle Tankers AS(1)	Norway	Holding Company
KNOT Shuttle Tankers 12 AS(2)	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS(3)	Norway	Owner of Bodil Knutsen
KNOT Shuttle Tankers 18 AS(3)	Norway	Owner of Windsor Knutsen
Knutsen Shuttle Tanker XII KS(4)	Norway	Owner of Fortaleza Knutsen and Recife Knutsen
Knutsen Shuttle Tanker XII AS(4)	Norway	General Partner of Knutsen Shuttle Tanker XII KS

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(1)	KNOT Shuttle Tankers AS was established and 100% owned by KNOT as of December 19, 2012. As of February 27, 2013, the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, and Knutsen Shuttle Tankers XII AS were transferred to KNOT Shuttle Tankers AS in a reorganization under common control. The Partnership was be established and will be majority owned by KNOT prior to the closing of the IPO. KNOT Shuttle Tankers AS and its subsidiaries, which will be 100% owned by the Partnership, will be transferred to the Partnership in connection with the IPO.

(2)	KNOT Shuttle Tankers 12 AS was acquired and 100% owned by KNOT as of January 30, 2013. As of February 27, 2013, the 90% ownership of Knutsen Shuttle Tankers XII KS was transferred to KNOT Shuttle Tankers 12 AS in a reorganization under common control. The remaining 10% ownership of Knutsen Shuttle Tankers XII KS is held by its general partner, Knutsen Shuttle Tankers XII AS.

(3)	These companies were established and owned 100% by KNOT as of December 19, 2012. As of February 27, 2013, the respective Vessel and its related charter contracts, inventory and long-term debt were transferred to each of these entities in a reorganization under common control. All of the Vessels and related assets, liabilities, revenues, expenses and cash flows related to these entities are included in the combined carve-out financial statements.

(4)	These companies have been owned 100% by KNOT since August 2008 and are included in the combined carve-out financial statements.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Preparation

The combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The combined carve-out financial statements include the financial statements of the Knutsen Shuttle Tankers XII KS (the owner of the Recife Knutsen and the Fortaleza Knutsen), Knutsen Shuttle Tankers XII AS, the Bodil Knutsen and its related assets, liabilities, revenues, expenses and cash flows and the Windsor Knutsen and its related assets, liabilities, revenues, expenses and cash flows. As of February 27, 2013, KNOT Shuttle Tankers AS acquired the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, and Knutsen Shuttle Tankers XII AS in a reorganization under common control. As of February 27, 2013, KNOT Shuttle Tankers 12 AS and Knutsen Shuttle Tankers XII AS owned a 90% and 10% ownership interest, respectively, in Knutsen Shuttle Tankers XII KS; and KNOT Shuttle Tankers 17 AS owned a 100% interest in Bodil Knutsen and KNOT Shuttle Tankers 18 AS owned a 100% interest in Windsor Knutsen. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

The Bodil Knutsen and the Windsor Knutsen were not operated as discrete units or included in single purpose legal entities. Accordingly, these Vessels have been “carved-out” of KNOT’s assets, liabilities, revenues, expenses and cash flows as they relate to the Predecessor’s business through the use of the information system of KNOT. Specific information is recorded and coded by vessel for each accounting transaction for certain line items in the combined carve-out financial statements. Therefore,

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

amounts for such Vessels were specifically identified for revenues, vessel expenses, vessel operating expenses, depreciation and amortization, interest expense and related debt issuance cost for long-term debt and realized and unrealized losses on derivative instruments; and related balances for such Vessels were specifically identified for trade accounts receivable, inventories, prepaid expenses, vessels and equipment, intangible assets, trade accounts payable, certain accrued expenses, prepaid charter revenues, long-term debt, derivative liabilities and contract liabilities.

Vessels operating expenses includes ship management fees for the provision of technical and commercial management of Vessels and are based on intercompany charges invoiced by KNOT. All long-term debt is specifically related to financing of the individual Vessels. Derivatives are composed of interest rate swap derivatives and foreign exchange forward contracts. The interest rate swaps were entered into in conjunction with the individual Vessel financing to secure fixed interest rates. The interest rate swaps are included in the combined carve-out financial statements to reflect all of the historical cost of doing business even though they will not be transferred to the Partnership. The foreign exchange forward contracts were entered into in conjunction with the construction of certain of the individual Vessels to secure the amounts payable in foreign currencies. Since these Vessels were delivered in 2011, there were no outstanding foreign exchange forward contracts as of December 31, 2011 and 2012.

The following items, which are not directly attributable to the Vessels, have been allocated to the combined carve-out financial statements as set forth below:

•

General and administrative expenses of KNOT were invoiced to its subsidiaries based upon certain transfer pricing principles by type of cost. See to Note 16 – Related Party Transactions. The invoiced amounts that cannot be attributed to the Bodil Knutsen and the Windsor Knutsen have been allocated pro rata based on the number of vessels in KNOT’s fleet.

•

Cash and cash equivalents for general purposes at the legal entity level have not been allocated. The cash and cash equivalents and restricted cash balances are only included in the combined carve-out balance sheets to the extent they are specifically related to the Bodil Knutsen’s and the Windsor Knutsen’s petty cash or provisions of the loan agreements. Interest income cannot be attributed to the specific Vessels and has only been included in the combined carve-out financial statements to the extent it relates to an interesting bearing cash account included in the combined carve-out balance sheets.

•

Payables to owners and affiliates (“owner balances”) are not tracked on an individual Vessel basis for the Bodil Knutsen and the Windsor Knutsen but at the legal entity level. General allocations of owner balances based on the number of vessels within a legal entity would be inherently arbitrary. Therefore, the Predecessor has identified specific payments made by owners to shipyards on Vessels under construction or conversion on behalf of the legal entity owning the Vessel and reflected these balances as payable to owners and affiliates, adjusted for subsequent external bank refinancing or settlements of payables at the legal entity level, in the combined carve-out balance sheet. Interest expense has been allocated on the basis of these owner balances and the historical intercompany interest rates charged by the owners to its subsidiaries on owner balances.

•

Net gain (loss) of foreign currency transactions cannot be attributed directly to the Bodil Knutsen and the Windsor Knutsen and has been allocated based upon specifically identified or allocated balances included on the combined carve-out balance sheets.

•

Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Predecessor under construction, in a transaction that was accounted for as a step acquisition. This transaction resulted in goodwill for KNOT. KNOT’s goodwill was allocated to the Predecessor based upon

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

the Predecessor’s percentage of fair value of the Vessel, the Vessels under construction and the favorable or unfavorable charter contract rights acquired at the acquisition date to the total fair value acquired by KNOT for all vessels, vessels under construction and favorable or unfavorable charter contract rights. See Note 2(n) – Summary of Significant Accounting Policies: Goodwill and Intangibles and Note 12 – Goodwill, Intangible Assets and Contract Liabilities.

The Predecessor activities included in the combined carve-out financial statements contain Norwegian entities or activities that were organized as non-taxable partnerships or were without tax status. To reflect the historical cost of doing business, the income tax expense and related deferred tax assets and liabilities arising for the Predecessor activities included in the historical parent entities have been included in the combined carve-out financial statements calculated on a separate return basis.

The Vessels of the Predecessor were not historically owned by a separate legal entity or operated as a discrete group. Therefore, no separate share capital exists in owner’s equity. Further, certain Vessels had cash accounts shared with other vessels of the KNOT Group that were not allocated to the Predecessor. As a result, certain cash flows from financing activities are reflected as contribution from / distributions to the owner, net, in the combined carve-out statement of owner’s equity.

Management believes that the allocations included in the combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Predecessor may differ from those that would have been achieved had the Predecessor operated autonomously for all years presented as the Predecessor would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone entity. Management has estimated these additional general and administrative expenses to be $2.5 million for each of the years ended December 31, 2011 and 2012. Accordingly, the combined consolidated carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

(b)	Reporting Currency

The combined carve-out financial statements are prepared in the reporting currency of U.S. Dollars. The functional currency of the vessel-owning Predecessor subsidiaries is the U.S. Dollar, because the subsidiaries operate in the international shipping market all revenues are U.S. Dollars denominated and the majority of the expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined carve-out statements of operations.

(c)	Use of Estimates

The preparation of combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, the valuation of derivatives and income taxes.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(d)	Revenues and Operating Expenses

The Predecessor recognizes revenues from time charters and bareboat charters as operating leases on a straight line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the lease term. Under time charters, the Predecessor is responsible for providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Fees received from customers for customized equipment are deferred and recognized over the contract period. Under bareboat charters, the Predecessor provides a specified Vessel for a fixed period of time at a specified day rate. The Predecessor recognizes revenues from spot contracts as voyage revenues using the percentage of completion method on a discharge-to-discharge basis.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charter and bareboat charters. Voyage expenses are paid by the Predecessor for spot contracts and during periods of off-hire and are recognized when incurred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Predecessor for time charters, spot contracts and during off-hire and are recognized when incurred.

As further discussed in Note 16 – Related Party Transactions, related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Predecessor has no direct employees and, accordingly, is not liable for any pension or post retirement benefits.

(e)	Financial Income (Expense)

Interest expenses incurred on the Predecessor’s debt incurred during the construction of Vessels exceeding one year are capitalized during the construction period.

(f)	Cash and Cash Equivalents

The Predecessor considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g)	Restricted Cash

Restricted cash consists of bank deposits, which may only be used to settle principal payments under one of the Predecessor’s Vessels financing arrangements.

(h)	Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month, see Note 2(r) – Summary of Significant Accounting Policies: Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Predecessor’s best estimate of the amount of probable credit losses in existing accounts receivable. The Predecessor establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Predecessor considers

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written off. There were no provisions as allowance for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2011 and 2012. The Predecessor does not have any off-balance-sheet credit exposure related to its customers.

(i)	Inventories

Inventories, which are comprised principally of lubricating oils, are stated at the lower of cost or market. For vessels on time charters or bareboat charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method (“FIFO”) for all inventories.

(j)	Other Current Assets

Other current assets principally consist of prepaid expenses, the current portion of deferred cost and other receivables.

(k)	Vessels and Equipment

Vessels and equipment are stated at the historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

Generally, the Predecessor drydocks each vessel every 60 months until the vessel is 15 years old and every 30 months, thereafter as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Predecessor capitalizes the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydock cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. The Predecessor expenses costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Predecessor expenses the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter party bears the cost of any drydocking.

Depreciation on vessels and equipment is calculated on a straight line basis over the assets estimated useful life, less an estimated residual value, as follows:

Useful life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5 - 5 years

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

Vessels are depreciated to their estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

(l)	Capitalized Interest

Interest expenses incurred on the Predecessor’s debt incurred during the construction of the Vessels exceeding one year is capitalized during the construction period.

(m)	Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Predecessor first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(n)	Goodwill and Intangibles

Goodwill is not amortized but is reviewed for impairment on annual basis or more frequently if impairment indicators are identified.

The Predecessor tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. The Predecessor has only one reporting unit.

Other intangible assets represent contractual rights for charter contracts obtained in connection with a step acquisition that had favorable contractual terms relative to market as of the acquisition date. Contractual rights for charter contracts obtained in connection with a step acquisition that had unfavorable contractual terms are classified as contract liabilities in the combined carve-out balance sheet. The favorable and unfavorable contract rights are amortized to revenues over the period of the contract.

(o)	Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

(p)	Derivative Instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying combined carve-out balance sheet and subsequently remeasured to fair value. The

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

Predecessor does not apply hedge accounting to its derivative instruments. Changes in the fair value of the derivative instruments are recognized in earnings. Gains and losses from the Predecessor’s interest rate swaps related to long-term mortgage debt and foreign currency forward contracts are recorded in realized and unrealized gain (loss) on derivative instruments in the combined carve-out statements of operations. Cash flows related to interest rate swaps are presented as cash flows provided by operating activities and cash flows related to foreign currency forward contracts are presented as cash flows used in investing activities in the combined carve-out statements of cash flows.

(q)	Income Taxes

Historically, part of the Predecessor activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free.The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the combined carve-out statement of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the combined carve-out statements of operations. The amount of tonnage tax included in operating expenses for the years ended December 31, 2011 and 2012 was $48 and $66, respectively.

The Predecessor accounts for deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Predecessor’s assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on U.S. GAAP guidance. The Predecessor recognizes interest and penalties related to uncertain tax positions in income tax expense.

(r)	Prepaid Charter and Deferred Revenue

Under terms of the time charters and bareboat charters, the customer pays for the month’s charter the first day of each month which is recorded as prepaid charter revenues. Deferred revenues for fees received from customers for customized equipment are classified as prepaid charter and deferred revenue for the current portion and as other long-term liabilities for the non-current portion.

(s)	Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 17 – Commitments and Contingencies.

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off-hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(t)	Fair Value Measurements

The Predecessor utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Predecessor determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(u)	Recently Issued Accounting Standards

Adoption of New Accounting Standards

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). Under ASU 2011-08, an entity is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in ASU 2011-08 include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Predecessor adopted the provisions of ASU 2011-08 as of January 1, 2012. The adoption of ASU 2010-08 did not have an impact on the Predecessor’s combined carve out financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (“IFRS”) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply ASU 2011-04 prospectively for interim and annual periods beginning after December 15, 2011. The Predecessor adopted the provisions of ASU 2011-08 as of January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Predecessor’s combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

New Accounting Standards not yet Adopted

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Predecessor will implement the provisions of ASU 2011-11 as of January 1, 2013. The Predecessor is evaluating the impact the adoption of ASU 2011-11 will have on disclosures in the financial statements of the Predecessor but does not expect it to have a material impact on the Predecessor’s combined carve-out financial statements.

(3)	Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is employed under long-term fixed charters, which mitigates earnings risk. The Predecessor’s operational results are dependent on the world-wide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is a combination of newbuildings, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2012, all of the Predecessor’s Vessel crews, which are employed through Knutsen OAS Shipping AS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Predecessor did not incur any loss relating to its customers during the years ended December 31, 2011 and 2012.

The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the Predecessor’s combined revenues during the years ended December 31, 2011 and 2012. All of these customers are major international oil companies.

	Years Ended December 31,
	2011		2012
(US $ in thousands, except percentages)	$	%	$	%
Brazil Shipping I Limited, a subsidiary of BG Oil Services ltd	13,172	30	14,905	23
Fronape International Company, a subsidiary of Transpetro	14,540	33	24,980	38
Statoil ASA	14,096	32	22,193	34

The Predecessor has financial assets that expose it to credit risk arising from possible default by a counterparty. The Predecessor considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Predecessor would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, restricted cash and trade accounts receivable. The Predecessor, in the normal course of business, does not demand collateral from its counterparties.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(4)	Operating Leases

The time charters and bareboat charters of the Vessels to third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2012, were as follows:

(US $ in thousands)
2013	$51,463
2014	45,736
2015	45,956
2016	31,707
2017	23,701
2018 and thereafter	127,402

Total	$325,965

The Predecessor’s fleet as of December 31, 2012 consisted of:

•

the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A, or Transpetro;

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Fronape International Company, a subsidiary of Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA, with options to extend until May 2019; and

•

the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to shuttle tanker in 2011 that is currently operating under a time charter that expires in April 2013 with Brazil Shipping I Limited, a subsidiary of BG Oil Services Ltd., with options to extend until April 2016 (see Note 19— Subsequent Events).

(5)	Segment Information

The Predecessor has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. During 2011 and 2012, the Predecessor’s fleet of four vessels operated under two time charters and two bareboat charters. See Note 3 – Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Predecessor’s combined revenues. In both time charters and bareboat charters, the charterer, not the Predecessor, controls the choice of which trading areas the Predecessor’s vessel will serve. Accordingly, the Predecessor’s management, including the chief operating decision makers, do not evaluate performance according to geographical region.

(6)	Insurance Proceeds

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Predecessor’s loss of hire policies, its insurer will pay the Predecessor the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2012, the Predecessor received payments for loss of hire insurance of $3.6 million which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

In addition, the Predecessor recorded $3.0 million for the year ended December 31, 2012 for probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expense along with the cost of the repairs of $4.1 million for the period.

(7)	Finance Income (Expense)

(a)	Interest Expense

A reconciliation of total interest cost to interest expense as reported in the combined carve-out statements of operations for the years ended December 31, 2011 and 2012 is as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Interest cost capitalized	$3,525	$—
Interest expense	9,650	13,471

Total interest cost	$13,175	$13,471

(b)	Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Bank fees, charges and external guarantee costs	$918	$1,169
Related party guarantee commissions (note 16)	1,455	2,206
Related party financing service fee (note 16)	368	3

Total other finance expense	$2,741	$3,378

(8)	Derivative Instruments

The combined carve-out financial statements include the results of interest rate swap contracts to manage the Predecessor’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its contract obligations. The Predecessor does not apply hedge accounting for derivative instruments. The Predecessor does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Predecessor exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Predecessor, which creates credit risk for the Predecessor. When the fair value of a derivative contract is negative, the Predecessor owes the counterparty and, therefore, the Predecessor is not exposed to the counterparty’s credit risk in those circumstances. The Predecessor minimizes counterparty credit risk in

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Predecessor do not contain credit risk related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Predecessor assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Predecessor has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Predecessor to variability in interest payments due to changes in interest rates. The Predecessor believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, the Predecessor entered into LIBOR based interest rate swap contracts to manage fluctuations in cash flow resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Predecessor received LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged. As of December 31, 2011 and 2012, the total notional amount of the Predecessor’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $129,500 and $128,500, respectively. As of December 31, 2011 and 2012, the carrying amounts of the interest rate swaps contracts were liabilities of $27,331 and $27,880, respectively. See Note 9 – Fair Value Measurements.

Changes in the fair value of interest rate swaps are reported in realized and unrealized loss on derivative instruments in the same period in which the related interest affects earnings.

The Predecessor has also, from time to time, contracted vessels with contractual obligation to pay the yard in currencies other than the functional currency of U.S. Dollar of the vessel-owning Predecessor subsidiaries. Payments obligations in currencies other than U.S. Dollar expose the Predecessor to variability in currency exchange rates. The Predecessor believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Predecessor entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates. As of December 31, 2011 and 2012, there were no outstanding foreign exchange contracts.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on foreign currency transactions for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Realized gain (loss)
Interest rate swap contracts	$(5,738)	$(5,482)
Foreign exchange forward contracts	(828)	—

Unrealized gain (loss)
Interest rate swap contracts	(11,407)	(549)
Foreign exchange forward contracts	2,484	—

Total	$(15,489)	$(6,031)

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(9)	Fair Value Measurements

(a)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Predecessor’s financial instruments as of December 31, 2011 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31,
	2011		2012
(US $ in thousands)	Carrying Amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$3,189	$3,189	$1,287	$1,287
Restricted cash	852	852	830	830
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,457	5,457	5,258	5,258
Non-current derivative liabilities:
Interest rate swap contracts	21,874	21,874	22,622	22,622
Long-term debt, current and non current	375,933	373,508	347,850	342,655

The carrying amounts shown in the table are included in the combined carve-out balance sheets under the indicated captions. The carrying values of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2011 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Predecessor’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Predecessor based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Predecessor’s cash balances approximate the carrying amounts due to the current nature of the amounts.

•

Interest rate swap contracts: The fair value of interest rate swaps is determined using an income approach using the following significant inputs: (1) the term of the swap (weighted average of 6.9 years and 5.9 years, respectively), (2) the notional amount of the swap (ranging from $10,000 to $20,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap (rates ranging from 3.84% to 5.10%).

•

Long-term debt: With respect to long-term debt measurements, the Predecessor uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Predecessor considered interest

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

rates currently offered to the KNOT group for similar debt instruments of comparable maturities by KNOT’s and the Predecessor’s bankers as well as other banks that regularly compete to provide financing to the Predecessor.

(b)	Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2011 and 2012:

		Fair Value Measurements At Reporting Date Using
(US $ in thousands)	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	$3,189	$3,189	$—	$—
Restricted cash	852	852	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,457	—	5,457	—
Non-current derivative liabilities:
Interest rate swap contracts	21,874	—	21,874	—
Long-term debt, current and non current	373,508	—	373,508	—

		Fair Value Measurements At Reporting Date Using
(US $ in thousands)	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	$1,287	$1,287	$—	$—
Restricted cash	830	830	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,258	—	5,258	—
Non-current derivative liabilities:
Interest rate swap contracts	22,622	—	22,622	—
Long-term debt, current and non current	342,655	—	342,655	—

The Predecessor’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2011 and 2012.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(10)	Current Assets

(a)	Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2011 and 2012, there was no provision for doubtful accounts.

(b)	Other Current Assets

Other current assets consist of the following:

	December 31,
(US $ in thousands)	2011	2012
Insurance claims for recoveries	$259	$1,000
Refund of value added tax	169	—
Prepaid expenses	442	191
Current portion of deferred debt issuance cost	982	982
Deferred incremental costs of MLP offering	—	4,517
Other receivable	—	208

Total other current assets	$1,852	$6,898

Deferred incremental cost of MLP offering include specific incremental costs directly attributable to the proposed offering of the Partnership units in the IPO, such as legal fees, auditor fees, printing costs, travel costs and similar items. These costs are deferred and will be charged against the gross proceeds of the offering at the close of the IPO.

(11)	Vessels and Equipment

(US $ in thousands)	Vessel & equipment	Vessels under construction	Accumulated depreciation	Net Vessels
Balance December 31, 2010	$112,935	$298,534	$(14,863)	$396,606

Additions	—	133,781	—	133,781
Drydock costs	3,739	—	—	3,739
Transfer from vessels under construction	432,315	(432,315)	—	—
Disposals	—	—	—	—
Depreciation	—	—	(16,229)	(16,229)

Balance December 31, 2011	$548,989	$—	$(31,092)	$517,897

Additions	52	—	—	52
Drydock costs	—	—	—	—
Transfer from vessels under construction	—	—	—	—
Disposals	(900)	—	900	—
Depreciation	—	—	(21,181)	(21,181)

Balance December 31, 2012	$548,141	$—	$(51,373)	$496,768

As of December 31, 2011 and 2012, Vessels with a book value of $517,897 and $496,768, respectively, are pledged as security held as a guarantee for the Predecessor’s long-term debt. See Note 14 Short-Term and Long-Term Debt.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

Drydocking activity for the years ended December 31, 2011 and 2012, is summarized as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Balance at the beginning of the year	$240	$3,228
Costs incurred for dry docking	3,739	—
Drydock amortization	(751)	(756)

Balance at the end of the year	$3,228	$2,472

(12)	Goodwill, Intangible Assets and Contract Liabilities

(a)	Goodwill

Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Predecessor under construction, in a transaction that was accounted for as a step acquisition. See Note 2 (a) – Summary of Significant Accounting Policies: Basis of preparation for a discussion on the allocation method. The carrying amount of goodwill that was allocated to the Predecessor was $5,750 as of December 31, 2011 and 2012.

(b)	Intangible Assets and Contract Liabilities

The Predecessor’s identified finite-lived intangible assets associated with contractual rights for a charter contract of a Vessel obtained in connection with a step acquisition in 2008 that had favorable contractual terms relative to market as of the acquisition date. The finite-lived intangible assets of $533 were fully amortized as of December 31, 2010. In addition, as part of that transaction, unfavorable contractual rights for charter contracts of two of the Vessels that had unfavorable contractual terms. The unfavorable contract rights are amortized over the period of the contract to time charter and bareboat revenues as follows:

(US $ in thousands)	Balance as of December 31, 2010	Amortization for the year ended December 31, 2011	Balance as of December 31, 2011	Amortization for the year ended December 31, 2012	Balance as of December 31, 2012
Contract liabilities:
Unfavorable contract rights	$(18,215)	$868	$(17,347)	$1,518	$(15,829)

Total amortization income		868		1,518

Accumulated amortization for contract liabilities was $868 and $2,386 as of December 31, 2011 and 2012, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues on the combined carve-out income statement for the next five years is expected to be as follows:

	Amortization Schedule
(US $ in thousands)	2013	2014	2015	2016	2017 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(9,757)

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(13)	Accrued Expenses

The following table presents accrued expenses as of December 31, 2011 and 2012:

	December 31,
(US $ in thousands)	2011	2012
Operating expenses	$629	$460
Interest expenses	1,186	1,045
Other finance expenses	331	298

Total accrued expenses	$2,146	$1,803

(14)	Short-term and Long-term Debt

Short-term debt was fully repaid as of December 31, 2011.

Two $10 Million Bridge Loan Facilities

In December 2007 and September 2008, KNOT’s subsidiary owning Bodil Knutsen, as the borrower, entered into two short-term $10 million unsecured bridge loan facilities with a syndicate of banks to fund the first and second installments on the construction of Bodil Knutsen. TSSI was the guarantor for the bridge loan facilities which were each repaid in 2011 from proceeds of the Bodil Facility. The bridge loan facilities paid interest at LIBOR plus a margin of 3%.

Long-term debt as of December 31, 2011 and 2012 consisted of the following:

		December 31,
(US $ in thousands)	Vessel	2011	2012
$160 million Loan facility	Fortaleza Knutsen & Recife Knutsen	$154,700	$144,100
$ 19 million Loan facility	Fortaleza Knutsen & Recife Knutsen	18,900	18,350
$120 million Loan facility	Bodil Knutsen	115,533	106,600
$ 85 million Loan facility	Windsor Knutsen	61,600	56,400
$ 27 million Loan facility	Windsor Knutsen	25,200	22,400

Total long-term debt		375,933	347,850

Less current installments		28,084	28,833

Long-term debt, excluding current installment		$347,849	$319,017

$160 Million Secured Loan Facility and $19 Million Secured Loan Facility

In December 2009, Knutsen Shuttle Tankers XII KS, as the borrower, entered into a $160 million senior secured loan facility and a $19 million junior secured loan facility with syndicates of banks to fund the installment payments on the construction of the Fortaleza Knutsen and the Recife Knutsen (collectively, the “Fortaleza and Recife Facilities”). The Fortaleza Knutsen, the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds, as well as certain cash accounts, have been pledged as first and second priority collateral for the Fortaleza and Recife Facilities.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

TSSI was originally the guarantor for all outstanding amounts under the Fortaleza and Recife Facilities. In January 2012, KNOT entered into a guarantee agreement with the agent of the $160 million secured loan facility for the full amount of that loan. In addition, there was a request that the syndicate banks release TSSI from the existing guarantor agreement for the senior secured loan, which is pending. In September 2012, KNOT entered into a guarantee agreement and TSSI was released from the guarantee obligation for the $19 million junior secured loan for the full amount of that junior secured loan. As of December 31, 2012, KNOT is a guarantor for all outstanding amounts under the Fortaleza and Recife Facilities and TSSI remains a guarantor of the $160 million secured loan facility.

The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity of $54.9 million in March 2016 and $54.9 million in August 2016. The $160 million senior secured facility bears interest at floating London Interbank Offered Rate (“LIBOR”) plus a margin of 3.0%.

The $19 million junior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity of $5.5 million in March 2016 and $5.5 million in August 2016. The $19 million junior secured facility bears interest at LIBOR plus a margin of 4.5%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Minimum liquidity of the borrower of $1 million;

•	Positive working capital of the borrower;

•	Minimum liquidity of $25 million for KNOT and of 4% of interest bearing debt for the KNOT Group;

•	Positive working capital of the KNOT Group;

•

Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter; and

•	EBITDA must exceed interest payable, any amount payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

In addition, the following financial covenant applies to the $160 million senior secured loan facility as of December 31, 2012:

•	Value adjusted equity of TSSI, as guarantor, of at least one billion Norwegian kroner (“NOK”).

The covenants under the Fortaleza and Recife Facilities that are measured at the guarantor or KNOT Group level are not directly applicable to the Predecessor.

The borrower was not in compliance with the minimum liquidity and positive working capital covenants as of June 30, 2011. The borrower received a waiver of the covenants from the bank syndicates as of June 30, 2011. The borrower and the guarantor were in compliance with all covenants as of December 31, 2011. As of December 6, 2012 and December 7, 2012, waivers were obtained for the $160 million secured loan facility and $19 million secured loan facility, respectively, for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2012 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantors and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

$120 Million Secured Loan Facility

In February 2011, KNOT’s subsidiary owning the Bodil Knutsen, as the borrower, entered into a $120 million senior secured loan facility with a syndicate of export credit agents and banks to fund the final installment on the construction of the Bodil Knutsen and to repay bridge financing incurred during construction (the “Bodil Facility”). The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds have been pledged as collateral for the Bodil Facility. KNOT is the guarantor for all outstanding amounts under the Bodil Facility.

The Bodil Facility includes two tranches. One tranche is repayable in semi-annual installments over five years with a final balloon payment due at maturity of $42.7 million in February 2016. The second tranche is repayable in semi-annual installments over twelve years assuming the balloon payment of the first tranche is refinanced in 2016. If not, the second tranche becomes repayable with a final balloon payment due at maturity of $32.7 million in February 2016. The Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facility for the first 4 years and 120% for the 5th year;

•	Minimum liquidity of (i) $3 million for the borrower (ii) $25 million for KNOT and (iii) 4% of interest bearing debt for the KNOT Group;

•	Positive working capital of the borrower and of KNOT Group;

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis; and

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter.

The covenants under the Bodil Facility are measured at the borrower, guarantor or KNOT Group level and are not directly applicable to the Predecessor.

The borrower and the guarantor were in compliance with the covenants as of December 31, 2011. However, the guarantor was not in compliance with the minimum liquidity covenant as of September 30, 2011, and the KNOT Group was not in compliance with the EBITDA covenant as of December 31, 2011. The borrower received a waiver from the bank syndicate for the guarantor’s liquidity covenant as of September 30, 2011 until December 31, 2011, at which time the guarantor was compliant with the covenant. As of December 3, 2012, a waiver was obtained for the Bodil Facility for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantor and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

$85 Million Secured Loan Facility

In April 2007, KNOT’s subsidiary owning the Windsor Knutsen, as the borrower, entered into a $85 million senior secured loan facility with a bank to fund the purchase of the Windsor Knutsen (the “Windsor Purchase Facility”). The Windsor Knutsen, assignments of earnings, and insurance proceeds, as

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

well as certain cash accounts, have been pledged as collateral for the loan facility. The Windsor Purchase Facility is repayable in semi-annual installments over eight years with a final balloon payment due at maturity of $43.4 million in May 2015. The Windsor Purchase Facility bears interest at LIBOR plus a margin of 0.6%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility; and

•	Aggregate of cash and uncalled committed capital of a minimum of $5.2 million for the borrower.

The covenants under the Windsor Purchase Facility are measured at the borrower level and are not directly applicable to the Predecessor. The borrower was in compliance with all covenants as of December 31, 2011 and 2012.

$27.3 Million Secured Loan Facility

In February 2011, KNOT’s subsidiary owning the Windsor Knutsen, as the borrower, entered into a $27.3 million junior secured loan facility with a bank to fund the conversion of the Windsor Knutsen from a conventional oil tanker to a shuttle tanker (the “Windsor Conversion Facility”). The Windsor Knutsen, assignments of earnings, and insurance proceeds, as well as certain cash accounts for the Windsor Knutsen and a second vessel owned by the borrower have been pledged as second priority collateral for the Windsor Conversion Facility. KNOT is the guarantor for all outstanding amounts under the Windsor Conversion Facility.

The Windsor Conversion Facility is repayable in semi-annual installments over four years with a final balloon payment due at maturity of $16.8 million in May 2015. The Windsor Conversion Facility bears interest at LIBOR plus a margin of 3.75%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility;

•	Minimum uncalled committed capital of NOK 45 million for the borrower;

•	Positive working capital of the KNOT Group;

•	Minimum free liquidity for the KNOT Group of 4% of interest bearing debt and $ 25 million for the guarantor;

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis; and

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 to January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter.

These covenants are measured at the borrower, guarantor or KNOT Group level and are not directly applicable to the Predecessor.

The borrower and the guarantor were in compliance with all covenants as of December 31, 2011. However, the KNOT Group was not in compliance with the EBITDA covenant as of December 31, 2011. As of November 30, 2012, a waiver was obtained for the Windsor Conversion Facility for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantor and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

The LIBOR interest rates for the individual loans do not include the effect of the Predecessor’s interest rate swaps. See Note 8 – Derivative Instruments and Note 9 – Fair Value Measurements.

The Predecessor does not have any unused commitments for long-term financing arrangements. Each of the Predecessor’s loan facilities contain cross-default provisions that would be triggered if KNOT or one of its subsidiaries defaults under their respective loan agreements. In addition, each of the Predecessor’s loan facilities contains material adverse change clauses that allow the lenders to accelerate debt repayments under conditions not objectively determinable. The Partnership intends to amend each of the loan facilities in connection with its IPO such that (1) subsidiaries of the Partnership will become the borrowers, where applicable, under the loan facilities, (2) the outstanding balances on certain of the loans will be reduced or fully repaid and (3) all loan facilities will be guaranteed solely by the Partnership and secured solely by the Partnership’s assets. In addition, following the amendments to the loan facilities, the cross default provisions will only relate to the Partnership’s loan facilities and not to the loan agreements of KNOT or other related parties.

The total outstanding debt as of December 31, 2012 is repayable as follows:

(US $ in thousands)
2013	$28,833
2014	29,683
2015	85,433
2016	173,567
2017 and thereafter	30,334

Total	$347,850

(15)	Income Taxes

(a)	Components of Current and Deferred Tax Expense (Benefit)

All of the loss from continuing operations before income taxes was taxable to Norway for the years ended December 31, 2011 and 2012 are all taxable to Norway as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Income (loss) before income taxes	$(17,578)	$5,445

The significant components of current and deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2011 and 2012 are as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Current tax expense	$—	$—
Deferred tax expense (benefit)	(1,240)	1,261

Income tax expense (benefit)	$(1,240)	$1,261

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(b)	Tax Rate Reconciliation

Income taxes attributable to income or loss from continuing operations was an income tax benefit of $1,240 and an income tax expense of $1,261 for the years ended December 31, 2011 and 2012, respectively, and differed from the amounts computed by applying the Norwegian ordinary income tax rate of 28% to pretax net income as a result of the following:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Income tax expense (benefit) at Norwegian ordinary tax rate	$(4,922)	$1,524
Adjustments for amounts not taxable under tonnage tax regime	(125)	(3,154)
Adjustments due to permanent differences	103	1,266
Translation differences	(15)	(605)
Reduction in income tax benefit resulting from a change in valuation allowance	3,719	2,230

Income tax expense (benefit)	$(1,240)	$1,261

Effective tax rate	7%	23%

(c)	Components of Deferred Tax Assets and Liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2012 are presented below.

	December 31,
(US $ in thousands)	2011	2012
Deferred tax assets:
Accrued guarantee commission	$93	$83
Contracts liabilities	830	814
Interest rate swaps	7,570	7,806
Prepaid charter and deferred revenue	—	49
Tax loss carry forward for ordinary tax	12,126	13,963
Financial loss carry forwards for tonnage tax	3,818	5,788

Total deferred tax assets	24,437	28,503
Less valuation allowance	(9,692)	(11,922)

Net deferred tax assets	14,745	16,581

Deferred tax liabilities:
Vessels and equipment	13,368	17,999
Long-term debt	2,434	1,003
Contract liabilities	35	9
Deferred debt issuance cost	454	377

Total deferred tax liabilities	16,291	19,388

Net deferred tax liabilities	$1,546	$2,807

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

The net deferred tax liability is classified in the combined carve-out balance sheet as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Current deferred tax asset	$732	$290
Non-current deferred tax liabilities	(2,279)	(3,097)

Net deferred tax liabilities	$1,546	$2,807

Changes in the net deferred tax liabilities at December 31, 2011 and 2012 are presented below:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Net deferred tax liabilities at January 1	$2,787	$1,546
Change in temporary differences	4,018	2,257
Benefit of loss carried forward ordinary tax	(7,292)	(935)
Benefit of loss carried forward tonnage tax	(1,671)	(1,686)
Change in valuation allowance	3,719	2,230
Translation differences	(15)	(605)

Net deferred tax liabilities at December 31	$1,546	$2,807

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $9,692 and $11,922, respectively, as of December 31, 2011 and 2012. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Predecessor, are not more-likely-than-not to be realized reflecting the Predecessor’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Predecessor considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available.

The tax loss carry forwards from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Predecessor’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2012. The Predecessor had no unrecognized tax benefits as of December 31, 2011 and 2012. During the years ended December 31, 2011 and 2012, the Predecessor did not incur any interest or penalties on its tax returns.

(16)	Related Party Transactions

(a)	Related Parties

The Predecessor is owned 100% by KNOT. KNOT is owned 50% by TSSI and 50% by NYK. TSSI also controls 99% of Knutsen OAS Shipping AS (“KOAS”), which subcontracts services from Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

The Predecessor has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees, as well as fees for shipyard supervision for Vessels under construction. Amounts included in the combined carve-out statements of operations or capitalized in the combined carve-out balance sheets as of and for the years ended December 31, 2011 and 2012 are as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Statements of operations:
Time charter and bareboat revenues:
Commercial commission fee from KNOT to Vessels (I)	$544	$775
Operating expenses:
Technical and operational management fee from KOAS to Vessels (II)	742	436
Technical and operational management fee from KNOT to Vessels (II)	—	426
Administration fee from KNOT to Vessels (III)	52	359
Accounting service fee from KNOT to subsidiaries (IV)	8	17
IPO administration cost from KNOT to subsidiaries (V)	—	877
Finance income (expense):
Financing service fee from KNOT to Vessels (VI)	368	3
Interest expense charged from KNOT to subsidiaries (VII)	1,764	1,654
Guarantee commission from TSSI to Vessels (VIII)	860	818
Guarantee commission from KNOT to Vessels (VIII)	595	1,388

Total	$4,933	$6,753

	December 31,
	2011	2012
Balance sheets:
Vessels
New building supervision fee from KOAS to Vessels (IX)	$2,003	$—
Licensing of technology fees from KOAS to Vessel (X)	1,118	—
Interest capitalized charged from KNOT to subsidiaries (XI)	545	—

Total	$3,666	$—

I)	Commercial commission from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission for these services.
II)

Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat services. In addition, there is also a charge for 24 hour

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services is allocated to all vessels without a mark-up based upon the number of vessels in managed by KOAS and KNOT.
III)	Administration fee from KNOT to Vessels: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. The net administration costs were invoiced to vessels based upon the number of vessels in KNOT’s fleet. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see IV) below) and the financing service fees (see (VI) below) and the estimated shareholder costs for KNOT which are not allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
IV)	Accounting service fee from KNOT to subsidiaries: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity.
V)	IPO administration cost from KNOT to subsidiaries: In connection with the preparation of the financial statements and the prospectus for the IPO, KNOT has invoiced actual cost for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs are not incremental cost directly attributable to the offering in the IPO, they are expensed as incurred.
VI)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.
VII)	Interest expense charged from KNOT to subsidiaries: KNOT invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard were allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a) – Summary of Significant Accounting Policies: Basis of preparation, for a description of the allocation principles applied). Interest expense was allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
VIII)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT are guarantors for the Predecessor’s loan facilities (see Note 14 – Short-term and Long-term Debt and (b) Guarantees below). TSSI and KNOT invoice an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.
IX)	New building supervision fee from KOAS to Vessels: KOAS charges a fixed fee for supervision of each vessel under construction that is invoiced on a straight-line basis over the period of construction. Such fees, along with direct and incremental supervision costs incurred, are capitalized as part of the Vessels under construction.
X)	Licensing of technology fees from TSSI to Vessel: TSSI has developed technology for a pollution prevention system that reduces VOC (volatile organic compounds) emissions into the air during loading and transit of the vessels, which was installed on the Vessels under construction. TSSI invoices a licensing fee for the technology which is capitalized as part of the Vessels under construction.
XI)	Interest capitalized charged from KNOT to subsidiaries: KNOT invoiced interest expense for outstanding payables to owners and affiliates to the vessel owning subsidiaries as explained in (VII) above. Such interest expense is capitalized for qualifying Vessels under construction.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(b)	Guarantees

TSSI has issued guarantees as security for charter parties entered into by the vessel owning subsidiaries. As of December 31, 2011, TSSI was also the guarantor for the Fortaleza and Recife Facilities. As of December 31, 2012, KNOT is a guarantor for the Fortaleza and Recife Facilities and TSSI also guarantees the $160 million secured loan facility. KNOT is also guarantor for the Bodil Facility as of December 31, 2011 and 2012.

(c)	Transactions with Management

The Predecessor had no Board of Directors, CEO or personnel during 2011 and 2012 and, accordingly, has paid no direct remuneration to any management or members of the Board of Directors. Trygve Seglem, the President and CEO of KNOT has received $312 and $427, respectively, in salary from KNOT Management AS during 2011 and 2012. He also controls Seglem Holding AS, which has a 100% equity interest of TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, each owns 15% of the equity interests.

In 2011 and 2012, all remuneration and cost related to the members of the Board of Directors in KNOT was paid directly by the respective owners of KNOT.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT starting in March 2011. The cost for such services was $583 in 2011 and $639 in 2012. NYK has no other related party transactions with KNOT.

See this Note 16- Related Party Transactions Items III and IV for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the combined carve-out statements of operations.

(d)	Payable to Owners and Affiliates

The following table presents amounts payable to owners and affiliates as of December 31, 2011 and 2012:

	December 31,
(US $ in thousands)	2011	2012
KOAS	$252	$—
KNOT	33,765	12,423

Total	$34,017	$12,423

Amounts due to owners and affiliates are unsecured, and intended to be settled in the ordinary course of business. They primarily relate to financing of certain payments to shipyards, vessel management and other fees due to KNOT and KOAS. As of November 16, 2012, KNOT converted payable to owners and affiliates of $25,664 to equity.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(17)	Commitments and Contingencies

Claims and Legal Proceedings

In September, 2012, the Bodil Knutsen was involved in an accident which damaged a mooring at a port of call. There was no damage to the Vessel. The Predecessor accrued for the probable liability for the threatened claim for damages to the mooring for the year ended December 31, 2012. The probable liability is subject to revisions as additional information becomes available and insurance claims can be submitted when damage claims are received.

Under the Predecessor’s time charter agreements, claims to reduce hire payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual for a probable claim was recorded for the year ended December 31, 2012 which is subject to revisions.

The Predecessor is involved in various claims and legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Predecessor’s combined carve-out financial position, results of operations or cash flows.

Insurance

The Predecessor maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts which averages $150,000 per Vessel, and loss of hire. Under the loss of hire policies, the insurer will pay the hire rate agreed in respect of each Vessel for each day, in excess of a 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Predecessor maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessel’s activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident.The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Predecessor may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Predecessor experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Predecessor’s results of operations and financial condition.

(18)	Supplemental Cash Flow Information

The following supplemental information is provided related to the Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Non-cash investing and financing activities:
Payable to owner and affiliates converted to equity	$—	$25,664
Supplemental cash flow information:
Interest paid	8,926	13,612
Income taxes paid	—	—

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(19)	Subsequent Events

The Predecessor has evaluated subsequent events from the balance sheet date through February 28, 2013, the date at which the combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose except as follows.

In January 2013, BG Oil Services Ltd declared its option to extend the Windsor Knutsen time charter contract for one year from April 19, 2013 to April 19, 2014. The charterers have remaining options to extend this charter for up to two additional one year periods until April 2016.

As of February 27, 2013, KNOT Shuttle Tankers AS had acquired the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS and Knutsen Shuttle Tankers XII AS in a reorganization under common control. As of that date, KNOT Shuttle Tankers 12 AS owned a 90% ownership of Knutsen Shuttle Tankers XII KS, which owns the Fortaleza Knutsen and the Recife Knutsen. The remaining 10% ownership of Knutsen Shuttle Tankers XII KS is held by its general partner, Knutsen Shuttle Tankers XII AS. In addition, as of February 27, 2013, KNOT Shuttle Tankers 17 AS was the owner of the Bodil Knutsen and KNOT Shuttle Tankers 18 AS was the owner of the Windsor Knutsen.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Knutsen NYK Offshore Tankers AS

We have audited the accompanying balance sheet of KNOT Offshore Partners LP as of February 21, 2013. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of KNOT Offshore Partners LP at February 21, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Bergen, Norway

February 28, 2013

KNOT OFFSHORE PARTNERS LP

BALANCE SHEET AS OF FEBRUARY 21, 2013 (DATE OF INCEPTION)

(In US $)

February 21, 2013
Assets	$—

Liabilities	$—

Partners’ Equity:
Limited Partner	$980
General Partner	20
Receivables from partners	(1,000)

Total Liabilities and Partners’ Equity	$—

The accompanying notes are an integral part of the balance sheet.

KNOT OFFSHORE PARTNERS LP

NOTES TO THE BALANCE SHEET AS OF FEBRUARY 21, 2013 (DATE OF INCEPTION)

1. ORGANIZATION AND OPERATIONS

KNOT Offshore Partners LP (the “Partnership”) is a Marshall Islands limited partnership formed on February 21, 2013 to own, operate and acquire shuttle tankers. The Partnership intends to acquire interests in four shuttle tankers from Knutsen NYK Tankers AS which will be accounted for as a transaction under common control.

The Partnership intends to offer common units, representing limited partner interests in the Partnership, pursuant to a public offering. In addition, the Partnership will issue to Knutsen NYK Offshore Tankers AS (1) common units and subordinated units, representing additional limited partner interests in the Partnership and (2) the incentive distribution rights, which entitle the holder to increasing percentages (up to a maximum of 50.0% ) of the distributions the Partnership makes above the highest target level. KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company formed on February 19, 2013, owns the 2% general partner interest in the Partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

This statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Income, Changes in Partners’ Equity and of Cash Flows have not been presented in the financial statement because there have been no activities of the Partnership.

3. SUBSEQUENT EVENTS

Subsequent events have been evaluated from the balance sheet date through February 28, 2013 and it has been determined that there are no other items to disclose.

APPENDIX A

FORM OF

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

KNOT OFFSHORE PARTNERS LP

A-i

A-ii

A-iii

A-iv

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

KNOT OFFSHORE PARTNERS LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF KNOT OFFSHORE PARTNERS LP, dated as of                     , 2013, is entered into by and between KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company, as the General Partner and Knutsen NYK Offshore Tankers AS, a Norwegian private limited liability company, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

Section 1.1    Definitions.    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity and/or asset base of the Partnership Group from the operating capacity and/or asset base of the Partnership Group existing immediately prior to such transaction; provided, however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) the amount of any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly-owned) with respect to such period and (ii) the amount of any net decrease in cash reserves for Operating Expenditures (or the Partnership’s proportionate share of any net decrease in cash reserves for Operating Expenditures in the case of Subsidiaries that are not wholly-owned) over such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) the amount of any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly-owned) with respect to such period; (ii) the amount of any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly-owned) for Operating Expenditures over such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium; and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (a)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus. Adjusted Operating Surplus includes that portion of Operating Surplus in clause (a)(ii) of the definition of Operating Surplus only to the extent that cash is received by the Partnership Group.

“Affiliate” or “Affiliates” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Quantity of IDR Reset Common Units” has the meaning set forth in Section 5.10(a).

“Agreed Value” means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the Board of Directors.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, as it may be amended, supplemented or restated from time to time.

“Annual Meeting” means the meeting of Limited Partners to be held every year, commencing in 2013, to elect the Elected Directors as provided in Section 7.2 and to vote on any other matters brought before the meeting in accordance with this Agreement.

“Appointed Directors” means the members of the Board of Directors appointed by the General Partner in accordance with the provisions of Article VII.

“Associate” means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Audit Committee” means a committee of the Board of Directors composed of a minimum of three members of the Board of Directors then serving who meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act, and the rules and regulations of the Commission thereunder and meet the standards for audit committee composition established by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly-owned) on hand at the end of such Quarter, (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly-owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, and (iii) all cash and cash equivalents on hand on the date of determination of Available Cash resulting from cash distributions received after the end of such Quarter from any Group Member’s equity interest in any Person (other than a Subsidiary), which distributions are paid by such Person in respect of operations conducted by such Person during such Quarter, less

(b) the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly-owned) established by the Board of Directors to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for distributions under Section 6.3 or Section 6.4 in respect of any one or more of the next four Quarters; provided, however, that the Board of Directors may not establish cash reserves pursuant to (iii) above if the effect of establishing such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents, which, pursuant to Section 7.1, and subject to Section 7.11, oversees and directs the operations, management and policies of the Partnership. The Board of Directors shall constitute a committee within the meaning of Section 30(2)(g) of the Marshall Islands Act.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Contribution” means (a) with respect to any Partner, any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) with respect to the General Partner only, (i) distributions of cash that the General Partner is entitled to receive but otherwise waives such that the Partnership retains such cash or (ii) Common Units that the General Partner contributes to the Partnership.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, construction of new or improvement or replacement of existing, capital assets by any Group Member or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, an equity interest, to fund the Group Member’s pro rata share of the cost of the addition or improvement to or the acquisition of existing, or the construction of new, or the improvement or replacement of existing, capital assets by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase the operating capacity and/or asset base of the Partnership Group from the operating capacity and/or asset base of the Partnership Group or such Person, as the case may be, existing immediately prior to such addition, improvement, replacement, acquisition or construction; provided, however, that any such addition, improvement, acquisition or construction that is made solely for investment purposes shall not constitute a Capital Improvement.

“Capital Surplus” has the meaning assigned to such term in Section 6.2(a).

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding a Person liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership or as a member of the Board of Directors, as the case may be.

“Certificate” means a certificate (a) substantially in the form of Exhibit A to this Agreement, (b) issued in global or book entry form in accordance with the rules and regulations of the Depositary or (c) in such other form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of The Marshall Islands as referenced in Section 7.10 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.20(c)) has the meaning assigned to such term in Section 7.20(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Board of Directors, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the Board of Directors.

“Code” means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service” and “Commenced Commercial Service” shall mean the date a Capital Improvement is first put into commercial service by a Group Member following, if applicable, completion of construction, acquisition, development and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.3(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors who are not any of the following: (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership.

“Contribution Agreement” means that certain Contribution and Conveyance Agreement, dated as of                     , 2013, among the General Partner, the Partnership, the Operating Company, KNOT and the other parties named therein, together with the additional conveyance documents and instruments contemplated or referenced thereunder or entered into in connection therewith.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearage with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.3(a)(ii) and the second sentence of Section 6.4 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of additional Common Units that is equal to the excess, if any, of (x) minus (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date(s), and (b) distributions of cash pursuant to the Contribution Agreement in an amount equal to the total amount of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Over-Allotment Option in accordance with Section 5.2, if any.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Elected Directors” means the members of the Board of Directors who are elected as such in accordance with the provisions of Article VII and at least three of whom are not any of the following: (a) security holders, officers or employees of the General Partner, (b) officers or employees of any Affiliate of the General Partner, (c) holders of any ownership interest in the Partnership Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading or (d) United States citizens or residents.

“Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain over the long-term the operating capacity and/or asset base of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly-owned) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. Beginning after the Closing Date, the estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions on equity issued, in each case, to fund the construction of a Capital Improvement and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid in respect of such period shall also be deemed to be debt incurred or equity issued, as the case may be, to fund the construction of a Capital Improvement, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Capital Improvement.

“First Target Distribution” means $         per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2013, it means the product of $          multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.5.

“Fully Diluted Weighted Average Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units plus (b) all Partnership Interests and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case, that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended, such Partnership Interests, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (y) the number of Units issuable upon such conversion, exercise or exchange and (z) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means KNOT Offshore Partners GP LLC, a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, future, cap, floor, collar or other similar agreement or arrangement entered into for the purpose of hedging the Partnership Group’s exposure to fluctuations in the price of interest rates, currencies or commodities in their operations and not for speculative purposes.

“Holder” has the meaning assigned to such term in Section 7.20(a).

“IDR Reset Common Units” has the meaning set forth in Section 5.10(a).

“IDR Reset Election” has the meaning set forth in Section 5.10(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.3.

“Incremental Incentive Distributions” means, with respect to any newly issued equity securities of the Partnership, the incremental amount of any Incentive Distributions payable under Section 6.3 based solely upon the amount of distributions paid in respect of such newly issued equity securities.

“Indemnified Persons” has the meaning assigned to such term in Section 7.20(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), (f) the members of the Board of Directors, (g) the Officers, and (h) any other Person the Board of Directors designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial General Partner Interest” has the meaning set forth in Section 5.1(a).

“Initial Limited Partner Interest” has the meaning set forth in Section 5.1(a).

“Initial Limited Partners” means KNOT and the Underwriters, in each case upon being admitted as Partners to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial public offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units sold pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the Board of Directors, in each case adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters in the Initial Offering or pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member (including assets acquired using Investment Capital Expenditures) other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) capital contributions received; and (e) corporate reorganizations or restructurings.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

“KNOT” means Knutsen NYK Offshore Tankers AS.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the

Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidating Trustee” means one or more Persons selected by the Board of Directors to perform the functions described in Section 12.4.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to, or the replacement of, the capital assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, capital assets) if such expenditure is made to maintain, including over the long term, the operating capacity and/or asset base of the Partnership Group. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures or Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest payments (and related fees) on debt incurred and distributions in respect of equity issued, in each case, to finance the construction or development of a replacement asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction or development period interest payments, or such construction or development period distributions on equity shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction or development of a replacement asset, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction or development of a replacement asset.

“Marshall Islands Act” means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $          per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2013, it means the product of $          multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.5.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, supplemented or restated from time to time, and any successor to such statute.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Norwegian Resident Holders” means all persons (including individuals, entities, partnerships, trusts and estates) that are residents of Norway for purposes of the Tax Act on Income and Wealth.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Officers” has the meaning assigned to such term in Section 7.8(a).

“Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among KNOT, the Partnership, the General Partner, the Operating Company and KNOT Shuttle Tankers AS.

“Operating Company” means KNOT Offshore Partners UK LLC, a Marshall Islands limited liability company, and any successors thereto.

“Operating Company Agreement” means the First Amended and Restated Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly-owned), including taxes, employee and director compensation, reimbursements of expenses of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures, payments made in the ordinary course of business under any Hedge Contracts (provided, (y) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (z) that payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), subject to the following:

(a) deemed repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c) Operating Expenditures shall not include any of (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners, where capital expenditures consist of both (y) Maintenance Capital Expenditures and (z) Expansion Capital Expenditures and/or Investment Capital Expenditures, the Board of Directors (with the concurrence of the Conflicts Committee) shall determine the allocation between the amounts paid for each.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a) the sum of (i) $          million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly-owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (excluding return on capital from Investment Capital Expenditures); provided, that cash receipts from the termination of a Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly-owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions paid on equity issued (including Incremental Incentive Distributions) in connection with the construction of a Capital Improvement or replacement of a capital asset and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence the construction of such Capital Improvement or replacement of such capital asset and ending on the earlier to occur of the date that such Capital Improvement or replacement capital asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related Hedge Contracts), or construction period distributions on equity issued (including Incremental Incentive Distributions), to finance the construction of a Capital Improvement or replacement of a capital asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement of such capital asset for purposes of this clause (iv)), less

(b) the sum of (i) Operating Expenditures for the period beginning immediately after the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly-owned) established by the Board of Directors to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within 12 months after having been incurred and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Board of Directors so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from Investment Capital Expenditures shall be treated as cash receipts only to the extent they are a return on capital, but in no event shall a return of capital be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the Board of Directors.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon the exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Mr. Andrew Beveridge, in his capacity as the organizational limited partner of the Partnership.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group beneficially owns more than 4.9% of the Outstanding Partnership Interests of any class then Outstanding (or would own such percentage in the event this limitation were applied to other Persons or Groups), all Partnership Interests owned by such Person or Group in excess of such limitation shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a Person for election to the Board of Directors pursuant to Section 7.3), determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (a) the General Partner or its Affiliates or (b) any Person or Group who acquired more than 4.9% of any Partnership Interests with the prior approval of the Board of Directors after considering the potential effects of such approval on the Partnership, except, in each case, such limitation shall remain applicable with respect to the voting of Common Units in the election of the Elected Directors as provided in Section 7.2(a)(ii); and provided, further, that Common Units held by Norwegian Resident Holders shall not be considered to be Outstanding with respect to the voting of Common Units in the election of the Elected Directors.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters pursuant to the Underwriting Agreement.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means KNOT Offshore Partners LP, a Marshall Islands limited partnership, and any successors thereto.

“Partnership Group” means the Partnership and its Subsidiaries, including the Operating Company, treated as a single consolidated entity.

“Partnership Interest” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants, restricted units and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.4, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Record Date” means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Board of Directors has caused to be kept as of the closing of business on such Business Day (which books may be kept, at the Board of Directors’ option, by the Transfer Agent).

“Registration Statement” means the Partnership’s Registration Statement on Form F-1 (Registration No. 333-            ) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Reset MQD” has the meaning set forth in Section 5.10(e).

“Reset Notice” has the meaning set forth in Section 5.10(b).

“Second Target Distribution” means $         per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2013, it means the product of $          multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.5.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.2(a) in respect of any Quarter ending on or after March 31, 2016, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the sum of the Minimum Quarterly Distribution during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Weighted Average Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such

Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided, that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to the Operating Company, formed and maintained for the sole purpose of owning or leasing, operating and chartering vessels and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Third Target Distribution” means $         per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2013, it means the product of $          multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10 and Section 6.5.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” or “transfers” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Interests, the Partnership shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means the Underwriting Agreement dated , 2013 among the Underwriters, the Partnership, the General Partner, the Operating Company, KNOT Shuttle Tankers AS and KNOT, providing for the purchase of Common Units from the Partnership by such Underwriters in connection with the Initial Offering.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units, but shall not include (a) General Partner Units (or the General Partner Interest represented thereby) or (b) the Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means (a) during the Subordination Period, at least (i) a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a single class and (ii) a majority of the Outstanding Subordinated Units, voting as a single class, and (b) after the end of the Subordination Period, at least a majority of the Outstanding Common Units, voting as a single class.

“Unit Register” means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Volume-Weighted Average Market Price” means, for a specified period of consecutive Trading Days for the Common Units, an amount equal to (a) the cumulative sum of the products of (x) the sale price for each trade of Common Units occurring during such period multiplied by (y) the number of Common Units sold at such price, divided by (b) the total number of Common Units so traded during such period.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b)(i).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or similar financing arrangement available to a Group Member, provided, that when such borrowing is incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional Working Capital Borrowings.

Section 1.2    Construction.    Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.    The General Partner and the Organizational Limited Partner previously formed the Partnership as a limited partnership pursuant to the provisions of the Marshall Islands Act. The Organizational Limited Partner previously sold its Initial Limited Partner Interest to KNOT. The General Partner

and KNOT hereby amend and restate the original Agreement of Limited Partnership of the Partnership in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name.    The name of the Partnership shall be “KNOT Offshore Partners LP”. The Partnership’s business may be conducted under any other name or names as determined by the Board of Directors. The words “Limited Partnership” or the letters “LP” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of Directors may change the name of the Partnership at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices.    Unless and until changed by the Board of Directors, the registered office of the Partnership in The Marshall Islands shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH 96960, and the registered agent for service of process on the Partnership in The Marshall Islands at such registered office shall be The Trust Company of The Marshall Islands, Inc. The principal office of the Partnership shall be located at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, or such other place as the Board of Directors may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside The Marshall Islands as the Board of Directors determines to be necessary or appropriate. The address of the General Partner shall be at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.    The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member.

Section 2.5    Powers.    The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Term.    The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.

Section 2.7    Title to Partnership Assets.    Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the Board of Directors may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General

Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the Board of Directors determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Board of Directors. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.    The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act. The General Partner shall be liable for the obligations of the Partnership.

Section 3.2    Management of Business.    No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 30 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.    Subject to the provisions of Section 7.13 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4    Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by the Marshall Islands Act, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to:

(i) have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(ii) obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iii) have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto;

(iv) obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(v) obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The Board of Directors may keep confidential from the Limited Partners, for such period of time as the Board of Directors deems reasonable, (i) any information that the Board of Directors reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Board of Directors in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.    Notwithstanding anything otherwise to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Chairman of the Board of Directors, President, Chief Executive Officer or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. If a Transfer Agent has been appointed for a class of Partnership Interests, no Certificate for such class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership. If Common Units are evidenced by Certificates, on or after the date on which Subordinated Units are converted into Common Units pursuant to the terms of Section 5.6, the Record Holders of such Subordinated Units (a) if the Subordinated Units are evidenced by Certificates, may exchange such Certificates for Certificates evidencing Common Units or (b) if the Subordinated Units are not evidenced by Certificates, shall be issued Certificates evidencing Common Units.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent (for Common Units) or the Partnership (for Partnership Interests other than Common Units), the appropriate Officers on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate Officers on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units), as applicable, shall countersign, a new Certificate in place of any Certificate previously issued, or issue uncertificated Units, if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate or the issuance of uncertificated Units before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Board of Directors may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Board of Directors.

If a Limited Partner fails to notify the Partnership within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate or uncertificated Units.

(c) As a condition to the issuance of any new Certificate or uncertificated Units under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.    The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Record Holder of such Partnership Interest and (b) shall be bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Units to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage, but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner, and the term “transfer” shall not mean any such disposition.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate Officers on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Partnership for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) By acceptance of the transfer of a Limited Partner Interest in accordance with this Section 4.5 and except as otherwise provided in Section 4.8, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to the provisions set forth in this Article IV and applicable securities laws, Limited Partner Interests shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to March 31, 2023, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (y) the merger or consolidation of the General Partner with or into such other Person or (z) the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after March 31, 2023, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member under the laws of any such entity’s jurisdiction of formation and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of

Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.    Prior to March 31, 2018, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to March 31, 2018, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by KNOT and its Affiliates). On or after March 31, 2018, any holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, (a) the transfer of Common Units issued pursuant to Section 5.10 shall not be treated as a transfer of all or any part of the Incentive Distribution Rights and (b) no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner’s exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3.

Section 4.8    Restrictions on Transfers.

(a) Except as provided in Section 4.8(b) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws, laws of the Republic of the Marshall Islands or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.

(b) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Contributions Prior to the Closing Date.

(a) In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner made an initial Capital Contribution in the amount of $20, for a 2% General Partner Interest in the Partnership (the “Initial General Partner Interest”) and was admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution in the amount of $980 for a 98% limited partner interest in the Partnership (the “Initial Limited Partner Interest”) and was admitted as a Limited Partner of the Partnership.

(b) Prior to the date hereof, KNOT purchased from the Organizational Limited Partner the Initial Limited Partner Interest.

(c) As of the Closing Date, the Initial Limited Partner Interest shall be redeemed as provided in the Contribution Agreement and the initial Capital Contributions of (i) the Organizational Limited Partner and (ii) the General Partner will be refunded.

Section 5.2    Initial Unit Issuances; Tax Election; Initial Contributors and Redemption of Common Units.

(a) On the Closing Date, automatically pursuant to this Agreement and the Contribution Agreement (i) KNOT will contribute to the Partnership 98% of its interest in KNOT Shuttle Tankers AS in exchange for (A) Common Units, representing a         % limited partner interest in the Partnership, (B) Subordinated Units, representing a         % limited partner interest in the Partnership, (C) all of the Incentive Distribution Rights and (D) the right to receive the Deferred Issuance and Distribution, KNOT will contribute to the General Partner 2.0% of its interest in KNOT Shuttle Tankers AS in exchange for LLC interests therein and (iii) the General Partner will contribute the interest in KNOT Shuttle Tankers AS it received in item (ii) to the Partnership in exchange for the continuation of its General Partner Interest equal to a 2.0% Percentage Interest (after giving effect to the Over-Allotment Option and the Deferred Issuance and Distribution).

(b) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter contributed cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(d) Effective on or before the Closing Date, the Partnership shall elect to be treated as an association taxable as a corporation solely for U.S. federal income tax purposes.

(e) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the                      Common Units and                      Subordinated Units issuable pursuant to Section 5.2(a), (ii) any Common Units issued pursuant to the Deferred Issuance and Distribution, (iii) the Common Units issued to the Underwriters as described in subparagraphs (b) and (c) hereof and (iv) the Incentive Distribution Rights.

Section 5.3    Interest and Withdrawal.    No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.4    Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.4(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the Board of Directors, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (iv) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Interest; and (vii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.4, including Common Units issued in connection with the Deferred Issuance and Distribution, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.10, (iv) the admission of additional Limited Partners and (v) all additional issuances of Partnership Interests. The Board of Directors shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The Board of Directors shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

Section 5.5    Limitations on Issuance of Additional Partnership Interests.    The Partnership may issue an unlimited number of Partnership Interests (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.4 without the approval of the Partners; provided, however, that no fractional units shall be issued by the Partnership; and provided, further, that without the approval of the General Partner, the Partnership shall not issue any equity where such issuance (as determined by the Board of Directors) (a) is not reasonably expected to be accretive to equity within 12 months of issuance or (b) would otherwise have a material adverse impact on the General Partner, the General Partner Interest or the ability of the Partnership to satisfy the tests set forth in the definition of Subordination Period.

Section 5.6    Conversion of Subordinated Units to Common Units.

(a) The Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.

(b) Notwithstanding any other provision of this Agreement, the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

Section 5.7    Limited Preemptive Right.

(a) Except as provided in this Section 5.7, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than Common Units issued pursuant to Section 5.2(a), Section 5.2(b) and Section 5.2(c) and Common Units issued in connection with a reset of the Incentive Distribution target levels or the issuance of Limited Partner Interests upon conversion of outstanding Limited Partner Interests), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest immediately prior to such issuance by (B) 100 less the General Partner’s Percentage Interest immediately prior to such issuance by (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. The General Partner shall not be obligated to make additional Capital Contributions to the Partnership.

Section 5.8    Splits and Combinations.

(a) Subject to Section 5.8(d) and Section 6.5 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b) Whenever such a Pro Rata distribution, subdivision or combination of Partnership Interests is declared, the Board of Directors shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Board of Directors also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Board of Directors shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate or uncertificated Partnership Interest, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.9    Fully Paid and Non-Assessable Nature of Limited Partner Interests.    All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.

Section 5.10    Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.10, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units Outstanding and the Partnership has made a distribution pursuant to Section 6.3(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.10(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate shares of a number of Common Units (“IDR Reset Common Units”) derived by dividing (i) the average of the aggregate amount of cash distributions made by the Partnership for each of the two full Quarters immediately preceding the giving of the Reset Notice in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for each of the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). If at the time of any IDR Reset Election the General Partner and its Affiliates are not the holders of a majority interest of the Incentive Distribution Rights, then the IDR Reset Election shall be subject to the prior approval of the Board of Directors that the conditions described in the immediately preceding sentence have been satisfied. Upon the issuance of such IDR Reset Common Units, the Partnership will issue to the General Partner that number of additional General Partner Units equal to the product of (i) the quotient obtained by dividing (A) the Percentage

Interest of the General Partner immediately prior to such issuance by (B) a percentage equal to 100% less such Percentage Interest and (ii) the number of such IDR Reset Common Units, and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange for such issuance. The making of the IDR Reset Election in the manner specified in Section 5.10(b) shall cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.10(c) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive IDR Reset Common Units and the General Partner will become entitled to receive General Partner Units on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.10(c), unless the IDR Reset Election is rescinded pursuant to Section 5.10(d).

(b) To exercise the right specified in Section 5.10(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units that each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the General Partner will become entitled to receive the related additional General Partner Units on the 15th Business Day after receipt by the Partnership of the Reset Notice, and the Partnership may issue Certificates for the Common Units or uncertificated Partnership Interests to the holder or holders of the Incentive Distribution Rights.

(d) If the principal National Securities Exchange upon which the Common Units are then traded has not approved the listing or admission for trading of the Common Units to be issued pursuant to this Section 5.10 on or before the 30th calendar day following the Partnership’s receipt of the Reset Notice and such approval is required by the rules and regulations of such National Securities Exchange, then the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right to either rescind the IDR Reset Election or elect to receive other Partnership Interests having such terms as the General Partner may approve, with the approval of the Conflicts Committee, that will provide (i) the same economic value, in the aggregate, as the Aggregate Quantity of IDR Reset Common Units would have had at the time of the Partnership’s receipt of the Reset Notice, as determined by the General Partner, and (ii) for the subsequent conversion (on terms acceptable to the National Securities Exchange upon which the Common Units are then traded) of such Partnership Interests into Common Units within not more than 12 months following the Partnership’s receipt of the Reset Notice upon the satisfaction of one or more conditions that are reasonably acceptable to the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights).

(e) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted at the time of the issuance of Common Units or other Partnership Interests pursuant to this Section 5.10 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the average cash distribution amount per Common Unit for the two Quarters immediately prior to the Partnership’s receipt of the Reset Notice (the “Reset MQD”), (ii) the First Target Distribution shall be reset to equal 115% of the Reset MQD, (iii) the Second Target Distribution shall be reset to equal to 125% of the Reset MQD and (iv) the Third Target Distribution shall be reset to equal 150% of the Reset MQD.

ARTICLE VI

DISTRIBUTIONS

Section 6.1    Allocations.    The Partnership shall determine its profit or loss and allocate such profit or loss among the Partners in a manner determined appropriate so as to cause, to the extent possible, a capital account maintained with respect to each Partnership Interest to equal the excess of (a) the hypothetical distribution that would be paid with respect to such Partnership Interest in the event the Partnership sold all of its assets for their respective book values (as determined for such purpose), satisfied all outstanding liabilities (limited, with respect to nonrecourse liabilities, to the book value of the assets securing such liabilities) and distributed the remaining proceeds in accordance with Section 12.4, over (b) the sum of the outstanding balance of any nonrecourse liabilities not required to be repaid in the event of such a hypothetical liquidation that are properly allocable to losses or distributions with respect to such Partnership Interest and the amount (if any) that would be required to be contributed to the Partnership with respect to such Partnership Interest upon such a hypothetical liquidation; provided that the Partnership may deviate from the foregoing, as determined necessary or appropriate, for proper administration of the Partnership or otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof).

Section 6.2    Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2013, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 51 of the Marshall Islands Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Board of Directors. All amounts of Available Cash distributed by the Partnership on any date following the Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners following the Closing Date pursuant to Section 6.3 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.4, be deemed to be “Capital Surplus.” Notwithstanding any provision to the contrary contained in this Agreement, the Partnership shall not make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate the Marshall Islands Act or any other applicable law.

(b) Notwithstanding the first three sentences of Section 6.2(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.3    Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period. Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.2 or Section 6.4 shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise contemplated by Section 5.4 in respect of other Partnership Interests issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.5, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.3(a)(vii).

(b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.2 or Section 6.4, shall subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.4(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter

(ii) Second, 100% to the General Partner and the Unitholders Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.5, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.3(b)(v).

Section 6.4    Distributions of Available Cash from Capital Surplus.    Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.2(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, unless the provisions of Section 6.2 require otherwise, 100% to the General Partner and the Unitholders Pro Rata, until the Minimum Quarterly Distribution is reduced to zero pursuant to the second sentence of Section 6.5. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.3.

Section 6.5    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.    The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.8. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the announcement of the distribution. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

Section 6.6    Special Provisions Relating to the Holders of Subordinated Units.    Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in distributions made with respect to Common Units.

Section 6.7    Special Provisions Relating to the Holders of Incentive Distribution Rights.    Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, or (ii) be entitled to any distributions other than as provided in Section 6.3(a)(v), 6.3(a)(vi) and 6.3(a)(vii), 6.3(b)(iii), Section 6.3(b)(iv) and 6.3(b)(v), and Section 12.4.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a) Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be vested exclusively in the Board of Directors and, subject to the direction of the Board of Directors and in accordance with the provisions of Section 7.8, the Officers. No Limited Partner shall have any management power or control over the business and affairs of the Partnership. Thus, except as expressly provided in this Agreement, the business and affairs of the Partnership shall be managed by or under the direction of the Board of Directors, and the day-to-day activities of the Partnership shall be conducted on the Partnership’s behalf by the Officers. In order to enable the Board of Directors to manage the business and affairs of the Partnership, the General Partner, except as otherwise expressly provided in this Agreement, hereby irrevocably delegates to the Board of Directors all management powers over the business and affairs of the Partnership that it may now or hereafter possess under applicable law. The General Partner further agrees to take any and all action necessary and appropriate, in the sole discretion of the Board of Directors, to effect any duly authorized actions by the Board of Directors, including executing or filing any agreements, instruments or certificates, delivering all documents, providing all information and taking or refraining from taking action as may be necessary or appropriate to achieve the effective delegation of power described in this Section 7.1(a). Each of the Partners and each Person who may acquire an interest in a Partnership Interest hereby approves, consents to, ratifies and confirms such delegation. The delegation by the General Partner to the Board of Directors of management powers over the business and affairs of the Partnership pursuant to the provisions of this Agreement shall not cause the General Partner to cease to be a general partner of the Partnership nor shall it cause the Board of Directors or any member thereof to be a general partner of the Partnership or to have or be subject to the liabilities of a general partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests hereby (i) approves, consents to, ratifies and confirms the General Partner’s delegation of management powers to the Board of Directors pursuant to paragraph (a) of this Section 7.1; (ii) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (iii) agrees that the General Partner (on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (ii) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Underwriting Agreement or described in or filed as exhibits to the Registration Statement, in each case, on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests; and (iv) agrees that the execution, delivery or performance by the Board of Directors, the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the Board of Directors or the General Partner of any duty that the Board of Directors or the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    The Board of Directors; Election and Appointment; Term; Manner of Acting.

(a) The initial Board of Directors shall consist of the following four individuals, all of whom shall be Appointed Directors and serve until the 2013 Annual Meeting: Trygve Seglem, John Costain, Yutaka Higurashi and Yoshiyuki Konuma. Following the 2013 Annual Meeting, the Board of Directors shall consist of seven individuals, three of whom shall be Appointed Directors and four of whom shall be Elected Directors. The Elected Directors shall be divided into four classes: Class I, comprising one Elected Director, Class II, comprising one Elected Director, Class III, comprising one Elected Director and Class IV, comprising one Elected Director. Any vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6. The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i) The Appointed Directors shall be appointed by the General Partner on the date of the 2013 Annual Meeting, and each Appointed Director shall hold office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal; and

(ii) The Class I Elected Director shall be elected at the 2013 Annual Meeting for a one-year term expiring on the date of the first succeeding Annual Meeting, the Class II Elected Director shall be elected at the 2013 Annual Meeting for a two-year term expiring on the second succeeding Annual Meeting, the Class III Elected Director shall be elected at the 2013 Annual Meeting for a three-year term expiring on the third succeeding Annual Meeting and the Class IV Director shall be elected at the 2013 Annual Meeting for a four-year term expiring on the fourth succeeding Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units present in person or represented by proxy at the Annual Meeting with each Outstanding Common Unit having one vote.

(b) Except as provided in paragraph (a)(ii) above with respect to the Elected Directors elected at the 2013 Annual Meeting, each member of the Board of Directors appointed or elected, as the case may be, at an Annual Meeting shall hold office until the fourth succeeding Annual Meeting and until his successor is duly elected or appointed, as the case may be, and qualified, or until his earlier death, resignation or removal.

(c) Each member of the Board of Directors shall have one vote. The vote of the majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the number of members of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a quorum is present at a meeting, a majority of the members of the Board of Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7.3    Nominations of Elected Directors.    The Board of Directors shall be entitled to nominate individuals to stand for election as Elected Directors at an Annual Meeting. In addition, any Limited Partner or Group of Limited Partners that beneficially owns 10% or more of the Outstanding Common Units shall be entitled to nominate one or more individuals to stand for election as Elected Directors at an Annual Meeting by providing written notice thereof to the Board of Directors not more than 120 days and not less than 90 days prior to the date of such Annual Meeting; provided, however, that in the event that the date of the Annual Meeting was not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board of Directors not later than the close of business on the 10th day following the date on which the date of the Annual Meeting was announced. Such notice shall set forth (a) the name and address of the Limited Partner or Limited Partners making the nomination or nominations, (b) the number of Common Units beneficially owned by such Limited Partner or Limited Partners, (c) such information regarding the nominee(s) proposed by the Limited Partner or Limited Partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Commission had the nominee(s) been nominated or intended to be nominated to the Board of Directors, (d) the written consent of each nominee to serve as a member of the Board of Directors if so elected and (e) a certification that such nominee(s) qualify as Elected Directors.

Section 7.4    Removal of Members of Board of Directors.    Members of the Board of Directors may only be removed as follows:

(a) Any Appointed Director may be removed at any time, (i) without Cause, only by the General Partner and, (ii) with Cause, by (x) the General Partner, (y) by the affirmative vote of the holders of a majority of the Outstanding Units at a properly called meeting of the Limited Partners or (z) by the affirmative vote of a majority of the other members of the Board of Directors.

(b) Any Elected Director may be removed at any time, with Cause, only by the affirmative vote of a majority of the other members of the Board of Directors or at a properly called meeting of the Limited Partners only by the affirmative vote of the holders of a majority of the Outstanding Common Units.

Section 7.5    Resignations of Members of the Board of Directors.    Any member of the Board of Directors may resign at any time by giving written notice to the Board of Directors. Such resignation shall take effect at the time specified therein.

Section 7.6    Vacancies on the Board of Directors.    Vacancies on the Board of Directors may be filled only as follows:

(a) If any Appointed Director is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the General Partner shall, in its individual capacity, appoint an individual to fill the vacancy.

(b) If any Elected Director is removed, resigns or is unable to serve as a member of the Board of Directors, the vacancy shall be filled by a majority of the Elected Directors then serving.

(c) A director appointed or elected pursuant to this Section 7.6 to fill a vacancy shall be appointed or elected, as the case may be, for no more than the unexpired term of his predecessor in office.

Section 7.7    Meetings; Committees; Chairman.

(a) Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors. Notice of such regular meetings shall not be required. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors and shall be called by the Secretary upon the written request of two members of the Board of Directors, on at least 48 hours prior written notice to the other members. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law. Attendance of a member of the Board of Directors at a meeting (including pursuant to the penultimate sentence of this Section 7.7(a)) shall constitute a waiver of notice of such meeting, except where such member attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors. Members of the Board of Directors may participate in and hold meetings by means of conference telephone, videoconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting. The Board of Directors may establish any additional rules governing the conduct of its meetings that are not inconsistent with the provisions of this Agreement.

(b) The Board of Directors shall appoint the members of the Audit Committee and the Conflicts Committee. The Audit Committee and the Conflicts Committee shall, in each case, perform the functions delegated to it pursuant to the terms of this Agreement and such other matters as may be delegated to it from time to time by resolution of the Board of Directors. The Board of Directors, by a majority of the whole Board of Directors, may appoint one or more additional committees of the Board of Directors to consist of one or more members of the Board of Directors, which committee(s) shall have and may exercise such of the powers and authority of the Board of Directors (including in respect of Section 7.1) with respect to the management of the business and affairs of the Partnership as may be provided in a resolution of the Board of Directors. Any committee designated pursuant to this Section 7.7(b) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures and shall meet at such times and at such place or places as may be provided by such rules or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the taking of any action. Any action required or permitted to be taken at a meeting of a committee of the Board of Directors may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the committee of the Board of Directors. Subject to the first sentence of this Section 7.7(b), the Board of Directors may designate one or more members of the Board of Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee. Subject to the first sentence of this Section 7.7(b), in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

(c) The Appointed Directors may designate one of the members of the Board of Directors as Chairman of the Board of Directors. The Initial Chairman of the Board of Directors shall be Trygve Seglem. The Chairman of the Board of Directors, if any, and if present and acting, shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board of Directors, another member of the Board of Directors chosen by the Appointed Directors shall preside. If, at any time, the Board of Directors consists solely of Elected Directors, the Board of Directors may designate one of its members as Chairman of the Board of Directors and shall, in the absence of the Chairman of the Board of Directors at a meeting of the Board of Directors, designate another member of the Board of Directors to preside at the meeting.

Section 7.8 Officers.

(a) The Board of Directors, as set forth below, shall appoint or designate agents of the Partnership, referred to as “Officers” of the Partnership as described in this Section 7.8. Such Officers may be employed by any Group Member directly or may be employed by one or more third parties, including KNOT and its Affiliates, and designated by the Board of Directors to perform officer functions for the benefit of the Partnership.

(b) The Board of Directors shall appoint or designate such Officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the Partnership, who shall hold such titles, exercise such powers and authority and perform such duties as shall be determined from time to time by resolution of the Board of Directors. The Officers may include a Chairman of the Board of Directors, an Executive Vice Chairman or Vice Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer, any and all Vice Presidents, a Secretary, any and all Assistant Secretaries, a Treasurer, any and all Assistant Treasurers and any other Officers appointed or designated by the Board of Directors pursuant to this Section 7.8. Any person may hold two or more offices.

(c) The Officers, including any Officer employed by a third party and designated by the Board of Directors to perform officer services for the benefit of the Partnership, shall be appointed by the Board of Directors at such time and for such terms as the Board of Directors shall determine. Any Officer may be removed, with or without Cause, only by the Board of Directors. Vacancies in any office may be filled only by the Board of Directors.

(d) The Board of Directors may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

(e) Unless otherwise provided by resolution of the Board of Directors, no Officer shall have the power or authority to delegate to any Person such Officer’s rights and powers as an Officer to manage the business and affairs of the Partnership.

Section 7.9    Compensation of Directors.    The members of the Board of Directors who are not employees of the Partnership, the General Partner or its Affiliates shall receive such compensation for their services as members of the Board of Directors or members of a committee of the Board of Directors shall determine. In addition, the members of the Board of Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 7.10    Certificate of Limited Partnership.    The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of The Marshall Islands as required by the

Marshall Islands Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the Board of Directors determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in The Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the Board of Directors determines such action to be necessary or appropriate, the General Partner shall file or cause to be filed amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of The Marshall Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.11    Restrictions on the Authority of the Board of Directors and the General Partner.

(a) Except as otherwise provided in this Agreement, neither the Board of Directors nor the General Partner may, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.

(b) Except as provided in Articles XII and XIV, the Board of Directors may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority and the General Partner; provided, however, that this provision shall not preclude or limit the ability of the Board of Directors to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. The transfer of the General Partner Interest to and the election of a successor general partner of the Partnership shall be made in accordance with Section 4.6, Section 11.1 and Section 11.2.

Section 7.12    Reimbursement of the General Partner.

(a) Except as provided in this Section 7.12 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the Board of Directors may determine, for any direct and indirect expenses it incurs that are allocable to the Partnership Group or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group, which amounts shall also include reimbursement for any Common Units purchased to satisfy obligations of the Partnership under any of its equity compensation plans). The Board of Directors shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.12 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.15.

(c) Subject to the applicable rules and regulations of the National Securities Exchange on which the Common Units are listed, the Board of Directors, without the approval of the Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the Partnership, the General Partner or any of its Affiliates, in each case for the benefit of employees and directors of the Partnership, the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates from the Partnership or otherwise to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.12(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.12(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.13    Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not acquire or own any Five-Year Vessels (as such term is defined in the Omnibus Agreement).

(b) KNOT, the Partnership, the General Partner and the Operating Company have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of KNOT and certain of its Affiliates to acquire or own any Five-Year Vessels (as such term is defined in the Omnibus Agreement).

(c) Except as specifically restricted by Section 7.13(a) or the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner. Notwithstanding anything to the contrary in this Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.13 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided, that such Indemnitee (including the General Partner) does not engage in such business or activity as a result of using confidential or proprietary information provided by or on behalf of the Partnership to such Indemnitee (including the General Partner).

(e) The General Partner and each of its Affiliates may own and acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” as used in this Section 7.13(e) with respect to the General Partner shall not include any Group Member.

Section 7.14    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner and the Board of Directors may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’ length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner and the Board of Directors. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.14(a) and Section 7.14(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the Board of Directors. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner or the Board of Directors shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates or the Board of Directors to the Partnership or the Limited Partners if the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.15    Indemnification.

(a) To the fullest extent permitted by the Marshall Islands Act but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.15, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and, provided, further, that no indemnification pursuant to this Section 7.15 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership).

Any indemnification pursuant to this Section 7.15 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by the Marshall Islands Act, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.15(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.15.

(c) The indemnification provided by this Section 7.15 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the Board of Directors and the General Partner, its Affiliates and such other Persons as the Board of Directors shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement or law.

(e) For purposes of this Section 7.15, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.15(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.15 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.15 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.15 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.16    Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired

Partnership Interests or are otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to their obligations and duties as members of the Board of Directors or as the General Partner, respectively, set forth in Section 7.1(a), members of the Board of Directors and the General Partner may exercise any of the powers granted to them and perform any of the duties imposed upon them hereunder either directly or by or through its agents, and the members of the Board of Directors and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors or the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.16 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.16 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.17    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, or any member of the Board of Directors, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner and the Board of Directors may but shall not be required in connection with the resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner or the Board of Directors, as the case may be, may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is sought, then, notwithstanding any other provision of this Agreement or law that would otherwise apply, (x) the Conflicts Committee will be authorized in connection with its determination of whether to provide Special Approval to consider any and all factors as it determines to be relevant or appropriate under the circumstances and (y) it will be presumed that, in making its decision, the Conflicts Committee acted in good faith, and if Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision the Board of Directors, acted in good faith, and, in either case, in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or of any duty hereunder or existing at law, in equity or otherwise.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner, any Record Holder or any other Person bound by this Agreement, and, to the fullest extent permitted by law, the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Interest or Incentive Distribution Rights, if any, to the extent permitted under this Agreement, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Whenever the Board of Directors makes a determination or takes or declines to take any other action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the Board of Directors, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) approve the sale or other disposition of any asset of the Partnership Group (if such approval is required pursuant to Section 7.11(b)) or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall, in each case, be at their option.

(f) Except as expressly set forth in this Agreement, neither the General Partner nor the Board of Directors or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the Board of Directors or the General

Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the Board of Directors or the General Partner or such other Indemnitee.

(g) The Unitholders hereby authorize the Board of Directors, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.17.

Section 7.18    Other Matters Concerning the General Partner and the Board of Directors.

(a) The General Partner and the Board of Directors may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and the Board of Directors may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by either of them, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or the Board of Directors reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.19    Purchase or Sale of Partnership Interests.    The Board of Directors may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided, however, that the Board of Directors may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.20    Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.20, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations in total pursuant to this Section 7.20(a), no more than one of which shall be required to be made at any time that the Partnership is not eligible to use Form F-3 (or a comparable form) for the registration under the Securities Act of its securities; and, provided, further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.20(a) not to be utilized more than once in any 12-month period. The Partnership shall use its commercially reasonable efforts to resolve any deferral with respect to any such registration and/or filing. Except as provided in the first sentence of this Section 7.20(a), the Partnership shall be deemed not to have used all its commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Interests covered thereby not being able to offer and sell such Partnership Interests at any time during such period, unless such action is required by applicable law or regulations. In connection with any registration pursuant to this Section 7.20(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity interests of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use its commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.20(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.20, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.15, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.20(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary, free writing or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary, free writing or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.20(a) and Section 7.20(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.20(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.20 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.20.

(f) Any request to register Partnership Interests pursuant to this Section 7.20 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.21    Reliance by Third Parties.    Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Board of Directors, the General Partner and any Officer authorized by the Board of Directors to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Board of Directors, the General Partner or any such Officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Board of Directors, the General Partner or any such Officer in connection with any such dealing. In no event shall any Person dealing with the Board of Directors, the General Partner or any such Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Board of Directors, the General Partner or any such Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Board of Directors, the General Partner, the Officers or representatives of the General Partner authorized by the General Partner or the Board of Directors shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.    The Partnership shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.    The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit as of a date selected by the Board of Directors, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Board of Directors.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website), to each Record Holder of a Unit, as of a date selected by the Board of Directors, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the Board of Directors determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Elections and Information.

(a) The Partnership is authorized and has elected to be treated as an association taxable as a corporation for U.S. federal income tax purposes. Except as otherwise provided herein, the Board of Directors shall determine whether the Partnership should make any other elections permitted by any applicable tax law.

(b) The tax information reasonably required by Record Holders for U.S. federal income tax reporting purposes with respect to a calendar taxable year shall be furnished to them within 90 days of the close of each calendar year.

(c) Each Partner shall provide the Partnership with all information reasonably requested by the Partnership to enable the Partnership to claim the exemption from U.S. federal income tax under Section 883 of the Code.

Section 9.2    Tax Withholding.    Notwithstanding any other provision of this Agreement, the Board of Directors is authorized to take any action that may be required or advisable to cause the Partnership and other Group Members to comply with any withholding requirements with respect to any tax established under any U.S. federal, state or local or any non-U.S. law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount with respect to a distribution or payment to or for the benefit of any Partner, the Board of Directors may treat the amount withheld as a distribution of cash to such Partner in the amount of such withholding from such Partner.

Section 9.3    Conduct of Operations.    The Board of Directors shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.    Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, KNOT and the Underwriters as described in Section 5.1 and Section 5.2, the Board of Directors shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2    Admission of Additional Limited Partners.

(a) From and after the Closing Date, by acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger, consolidation or conversion pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).

Section 10.3    Admission of Successor General Partner.    A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all or part of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6; provided, however, that no such Person shall be admitted to the Partnership as a successor or additional General Partner until compliance with the terms of Section 4.6 has occurred and such Person has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor or additional General Partner is hereby authorized to and shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Amendment of Agreement and Certificate of Limited Partnership.    To effect the admission to the Partnership of any Partner, the Board of Directors shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Board of Directors shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a voluntary petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidating trustee of the General Partner or of all or any substantial part of its properties;

(v) The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi)(A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of 90 days after the date of notice to the General Partner of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances:

(i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on March 31, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member;

(ii) at any time after 12:00 midnight, prevailing Eastern Time, on March 31, 2023, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice (provided, that, prior to the effective date of such withdrawal, the General Partner delivers to the Partnership a Withdrawal Opinion of Counsel);

(iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or

(iv) notwithstanding clause (i) of this Section 11.1(b), at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.    The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates), voting as a single class. Any such action by such holders or the Board of Directors for removal of the General Partner must also provide for the election of a successor General Partner by the majority vote of the outstanding Common Units and Subordinated Units, voting together as a single class. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, (A) the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and its Incentive Distribution Rights, if any, (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure and (B) the other holders of the Incentive Distribution Rights shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require such successor to purchase such holders’ Incentive Distribution Rights in exchange for an amount in cash equal to the fair market value of such Incentive Distribution Rights, such amount to be determined and payable as of the effective date of the Departing General Partner’s departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest in exchange for an amount in cash equal to such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.12, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest and the value of the Incentive Distribution Rights held by holders other than the Departing General Partner shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner and the value of the Incentive Distribution Rights held by holders other than the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (i) the quotient obtained by dividing (A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (ii) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.    Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal, (a) the Subordination Period will end and all Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (b) all Cumulative Common Unit Arrearages on the Common Units will be extinguished, (c) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3 and (d) the other holders of the Incentive Distribution Rights will have the right to convert their Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.

Section 11.5    Withdrawal of Limited Partners.    No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.    The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor or additional General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or Section 11.2, the Partnership shall not be dissolved and the Board of Directors shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Partnership by the General Partner and our Board of Directors that is approved by the holders of a Unit Majority;

(b) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Marshall Islands Act;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands Act; or

(d) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or Section 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.    Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by the Marshall Islands Act, within 180 days thereafter, the holders of a Unit Majority may elect in writing to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing, effective as of the date of the Event of Withdrawal, as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall dissolve and conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

Section 12.3    Liquidating Trustee.    Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the Board of Directors shall select one or more Persons to act as Liquidating Trustee. The Liquidating Trustee (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidating Trustee (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. Upon dissolution, removal or resignation of the Liquidating Trustee, a successor and substitute Liquidating Trustee (who shall have and succeed to all rights, powers and duties of the original Liquidating Trustee) shall within 30 days thereafter be approved by the holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The right to approve a successor or substitute Liquidating Trustee in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidating Trustee approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidating Trustee approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Board of Directors and the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.11(b)) necessary or appropriate to carry out the duties and functions of the Liquidating Trustee hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.    The Liquidating Trustee shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidating Trustee, subject to the Marshall Islands Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidating Trustee and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidating Trustee may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidating Trustee may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) The Liquidating Trustee shall first satisfy the liabilities of the Partnership. Liabilities of the Partnership include amounts owed to the Liquidating Trustee as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidating Trustee shall either settle such claim for such amount as it deems appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in this Section 12.4 shall be distributed as follows:

(i) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation exceeds the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to such Current Market Price of a Common Unit;

(B) Second (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to such Current Market Price of a Common Unit; and

(C) Thereafter (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(C);

(ii) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit (as calculated prior to the distribution specified in clause (ii)(A) above); and

(D) Thereafter, (x) to the General Partner in accordance with its Percentage Interest; (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro

Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(D);

Section 12.5    Cancellation of Certificate of Limited Partnership.    Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.    The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.    To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Without Approval of the Limited Partners or the General Partner.    The General Partner and each Limited Partner agree that the Board of Directors, without the approval of any Limited Partner or, subject to Section 5.5, the General Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the Board of Directors determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the Marshall Islands Act;

(d) a change that the Board of Directors determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the Board of Directors pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the Board of Directors determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the Board of Directors shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the members of the Board of Directors, or the General Partner or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee

Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the Board of Directors, and if required by Section 5.5, the General Partner, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Interests pursuant to Section 5.4;

(h) an amendment that the Board of Directors determines to be necessary or appropriate for the authorization of additional Partnership Interests or rights to acquire Partnership Interests, including any amendment that the Board of Directors determines is necessary or appropriate in connection with:

(i) the adjustments of the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution in connection with the IDR Reset Election in accordance with Section 5.10;

(ii) the implementation of the provisions relating to KNOT’s right to reset its Incentive Distribution Rights in exchange for Common Units;

(iii) any modification of the Incentive Distribution Rights made in connection with the issuance of additional Partnership Interests or rights to acquire Partnership Interests, provided, that, with respect to this clause (iii), any such modifications to the Incentive Distribution Rights and the related issuance of Partnership Interests have received Special Approval; or

(iv) any amendment expressly permitted in this Agreement to be made by the Board of Directors acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the Board of Directors determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a conversion, merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.    Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by, or with the written consent of, the Board of Directors; provided, however, that the Board of Directors shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, any Record Holder or any other Person and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the Board of Directors and, if applicable, the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Board of Directors shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Board of Directors shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its

Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner’s option.

(c) Except as provided in Section 14.3, and without limitation of the Board of Directors’ authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.    All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner, the Board of Directors or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the Board of Directors one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the Unitholders pursuant to this Agreement. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Board of Directors shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Board of Directors on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.    Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1 at least 10 days in advance of such meeting. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.    For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the Board of Directors may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the Board of Directors to give such approvals. If the Board of Directors does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the Board of Directors in accordance with Section 13.11.

Section 13.7    Adjournment.    When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.    The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.    The holders of 33 1/3% of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner and its Affiliates) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner and its Affiliates). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner and its Affiliates) and represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.    The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Chairman of the Board of Directors shall serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Board of Directors. The Board of Directors may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.    If authorized by the Board of Directors, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The Board of Directors may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Board of Directors. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the Board of Directors, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Board of Directors, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Board of Directors to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1    Authority.    The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2    Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the approval of the Board of Directors and the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, neither the Board of Directors nor the General Partner shall have a duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity.

(b) If the Board of Directors and the General Partner shall determine to consent to the merger, consolidation or conversion, the Board of Directors and the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the Board of Directors and the General Partner determine to be necessary or appropriate.

(c) If the Board of Directors and the General Partner shall determine to consent to the conversion the Board of Directors and the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership;

(vi) in an attachment or exhibit, the certificate of limited partnership, certificate of formation, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain and stated in such articles of conversion); and

(viii) such other provisions with respect to the proposed conversion the Board of Directors and the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of Merger, Consolidation or Conversion.

(a) Except as provided in Section 14.3(d) and 14.3(e), the Board of Directors, upon its and the General Partner’s approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c) Except as provided in Section 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the Board of Directors has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners, the General Partner and the Board of Directors with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors, with the prior consent of the General Partner, is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the Board of Directors has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4    Certificate of Merger or Conversion.    Upon the required approval by the Board of Directors, the General Partner and the Unitholders of a Merger Agreement or Plan of Conversion, as the case may be, a certificate of merger or conversion, as applicable, shall be executed and filed in conformity with the requirements of the Marshall Islands Act.

Section 14.5    Amendment of Partnership Agreement.    Pursuant to Section 20(2) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 20(2) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6    Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion, for all purposes of the laws of the Marshall Islands:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity; and

(v) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the Plan of Conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time from and after the Closing Date the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class or classes (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, if any, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date to the extent Certificates for the Limited Partner Interests are outstanding, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by a member of the Board of Directors, the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner or the Board of Directors at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner and the Board of Directors may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2    Further Action.    The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.    This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.    None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.    No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.    This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.2(a), immediately upon the acquisition of such Limited Partner Interests without execution hereof.

Section 16.8    Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Marshall Islands Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.9    Invalidity of Provisions.    If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.10    Consent of Partners.    Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners (including any amendment to this Agreement), such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action (including any amendment to this Agreement).

Section 16.11    Facsimile Signatures.    The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12    Third-Party Beneficiaries.    Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this First Amended and Restated Agreement of Limited Partnership as a Deed as of the date first written above.

GENERAL PARTNER:

KNOT Offshore Partners GP LLC

By:
Name:
Title:

LIMITED PARTNER:

Knutsen NYK Offshore Tankers AS

By:
Name:
Title:

SIGNATURE PAGE TO

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

KNOT OFFSHORE PARTNERS LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

KNOT OFFSHORE PARTNERS LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), KNOT Offshore Partners LP, a Marshall Islands limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of the above designated number of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (a) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (b) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (c) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the Marshall Islands.

Dated:

Countersigned and Registered by:	KNOT OFFSHORE PARTNERS LP

By:
as Transfer Agent and Registrar		Title:

By:	By:
Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor)

TEN ENT	—	as tenants by the entireties

JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts /Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in

KNOT OFFSHORE PARTNERS LP

FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of KNOT Offshore Partners LP.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

(Signature)
(Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

KNOT Offshore Partners LP

Common Units

Representing Limited Partner Interests

PRELIMINARY PROSPECTUS

                    , 2013

BofA Merrill Lynch	Citigroup

Until                     , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify our directors, officers and the affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement in which KNOT Offshore Partners LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7. Recent Sales of Unregistered Securities.

There have been no other sales of unregistered securities within the past three years.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of KNOT Offshore Partners LP

3.2	Form of First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP (included as Appendix A to the Prospectus)

3.3	Certificate of Formation of KNOT Offshore Partners GP LLC

3.4	Limited Liability Company Agreement of KNOT Offshore Partners GP LLC

5.1*	Opinion of Watson, Farley & Williams (New York) LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2*	Opinion of Watson, Farley & Williams (New York) LLP relating to tax matters

8.3*	Opinion of Advokatfirmaet Thommessen AS relating to tax matters

10.1*	Form of Contribution Agreement

10.2	Form of Omnibus Agreement

10.3*	Form of Administrative Services Agreement

10.4	Ship Management Agreement for the M/T Bodil Knutsen, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended

10.5	Ship Management Agreement for the Windsor Knutsen, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended

10.6*	Revolving Credit Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.7*	Senior Secured Term Loan Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.8*	Amended and Restated Term Loan Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

Exhibit No.	Description

10.9*	Amended and Restated Senior Term Loan Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.10*	Employment Agreement dated between KNOT Offshore Partners UK LLC and Arild Vik

10.11†	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V.

10.12†	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V.

10.13†	Windsor Knutsen Time Charter Party, dated April 6, 2010, between Knutsen OAS Shipping AS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited, novated by the Novation Agreement, dated May 3, 2010, between Knutsen OAS Shipping AS, Knutsen Bøyelaster XI KS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited and further novated by the Novation Agreement, dated February 20, 2013, between Knutsen Bøyelaster XI KS, KNOT Shuttle Tankers 18 AS and Brazil Shipping I Limited

10.14†	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA

21.1*	List of Subsidiaries of KNOT Offshore Partners LP

23.1	Consent of Ernst & Young AS

23.2	Consent of Fearnley Consultants AS

23.3*	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibits 5.1 and 8.2)

23.4*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Power of Attorney (included in signature page)

*	To be provided by amendment.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the general partner or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 20-F for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aberdeen, Aberdeenshire, United Kingdom on the 28th day of February, 2013.

KNOT OFFSHORE PARTNERS LP

By:	/s/ ARILD VIK
	Name:	Arild Vik
	Title:	Chief Executive Officer and Chief Financial Officer

Each person whose signature appears below appoints Arild Vik as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ARILD VIK	Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	February 28, 2013
Arild Vik

/s/ TRYGVE SEGLEM
Trygve Seglem	Chairman of the Board of Directors	February 28, 2013

/s/ JOHN COSTAIN
John Costain	Director	February 28, 2013

/s/ YUTAKA HIGURASHI
Yutaka Higurashi	Director	February 28, 2013

/s/ YOSHIYUKI KONUMA
Yoshiyuki Konuma	Director	February 28, 2013

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of KNOT Offshore Partners LP in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the 28th day of February, 2013.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Certificate of Limited Partnership of KNOT Offshore Partners LP

3.2	Form of First Amended and Restated Agreement of Limited Partnership of KNOT Offshore Partners LP (included as Appendix A to the Prospectus)

3.3	Certificate of Formation of KNOT Offshore Partners GP LLC

3.4	Limited Liability Company Agreement of KNOT Offshore Partners GP LLC

5.1*	Opinion of Watson, Farley & Williams (New York) LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2*	Opinion of Watson, Farley & Williams (New York) LLP relating to tax matters

8.3*	Opinion of Advokatfirmaet Thommessen AS relating to tax matters

10.1*	Form of Contribution Agreement

10.2	Form of Omnibus Agreement

10.3*	Form of Administrative Services Agreement

10.4	Ship Management Agreement for the M/T Bodil Knutsen, between KNOT Shuttle Tankers 17 AS and KNOT Management AS, as amended

10.5	Ship Management Agreement for the Windsor Knutsen, between KNOT Shuttle Tankers 18 AS and KNOT Management AS, as amended

10.6*	Revolving Credit Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.7*	Senior Secured Term Loan Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.8*	Amended and Restated Term Loan Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.9*	Amended and Restated Senior Term Loan Agreement dated , by and among KNOT Offshore Partners LP, as borrower, and a syndicate of banks

10.10*	Employment Agreement dated between KNOT Offshore Partners UK LLC and Arild Vik

10.11†	Fortaleza Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 27, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V.

10.12†	Recife Knutsen Standard Bareboat Charter Party, dated November 14, 2007, between Knutsen Shuttle Tankers XII KS and Fronape International Company/Petrobras Transporte S.A.-Transpetro, novated by the Novation Agreement, dated June 29, 2012, between Knutsen Shuttle Tankers XII KS, Knutsen OAS Shipping AS, Fronape International Company, Petrobras Transporte S.A.-Transpetro and Fronape International Company B.V.

Exhibit No.	Description

10.13†	Windsor Knutsen Time Charter Party, dated April 6, 2010, between Knutsen OAS Shipping AS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited, novated by the Novation Agreement, dated May 3, 2010, between Knutsen OAS Shipping AS, Knutsen Bøyelaster XI KS and Brazil Shipping I Limited, formerly known as BG Oil Services Limited and further novated by the Novation Agreement, dated February 20, 2013, between Knutsen Bøyelaster XI KS, KNOT Shuttle Tankers 18 AS and Brazil Shipping I Limited

10.14†	Bodil Knutsen Time Charter Party, dated October 7, 2010, between Knutsen Bøyelaster VI KS and Statoil ASA, amended by Addendum No. 1, dated March 29, 2011, between Knutsen Bøyelaster VI KS and Statoil ASA and novated by the Novation Agreement, dated February 18, 2013, between Knutsen Bøyelaster VI KS, KNOT Shuttle Tankers 17 AS and Statoil ASA

21.1*	List of Subsidiaries of KNOT Offshore Partners LP

23.1	Consent of Ernst & Young AS

23.2	Consent of Fearnley Consultants AS

23.3*	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibits 5.1 and 8.2)

23.4*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	Power of Attorney (included in signature page)

*	To be provided by amendment.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.